As filed with the Securities and Exchange Commission on June 16, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

INPHI CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	3674	77-0557980
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1154 Sonora Court

Sunnyvale, California 94086

(408) 636-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Young K. Sohn

Chief Executive Officer and President

1154 Sonora Court

Sunnyvale, California 94086

(408) 636-2700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq.

Allison Leopold Tilley, Esq.

Davina K. Kaile, Esq.

Noelle Matteson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

(650) 233-4545 facsimile

Bruce K. Dallas, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000 (650) 752-2111 facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and smaller reporting company in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐	Accelerated	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $0.001 par value per share	$115,000,000	$8,200

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued June 16, 2010

             Shares

COMMON STOCK

Inphi Corporation is offering              shares of its common stock and the selling stockholders are offering              shares of common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $              and $              per share.

We intend to apply to list our common stock on The New York Stock Exchange under the symbol “IPHI.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

PRICE $              A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Inphi	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We and the selling stockholders have granted the underwriters the right to purchase up to an additional              shares of our common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2010.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES	JEFFERIES & COMPANY

THOMAS WEISEL PARTNERS LLC	NEEDHAM & COMPANY, LLC

                    , 2010

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our common stock. Before making an investment decision, you should carefully read the entire prospectus, especially the risks set forth under the heading “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus. References in this prospectus to “our company,” “we,” “us” and “our” refer to Inphi Corporation and its subsidiaries and predecessors during the period presented unless the context requires otherwise.

INPHI CORPORATION

We are a fabless provider of high-speed analog semiconductor solutions for the communications and computing markets. Our analog semiconductor solutions provide high signal integrity at leading-edge data speeds while reducing system power consumption. Our semiconductor solutions are designed to address bandwidth bottlenecks in networks, maximize throughput and minimize latency in computing environments and enable the rollout of next generation communications and computing infrastructures. Our solutions provide a vital high-speed interface between analog signals and digital information in high-performance systems such as telecommunications transport systems, enterprise networking equipment, datacenter and enterprise servers, storage platforms, test and measurement equipment and military systems. We believe we are a leader in 40G and 100G high-speed analog semiconductor solutions for the communications market and high-speed memory interface solutions for the computing market. We have a broad product portfolio with 17 product lines and over 170 products as of December 31, 2009.

We work closely with industry and technology leaders such as Advanced Micro Devices, Inc., Alcatel-Lucent, Cisco Systems, Inc., Huawei Technologies Co., Ltd. and Intel Corporation to design architectures and products that solve bandwidth bottlenecks in existing and next generation communications and computing systems. We help define industry conventions and standards within the markets we target by collaborating with technology leaders, original equipment manufacturers, or OEMs, systems manufacturers and standards bodies. The complex and proprietary nature of our technology often makes it difficult for other suppliers to deliver competitive products, thereby enabling us to be the sole supplier or one of a limited number of suppliers. Our products are designed into systems sold by OEMs, including Agilent Technologies, Inc., Alcatel-Lucent, Cisco, Danaher Corporation, Dell Inc., EMC Corporation, Hewlett-Packard Company, Huawei, International Business Machines Corporation and Oracle Corporation. We sell both directly to these OEMs and to other intermediary systems or module manufacturers that, in turn, sell to these OEMs. During the year ended December 31, 2009, we sold our products to more than 160 customers. For the year ended December 31, 2009, revenue attributable to Samsung Electronics Co., Ltd. and Micron Technology, Inc. represented 36% and 17% of our total revenue, respectively. Since 2006, we have shipped more than 90 million high-speed analog semiconductors. Our total revenue increased to $58.9 million for the year ended December 31, 2009 from $43.0 million for the year ended December 31, 2008. For the quarter ended March 31, 2010, our total revenue increased to $19.1 million from $10.3 million for the quarter ended March 31, 2009. As of March 31, 2010, our accumulated deficit was $48.8 million.

The proliferation of mobile devices and wireless connectivity is driving growth in demand for network bandwidth as users seek faster access to high-definition video and multimedia content and applications. According to the Cisco Visual Networking Index, global Internet protocol, or IP, traffic is projected to increase more than four-fold from 2009 to 2014, reaching 63.9 exabytes per month in 2014. Global mobile IP traffic is a key driver of this growth, and is projected to increase at a compound annual growth rate of 108% from 2009 to 2014. This is expected to drive over 3.5 exabytes of traffic per month in 2014 as compared to less than 0.1 exabytes in 2009. In addition, the emergence of cloud computing, which allows multiple users to simultaneously execute applications and access data at high speeds, is creating additional demand for network bandwidth and computing resources. According to the IDC eXchange, New IT Cloud Services Forecast: 2009-2013, October 2009, spending on public cloud-based server and storage services is expected to grow from $3.7 billion in 2009 to $12.8 billion in 2013, representing a compound annual growth rate of 37%.

In order to handle growing network bandwidth and faster computing speeds, communications and computing systems require greater processing resources and higher access speeds. As processing power and access speeds continue to increase, it becomes more difficult for systems to achieve high signal integrity and reliable data transmission and recovery using traditional semiconductor solutions. Moreover, in many networks and computing systems, bandwidth bottlenecks arise where the physical media and traditional semiconductor solutions are incapable of supporting the increased data transfer rates and cause signal deterioration. These signal deterioration issues are typically addressed with high-speed analog semiconductors that maintain or improve signal integrity at every point of the physical interface by employing sophisticated analog signal processing techniques to accurately generate, amplify, reshape, retime and receive the transmitted data.

We leverage our proprietary high-speed analog signal processing expertise and our deep understanding of system architectures to address data bottlenecks in current and emerging communications, enterprise network, computing and storage architectures. We use our core technology and strength in high-speed analog design to enable our customers to deploy next generation communications and computing systems that operate with high performance at high speeds. We believe we are at the forefront of developing semiconductor solutions that deliver 100 gigabits per second, or 100G, speeds throughout the network infrastructure, including core, metro and the datacenter. Furthermore, our analog signal processing expertise enables us to improve throughput in computing systems. Our core competitive strengths include:

•

System-Level Simulation Capabilities. In order to understand and solve system problems, we work closely with systems vendors to develop proprietary component, channel and system simulation models. We use these proprietary simulation and validation tools to accurately predict system performance prior to fabricating the semiconductor or alternately to identify and optimize critical semiconductor parameters to satisfy customer system requirements.

•

Analog Design Expertise. High-speed analog circuit design is extremely challenging at high frequencies. We believe that we are a leader in developing broadband analog semiconductors operating at frequencies of up to 100 gigahertz, or GHz. Our analog design expertise has enabled us to design and commercially ship the first 18 GHz track-and-hold amplifier, 28 GHz linear transimpedance amplifier, 40 GHz transimpedance amplifier and 50 GHz multiplexer, or MUX, and demultiplexer, or DEMUX, components.

•

Strong Relationships with Industry Leaders. We develop many of our high-speed analog semiconductor solutions for applications and systems that are driven by the industry leaders in the communications and computing markets. As a result of our demonstrated ability to address our customers’ technological challenges, we are designed into several of their current systems and believe we are well-positioned to develop high-speed analog semiconductor solutions for their emerging architectures. For instance, our high-speed memory interface designs have been validated for Intel’s Xeon® Core i7® and next generation platforms. We also work with communication companies such as Alcatel-Lucent, Cisco and Huawei to address their next generation 100G efforts.

•

Broad Process Technology. We employ process technology experts, device technologists and circuit designers who have extensive experience in many process technologies including complementary metal oxide semiconductor, or CMOS, silicon germanium, or SiGe, and III-V technologies such as gallium arsenide, or GaAs, and indium phosphide, or InP. We believe that our ability to design high-speed analog semiconductors in a wide range of materials and process technologies allows us to provide superior performance, power, cost and reliability for a specific set of market requirements.

•

High-Speed Package Modeling and Design. We have developed deep expertise in high-speed package modeling and design, since introducing the first high-speed 50 GHz MUX and DEMUX product in 2001. Our current packaging and modeling techniques enable us to deliver semiconductors that are energy efficient, offer high-speed processing and enable advanced signal integrity, all in a small footprint.

We believe that our system-level simulation capabilities, our analog design and broad process technology design capabilities as well as our strengths in packaging enable us to differentiate ourselves by delivering advanced high-speed analog signal processing solutions. For example, we believe we have successfully demonstrated the feasibility of our next generation 100G Ethernet architecture well ahead of our competitors. Within the server market, we have applied our analog signal processing expertise to develop our iMB™ technology, which is designed to expand the memory capacity in existing server and computing platforms. We believe the key benefits that our solutions provide to our customers are as follows:

•

High Performance. Our high-speed analog semiconductor solutions are designed to meet the specific technical requirements of our customers in their respective end markets. For instance, in the broadband communications market, we believe our products achieve the highest signal integrity and attain superior signal transmission distance at required error-free or low-error rates. In the computing market, we believe our products achieve industry-leading data transfer rates at the smallest die size.

•

Low Power and Small Footprint. In each of the end markets that we serve, the power budget of the overall system is a key consideration for the systems designers. We believe that our high-speed analog signal processing solutions enable our customers to implement system architectures that reduce overall system power consumption. We also believe that at high frequencies, our high-speed analog semiconductor devices typically consume less power than our competitors’ standard designs. In many of our applications, we are able to design and deliver semiconductors that have a smaller footprint and therefore reduce the overall system size.

•

Faster Time to Market. Our customers compete in markets that require high-speed, reliable semiconductors that can be integrated into their systems as soon as new market opportunities develop. To meet our customers’ time-to-market requirements, we work closely with them early in their design cycles and are actively involved in their development processes.

Our mission is to enable faster communications and computing infrastructure with high-speed analog semiconductor solutions that reliably capture critical analog signals, convert them to useful data, and transport the data at high speeds. Key elements of our strategy include:

•

Focus on Markets that Require High Signal Integrity at High Speeds. We believe our target markets are driven by expected growth trends in video applications, mobile Internet and cloud computing, causing a greater demand for network bandwidth and computing speeds. We intend to continue to focus our efforts in markets where high signal integrity at high speeds is imperative.

•

Extend Technology Leadership in High-Speed Analog Semiconductors. We believe we employ best-in-class technology and design capabilities in our high-speed analog semiconductor solutions. We intend to continue to invest in research and development to extend our leadership in existing markets and enable the widespread deployment of our next generation technology into newer markets.

•

Expand Global Presence. We believe that a global presence is critical to securing design wins from both new and existing customers given the continued globalization of supply chains, particularly with respect to design and manufacturing. We plan to continue the expansion of our sales, design and technical support organization to broaden our customer reach in new markets, primarily in Asia and Europe.

•

Continue to Build Deep Relationships with Customers. We intend to continue to develop long-term, collaborative relationships with customers who are regarded as leaders in their respective markets. In addition, we plan to continue to work closely with customers to enable them to develop innovative solutions that address both existing and new performance challenges.

•

Attract and Retain Top Talent. We believe one of our key differentiators resides in the design of solutions that address complex, real world problems for our customers. In this respect, our team of analog engineers and systems designers is critical to our success. We intend to continue to aggressively recruit and seek to retain talented engineering and design personnel.

Risk Related to Our Business

Investing in our common stock involves substantial risks, including, but not limited to:

•	fluctuations in our revenue and operating results;

•	our history of losses and accumulated deficit;

•	our dependence on a limited number of customers and products for a substantial portion of our revenue;

•	product defects;

•	risks related to intellectual property matters;

•	lengthy sales cycles and competitive selection processes;

•	lengthy and expensive qualification process;

•	our ability to develop new or enhanced products in a timely manner;

•	market development of and demand for 100G solutions;

•	demand for our products in the communications and computing markets;

•	our reliance on third parties to manufacture, assemble and test our products; and

•	our ability to compete.

Before you invest in our common stock, you should carefully consider all the information in this prospectus including matters set forth under the heading “Risk Factors.”

Corporate Information

We were incorporated in Delaware in November 2000 as TCom Communications, Inc. and changed our name to Inphi Corporation in February 2001. Our principal executive offices are located at 1154 Sonora Court, Sunnyvale, California 94086. Our telephone number at that location is (408) 636-2700. Our website address is www.inphi.com. Information on our website is not part of this prospectus and should not be relied upon in determining whether to make an investment decision.

Inphi® , iMB™ and the Inphi logo are trademarks or service marks owned by Inphi. All other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding immediately after this offering	shares ( if the underwriters exercise their over-allotment in full)

Overallotment option	shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	“IPHI”

The number of shares of common stock to be outstanding immediately after this offering is based on 38,805,785 shares outstanding as of March 31, 2010, and excludes:

•	12,543,252 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2010, at a weighted average exercise price of $0.75 per share;

•	90,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2010, at an exercise price of $0.66 per share;

•

40,107 shares issuable upon the exercise of outstanding warrants to purchase convertible preferred stock, at a weighted average exercise price of $3.41 per share, which warrants will convert into warrants to purchase 40,107 shares of common stock upon the completion of this offering;

•

2,000,000 shares of common stock reserved for future issuance under our 2010 Stock Incentive Plan, as well as shares originally reserved for issuance under our 2000 Stock Option/Stock Issuance Plan, or 2000 Stock Plan, but which may become available for awards under our 2010 Stock Incentive Plan as described below, which plan will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans;” and

•

732,000 shares of our Series E preferred stock proposed to be issued in connection with, and in the event of the closing of, our proposed acquisition of Winyatek Technology, Inc., which shares, if issued, would convert into 732,000 shares of common stock upon the completion of this offering.

Unless otherwise stated, all information in this prospectus assumes:

•

the conversion of all of our outstanding shares of preferred stock into an aggregate of 33,790,823 shares of common stock effective upon the completion of this offering, assuming a one-to-one conversion ratio of our outstanding shares of preferred stock into common stock;

•	no exercise of options or warrants outstanding as of March 31, 2010;

•	the filing of our restated certificate of incorporation immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares.

As of March 31, 2010, 1,415,651 shares remained available for future issuance under our 2000 Stock Plan. Upon the completion of this offering, no shares of our common stock will remain available for future issuance under our 2000 Stock Plan. Shares originally reserved for issuance under our 2000 Stock Plan but which are not issued or subject to outstanding grants on the effective date of our 2010 Stock Incentive Plan, and shares subject to outstanding options or forfeiture restrictions under our 2000 Stock Plan on the effective date of our 2010 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised, up to a number of additional shares not to exceed 1,000,000 will become available for awards under our 2010 Stock Incentive Plan upon the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The information set forth below should be read together with “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary statements of operations data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited financial statements included elsewhere in this prospectus. The summary statements of operations data for the three months ended March 31, 2009 and 2010 and the summary balance sheet data as of March 31, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue	$31,681	$32,727	$37,617	$7,337	$12,662
Revenue from related party(1)	4,556	10,227	21,235	2,999	6,424

Total revenue	36,237	42,954	58,852	10,336	19,086
Cost of revenue	16,028	19,249	21,269	3,703	7,187

Gross profit	20,209	23,705	37,583	6,633	11,899
Total operating expense(2)	25,455	27,009	29,498	7,108	9,044

Income (loss) from operations	(5,246)	(3,304)	8,085	(475)	2,855
Other income (expense)	(95)	(124)	73	14	27

Income (loss) before income taxes	(5,341)	(3,428)	8,158	(461)	2,882
Provision (benefit) for income taxes	—	—	829	—	(9,117)

Net income (loss)	$(5,341)	$(3,428)	$7,329	$(461)	$11,999

Net income (loss) allocable to common stockholders	$(5,341)	$(3,428)	$130	$(461)	$1,302

Net income (loss) per share:
Basic	$(2.81)	$(1.14)	$0.03	$(0.12)	$0.28

Diluted	$(2.81)	$(1.14)	$0.02	$(0.12)	$0.11

Weighted-average shares used in computing net income (loss) per share:
Basic	1,897,745	3,008,751	3,894,132	3,724,253	4,665,332
Diluted	1,897,745	3,008,751	6,509,191	3,724,253	12,236,714
Pro forma net income per share (unaudited):
Basic(3)			$0.19		$0.31

Diluted(3)			$0.18		$0.26

Weighted-average shares used in computing pro forma net income per share (unaudited):
Basic(3)			37,684,955		38,456,155
Diluted(3)			40,300,014		46,027,537

(1)	Revenue from related party consists of revenue from Samsung, which, together with associated entities, holds over 13% of our outstanding shares of common stock.

Footnotes continued on the following page.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$23,010	$23,010	$
Working capital	23,341	23,341
Total assets	49,995	49,995
Total liabilities	14,647	14,599
Total stockholders’ equity (deficit)	(42,268)	35,396

The preceding table presents a summary of our balance sheet data as of March 31, 2010:

•	on an actual basis;

•

on a pro forma basis to give effect to the issuance of 33,790,823 shares of common stock issuable upon the conversion of all of our outstanding shares of preferred stock upon completion of this offering, and to give effect to the conversion of warrants to purchase convertible preferred stock into warrants to purchase common stock; and

•

on a pro forma as adjusted basis to give effect to the pro forma conversion described above and the sale of             shares of common stock in this offering at an assumed initial public offering price of $            per share, the mid-point of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease), on a pro forma as adjusted basis, each of cash and cash equivalents, total assets and total stockholders’ equity by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $            million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Footnotes continued from the prior page.

(2)	Stock-based compensation expense is included in our results of operations as follows:

	As of December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)
Operating expense:
Cost of revenue	$19	$119	$31	$6	$11
Research and development	168	358	475	101	122
Sales and marketing	66	101	238	48	76
General and administrative	574	417	421	100	112

(3)	Please see note 7 to the notes to our consolidated financial statements for an explanation of the method used to calculate net income allocable to preferred stockholders and net (loss) income attributable to common stockholders, including the method used to calculate the number of shares used in the computation of the per share amounts.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition, results of operations or growth prospects could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

Our revenue and operating results can fluctuate from period to period, which could cause our share price to fluctuate.

Our revenue and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

•	the receipt, reduction or cancellation of orders by customers;

•	fluctuations in the levels of component inventories held by our customers;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product announcements and introductions by us or our competitors;

•	incurrence of research and development and related new product expenditures;

•	fluctuations in sales by module manufacturers who incorporate our semiconductor solutions in their products, such as memory modules;

•	cyclical fluctuations in our markets;

•	fluctuations in our manufacturing yields;

•	significant warranty claims, including those not covered by our suppliers;

•	changes in our product mix or customer mix;

•	intellectual property disputes; and

•	loss of key personnel or the inability to attract qualified engineers.

As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future revenue or operating performance.

We have an accumulated deficit and have incurred net losses in the past. We may incur net losses in the future.

As of March 31, 2010, we had an accumulated deficit of $48.8 million. We have incurred net losses in each year through 2008. Although we generated net income of $12.0 million for the three months ended March 31, 2010, we may incur net losses in the future.

We depend on a limited number of customers and products for a substantial portion of our revenue, and the loss of, or a significant reduction in orders from, one or more of our major customers could negatively impact our revenue and operating results.

In the quarter ended March 31, 2010, Samsung accounted for 34% of our total revenue, and our 10 largest customers collectively accounted for 79% of our total revenue. In addition, sales through distributors to Micron accounted for 17% of our total revenue in the quarter ended March 31, 2010. Revenue attributable to Samsung and Micron accounted for 36% and 17% of our total revenue in the year ended December 31, 2009, respectively. In addition, a substantial majority of our total revenue has been attributable to sales of our high-speed memory interface products into the computing market. We believe our operating results for the foreseeable future will continue to depend on sales to a relatively small number of customers. In the future, these customers may decide not to purchase our products at all, may purchase fewer products than they did in the past or may alter their purchasing patterns. As substantially all of our sales to date have been made on a purchase order basis, these customers may cancel, change or delay product purchase commitments with little or no notice to us and without penalty.

In addition, our relationships with some customers may deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer these customers favorable prices on our products. In that event, our average selling prices and gross margins would decline. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new significant customers could seriously impact our revenue and materially and adversely affect our results of operations.

We may face claims of intellectual property infringement, which could be time-consuming, costly to defend or settle and result in the loss of significant rights.

The semiconductor industry is characterized by companies that hold patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. From time to time, third parties may assert against us and our customers and distributors their patent and other intellectual property rights to technologies that are important to our business.

Claims that our products, processes or technology infringe third-party intellectual property rights, regardless of their merit or resolution, could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. For example, Netlist, Inc. filed suit against us in the United States District Court, Central District of California, in September 2009, alleging that our iMB™ and certain other memory module components infringe three of Netlist’s patents. For more details, see “Business—Legal Proceedings.”

Infringement claims of this sort also could harm our relationships with our customers or distributors and might deter future customers from doing business with us. We do not know whether we will prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for infringement;

•	expend significant resources to develop non-infringing products, processes or technology, which may not be successful;

•	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•	pay substantial damages to our customers or end users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology, if available.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

Winning business is subject to lengthy competitive selection processes that require us to incur significant expenditures prior to generating any revenue or without any guarantee of any revenue related to this business. Even if we begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no revenue from a product and adversely affect our results of operations.

We are focused on winning more competitive bid processes, known as “design wins,” that enable us to sell our high-speed analog semiconductor solutions for use in our customers’ products. These selection processes typically are lengthy and can require us to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Failure to obtain a design win could prevent us from offering an entire generation of a product. This could cause us to lose revenue and require us to write off obsolete inventory, and could weaken our position in future competitive selection processes. Even after securing a design win, we may experience delays in generating revenue from our products as a result of the lengthy development cycle typically required. Our customers generally take a considerable amount of time to evaluate our products. Our design cycle from initial engagement to volume shipment is typically two to three years.

The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans or adopt a competing design from one of our competitors, causing us to lose anticipated revenue. In addition, any delay or cancellation of a customer’s plans could materially and adversely affect our financial results, as we may have incurred significant expense without generating any revenue. Finally, our customers’ failure to successfully market and sell their products could reduce demand for our products and materially and adversely affect our business, financial condition and results of operations. If we were unable to generate revenue after incurring substantial expenses to develop any of our products, our business would suffer.

Our customers require our products and our third-party contractors to undergo a lengthy and expensive qualification process which does not assure product sales.

Prior to purchasing our products, our customers require that both our products and our third-party contractors undergo extensive qualification processes, which involve testing of our products in the customers’ systems, as well as testing for reliability. This qualification process may continue for several months. However, qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision in our third party contractors’ manufacturing process or our selection of a new supplier may require a new qualification process with our customers, which may result in delays and in our holding excess or obsolete inventory. After our products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, sales of those products to the customer may be precluded or delayed, which may impede our growth and cause our business to suffer.

The complexity of our products could result in undetected defects and we may be subject to warranty claims and product liability, which could result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our products are sold as components or as modules for use in larger electronic equipment sold by our customers. A product usually goes through an intense qualification and testing period performed by our customers before being used in production. We inspect and test parts, or have them inspected and tested in order to screen out parts that may be weak or potentially suffer a defect incurred through the manufacturing process. From time to time, we are subject to warranty or product liability claims that may require us to make significant expenditures to defend these claims or pay damage awards. Generally, our agreements seek to limit our liability to the replacement of the part or to the revenue received for the product, but these limitations on liability may not be effective or sufficient in scope in all cases. If a customer’s equipment fails in use, the customer may incur significant monetary damages including an equipment recall or associated replacement expenses, as well as lost revenue. The customer may claim that a defect in our product caused the equipment failure and assert a claim against us to recover monetary damages. The process of identifying a defective or potentially defective product in systems that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs and contract damage claims from our customers as well as harm to our reputation. In certain situations, circumstances might warrant that we consider incurring the costs or expense related to a recall of one of our products in order to avoid the potential claims that may be raised should the customer reasonably rely upon our product only to suffer a failure due to a design or manufacturing process defect. Defects in our products could harm our relationships with our customers and damage our reputation. Customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers and our financial results. In addition, the cost of defending these claims and satisfying any arbitration award or judicial judgment with respect to these claims could harm our business prospects and financial condition. Although we carry product liability insurance, this insurance may not adequately cover our costs arising from defects in our products or otherwise.

We rely on our relationships with industry and technology leaders to enhance our product offerings and our inability to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

We develop many of our semiconductor products for applications in systems that are driven by industry and technology leaders in the communications and computing markets. We also work with OEMs, system manufacturers and standards bodies to define industry conventions and standards within our target markets. We believe these relationships enhance our ability to achieve market acceptance and widespread adoption of our products. If we are unable to continue to develop or maintain these relationships, our semiconductor solutions would become less desirable to our customers, our sales would suffer and our competitive position could be harmed.

If we fail to accurately anticipate and respond to market trends or fail to develop and introduce new or enhanced products to address these trends on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in an industry characterized by rapidly changing technologies and industry standards and technological obsolescence. We believe that our success depends in part on our ability to accurately anticipate and respond to market trends and changing customer and technology requirements in a timely manner. For example, sales of our high-speed memory interface products into the computing market currently comprise a substantial portion of our revenue, and if we fail to develop semiconductor products which address evolving demands in this market on a timely basis or at all, our revenue and market share would suffer. Similarly, we are investing resources in developing semiconductor solutions to address the demands of communications and enterprise and datacenter networks and failure to accurately predict or respond to these demands could harm our business.

To compete successfully, we must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance and reliability while meeting the cost expectations of our customers. The introduction of new products by our competitors, the delay or cancellation of a platform for which any of our semiconductor solutions are designed, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products uncompetitive from a pricing standpoint, obsolete and otherwise unmarketable. Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological shifts could result in decreased revenue and our competitors winning design wins. In particular, we may experience difficulties with product design, manufacturing, marketing or certification that could delay or prevent our development, introduction or marketing of new or enhanced products. Due to the interdependence of various components in the systems within which our products and the products of our competitors operate, customers are unlikely to change to another design, once adopted, until the next generation of a technology. As a result, if we fail to introduce new or enhanced products that meet the needs of our customers or penetrate new markets in a timely fashion, and our designs do not gain acceptance, we will lose market share and our competitive position, very likely on an extended basis, and operating results will be adversely affected.

If sufficient market demand for 100G solutions does not develop or develops more slowly than expected, or if we fail to accurately predict market requirements or market demand for 100G solutions, our business and operating results would suffer.

We are currently investing significant resources to develop semiconductor solutions supporting 100G data transmission rates in order to increase the number of such solutions in our product line. If we fail to accurately predict market requirements or market demand for 100G semiconductor solutions, or if our 100G semiconductor solutions are not successfully developed or competitive in the industry, our business will suffer. If 100G networks are deployed to a lesser extent or more slowly than we currently anticipate, we may not realize any benefits from our investment. As a result, our business, competitive position, market share and operating results would suffer.

Our target markets may not grow or develop as we currently expect and are subject to market risks, any of which could materially harm our business, revenue and operating results.

To date, a substantial portion of our revenue has been attributable to demand for our products in the communications and computing markets and the growth of these overall markets. These markets have fluctuated in size and growth in recent times. Our operating results are impacted by various trends in these markets. These trends include the deployment and broader market adoption of next generation technologies, such as 40 gigabits per second (Gbps), or 40G, and 100G, in communications and enterprise networks, timing of next generation network upgrades, the introduction and broader market adoption of next generation server platforms, timing of enterprise upgrades and the introduction and deployment of high-speed memory interfaces in computing platforms. We are unable to predict the timing or direction of the development of these markets with any accuracy. For example, we expect that the deployment of different types of memory devices for which our iMB™ product is designed will be substantially dependent on the development of next generation server platforms. We have not generated any significant revenue from our iMB™ product to date, and if the development or adoption of next generation server platforms is delayed, or if these server platforms do not interoperate with memory devices for which our iMB™ product is designed, we may not realize revenue from our iMB™ product. In addition, because some of our products are not limited in the systems or geographic areas in which they may be deployed, we cannot always determine with accuracy how, where or into which applications our products are being deployed. If our target markets do not grow or develop in ways that we currently expect, demand for our semiconductor products may decrease and our business and operating results could suffer.

We rely on a limited number of third parties to manufacture, assemble and test our products, and the failure to manage our relationships with our third-party contractors successfully could adversely affect our ability to market and sell our products.

We operate an outsourced manufacturing business model. As a result, we rely on third-party foundry wafer fabrication and assembly and test capacity. We generally use a single foundry for the production of each of our various semiconductors. Currently, our principal foundries are Global Communications Semiconductors, Inc., or GCS, Sumitomo Electric Device Innovations Inc., Taiwan Semiconductor Manufacturing Company Ltd., or TSMC, TowerJazz Semiconductor Ltd. and United Monolithic Semiconductors S.A.S., or UMS. We also use third-party contract manufacturers for a significant majority of our assembly and test operations, including Kyocera Corporation, Natel Engineering Co., Inc., Orient Semiconductor Electronics Ltd., or OSE, Signetics Korea Co., Ltd. and STATS ChipPAC Ltd.

Relying on third-party manufacturing, assembly and testing presents significant risks to us, including the following:

•	failure by us, our customers or their end customers to qualify a selected supplier;

•	capacity shortages during periods of high demand;

•	reduced control over delivery schedules and quality;

•	shortages of materials;

•	misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us; and

•	potential increases in prices.

The ability and willingness of our third-party contractors to perform is largely outside our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, if that manufacturing capacity is reduced or eliminated at one or more facilities, including as a response to the recent worldwide decline in the semiconductor industry, or any of those facilities are unable to keep pace with the growth of our business, we could have difficulties fulfilling our customer orders and our revenue could decline. In addition, if these third parties fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders, our revenue could decline and our business, financial condition and results of operations would be adversely affected.

Additionally, as many of our fabrication and assembly and test contractors are located in the Pacific Rim region, principally in Taiwan, our manufacturing capacity may be similarly reduced or eliminated due to natural disasters, political unrest, war, labor strikes, work stoppages or public health crises, such as outbreaks of H1N1 flu. This could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembly or test from the affected contractor to another third-party vendor. There can be no assurance that alternative capacity could be obtained on favorable terms, if at all.

Our costs may increase substantially if the wafer foundries that supply our products do not achieve satisfactory product yields or quality.

The wafer fabrication process is an extremely complicated process where the slightest changes in the design, specifications or materials can result in material decreases in manufacturing yields or even the suspension of production. From time to time, our third-party wafer foundries have experienced, and are likely to experience manufacturing defects and reduced manufacturing yields related to errors or problems in their manufacturing processes or the interrelationship of their processes with our designs. In some cases, our third-party wafer foundries may not be able to detect these defects early in the fabrication process or determine the cause of such defects in a timely manner. We may incur substantial research and development expense for prototype or development stage products as we qualify the products for production.

Generally, in pricing our semiconductors, we assume that manufacturing yields will continue to increase, even as the complexity of our semiconductors increases. Once our semiconductors are initially qualified with our third-party wafer foundries, minimum acceptable yields are established. We are responsible for the costs of the wafers if the actual yield is above the minimum. If actual yields are below the minimum we are not required to purchase the wafers. The minimum acceptable yields for our new products are generally lower at first and increase as we achieve full production. Unacceptably low product yields or other product manufacturing problems could substantially increase the overall production time and costs and adversely impact our operating results on sales of our products. Product yield losses will increase our costs and reduce our gross margin. In addition to significantly harming our operating results and cash flow, poor yields may delay shipment of our products and harm our relationships with existing and potential customers.

We do not have any long-term supply contracts with our contract manufacturers or suppliers, and any disruption in our supply of products or materials could have a material adverse affect on our business, revenue and operating results.

We currently do not have long-term supply contracts with any of our third-party contract manufacturers. We make substantially all of our purchases on a purchase order basis, and our contract manufacturers are not required to supply us products for any specific period or in any specific quantity. We expect that it would take approximately nine to 12 months to transition from our current foundry or assembly services to new providers. Such a transition would likely require a qualification process by our customers or their end customers. We generally place orders for products with some of our suppliers several months prior to the anticipated delivery date, with order volumes based on our forecasts of demand from our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate and cost-effective foundry or assembly capacity from our third-party contractors to meet our customers’ delivery requirements, or we may accumulate excess inventories. On occasion, we have been unable to adequately respond to unexpected increases in customer purchase orders and therefore were unable to benefit from this incremental demand. None of our third-party contract manufacturers have provided any assurance to us that adequate capacity will be available to us within the time required to meet additional demand for our products.

Our foundry vendors and assembly and test vendors may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than us or that have long-term agreements with our foundry vendor or assembly and test vendors may cause our foundry vendor or assembly and test vendors to reallocate capacity to those customers, decreasing the capacity available to us. We do not have long-term supply contracts with our third-party contract manufacturers and if we enter into costly arrangements with suppliers that include nonrefundable deposits or loans in exchange for capacity commitments, commitments to purchase specified quantities over extended periods or investment in a foundry, our operating results could be harmed. We may not be able to make any such arrangement in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results. To date, we have not entered into such arrangements with our suppliers. If we need another foundry or assembly and test subcontractor because of increased demand, or if we are unable to obtain timely and adequate deliveries from our providers, we might not be able to cost effectively and quickly retain other vendors to satisfy our requirements.

Many of our customers depend on us as the sole source for a number of our products. If we are unable to deliver these products as the sole supplier or as one of a limited number of suppliers, our relationships with these customers and our business would suffer.

A number of our customers do not have alternative sources for our semiconductor solutions and depend on us as the sole supplier or as one of a limited number of suppliers for these products. Since we outsource all of our manufacturing to third-party contractors, our ability to deliver our products is substantially dependent on the ability and willingness of our third-party contractors to perform, which is largely outside our control. A failure to deliver our products in sufficient quantities or at all to our customers that depend on us as a sole supplier or as one of a limited number of suppliers may be detrimental to their business and, as a result, our relationship with the customer would be negatively impacted. If we are unable to maintain our relationships with these customers after such failure, our business and financial results may be harmed.

If we are unable to attract, train and retain qualified personnel, particularly our design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to attract and retain qualified personnel, including our management, sales and marketing, and finance, and particularly our design and technical personnel. We do not know whether we will be able to retain all of these personnel as we continue to pursue our business strategy. Historically, we have encountered difficulties in hiring qualified engineers because there is a limited pool of engineers with the expertise required in our field. Competition for these personnel is intense in the semiconductor industry. As the source of our technological and product innovations, our design and technical personnel represent a significant asset. The loss of the services of one or more of our key employees, especially our key design and technical personnel, or our inability to attract and retain qualified design and technical personnel, could harm our business, financial condition and results of operations.

We may not be able to effectively manage our growth, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business and operating results.

To effectively manage our growth, we must continue to expand our operational, engineering and financial systems, procedures and controls and to improve our accounting and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. If we fail to adequately manage our growth, or to improve our operational, financial and management information systems, or fail to effectively motivate or manage our new and future employees, the quality of our products and the management of our operations could suffer, which could adversely affect our operating results.

We face intense competition and expect competition to increase in the future, which could have an adverse effect on our revenue, revenue growth rate, if any, and market share.

The global semiconductor market in general, and the communications and computing markets in particular, are highly competitive. We compete or plan to compete in different target markets to various degrees on the basis of a number of principal competitive factors, including product performance, power budget, features and functionality, customer relationships, size, ease of system design, product roadmap, reputation and reliability, customer support and price. We expect competition to increase and intensify as more and larger semiconductor companies enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue and operating results.

Currently, our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. Our primary competitors include Broadcom Corporation, Hittite Microwave Corporation, Integrated Device Technology, Inc. and Texas

Instruments Incorporated, as well as other analog signal processing companies. We expect competition in the markets in which we participate to increase in the future as existing competitors improve or expand their product offerings. In addition, as we develop our 100G semiconductor solution, we may face competition from companies such as Broadcom and NetLogic Microsystems, Inc.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as our customers reduced their purchase orders. Many of our competitors have substantially greater financial and other resources with which to withstand similar adverse economic or market conditions in the future. These developments may materially and adversely affect our current and future target markets and our ability to compete successfully in those markets.

We use a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights, trademarks and trade secrets in the United States and in selected foreign countries where we believe filing for such protection is appropriate. Effective protection of our intellectual property rights may be unavailable, limited or not applied for in some countries. Some of our products and technologies are not covered by any patent or patent application. We cannot guarantee that:

•	any of our present or future patents or patent claims will not lapse or be invalidated, circumvented, challenged or abandoned;

•	our intellectual property rights will provide competitive advantages to us;

•	our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

•

any of the trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or

•	we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.

For example, we filed a complaint against Netlist in Federal District Court in November 2009 alleging that Netlist infringes two of our patents. Netlist asserts in its amended answer to the complaint that it does not infringe the patents, that the patents are invalid and that one of the patents is unenforceable due to inequitable conduct before the USPTO. For more details, see “Business—Legal Proceedings.”

In addition, our competitors or others may design around our protected patents or technologies. Effective intellectual property protection may be unavailable or more limited in one or more relevant jurisdictions relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions. If we pursue litigation to assert our intellectual property rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have occurred or may occur in the future. Although we have taken steps to minimize the risk of this occurring, any such failure to identify unauthorized use and otherwise adequately protect our intellectual property would adversely affect our business. Moreover, if we are required to commence litigation, whether as a plaintiff or defendant, not only would this be time-consuming, but we would also be forced to incur significant costs and divert our attention and efforts of our employees, which could, in turn, result in lower revenue and higher expenses.

We also rely on contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures designed to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

In addition, we have a number of third-party patent and intellectual property license agreements. Some of these license agreements require us to make one-time payments or ongoing royalty payments. We cannot guarantee that the third-party patents and technology we license will not be licensed to our competitors or others in the semiconductor industry. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Average selling prices of our products often decrease over time, which could negatively impact our revenue and gross margins.

Our operating results may be impacted by a decline in the average selling prices of our semiconductors. If competition increases in our target markets, we may need to reduce the average unit price of our products in anticipation of competitive pricing pressures, new product introductions by us or our competitors and for other reasons. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or introducing new products with higher margins, our revenue and gross margins will suffer. To maintain our revenue and gross margins, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our costs as well as our customers’ costs. Failure to do so would cause our revenue and gross margins to decline.

We are subject to order and shipment uncertainties, and differences between our estimates of customer demand and product mix and our actual results could negatively affect our inventory levels, sales and operating results.

Our revenue is generated on the basis of purchase orders with our customers rather than long-term purchase commitments. In addition, our customers can cancel purchase orders or defer the shipments of our products under certain circumstances. Our products are manufactured using semiconductor foundries according to our estimates of customer demand, which requires us to make separate demand forecast assumptions for every customer, each of which may introduce significant variability into our aggregate estimates. It is difficult for us to forecast the demand for our products, in part because of the complex supply chain between us and the end-user markets that incorporate our products. Due to our lengthy product development cycle, it is critical for us to anticipate changes in demand for our various product features and the applications they serve to allow sufficient time for product development and design. We have limited visibility into future customer demand and the product mix that our customers will require, which could adversely affect our revenue forecasts and operating margins. Moreover, because some of our target markets are relatively new, many of our customers have difficulty accurately forecasting their product requirements and estimating the timing of their new product introductions, which ultimately affects their demand for our products. Our failure to accurately forecast demand can lead to product shortages that can impede production by our customers and harm our customer relationships. Conversely, our failure to forecast declining demand or shifts in product mix can result in excess or obsolete inventory. The rapid pace of innovation in our industry could also render significant portions of our inventory obsolete. Excess or obsolete inventory levels could result in unexpected expenses or increases in our reserves that could adversely affect our business, operating results and financial condition. In contrast, if we were to underestimate customer demand or if sufficient manufacturing capacity were unavailable, we could forego revenue opportunities, potentially lose market share and damage our customer relationships. In addition, any significant future cancellations or deferrals of product orders or the return of previously sold products due to manufacturing defects could materially and adversely impact our profit margins, increase our write-offs due to product obsolescence and restrict our ability to fund our operations.

We rely on third-party sales representatives and distributors to assist in selling our products, and the failure of these parties to perform as expected could reduce our future sales.

In 2009, we derived 78% of our total revenue from sales by our direct sales team and third-party sales representatives. In addition, in 2009 and the three months ended March 31, 2010, approximately 22% and 28% of our sales were made pursuant to third-party distribution agreements, respectively. Two of our distributors, which sell solely to Micron, accounted for 12% and 17% of our total revenue in 2009 and the three months ended March 31, 2010, respectively. We are unable to predict the extent to which these third-party sales representatives and distributors will be successful in marketing and selling our products. Moreover, many of these third-party sales representatives and distributors also market and sell competing products, which may affect the extent to which they promote our products. Even where our relationships are formalized in contracts, our third-party sales representatives and distributors often have the right to terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional third-party sales representatives and distributors who will be able to market and support our products effectively, especially in markets in which we have not previously sold our products. If we cannot retain our current distributors or find additional or replacement third-party sales representatives and distributors, our business, financial condition and results of operations could be harmed. Additionally, if we terminate our relationship with a distributor, we may be obligated to repurchase unsold products. We record a reserve for estimated returns and price credits. If actual returns and credits exceed our estimates, our operating results could be harmed.

The facilities of our third-party contractors and distributors are located in regions that are subject to earthquakes and other natural disasters.

The facilities of our third-party contractors and distributors are subject to risk of catastrophic loss due to fire, flood or other natural or man-made disasters. A number of our facilities and those of our contract manufacturers are located in areas with above average seismic activity and also subject to typhoons and other Pacific storms. Several foundries that manufacture our wafers are located in Taiwan, Japan and California, and all of the third-party contractors who assemble and test our products are located in Asia. In addition, our headquarters are located in California. The risk of an earthquake in the Pacific Rim region or California is significant due to the proximity of major earthquake fault lines. For example, in 2002 and 2003, major earthquakes occurred in Taiwan. Any catastrophic loss to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility. In particular, any catastrophic loss at our California locations would materially and adversely affect our business.

We rely on third-party technologies for the development of our products and our inability to use such technologies in the future would harm our ability to remain competitive.

We rely on third parties for technologies that are integrated into our products, such as wafer fabrication and assembly and test technologies used by our contract manufacturers, as well as licensed architecture technologies. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner or at all, and our ability to remain competitive would be harmed. In addition, if we are unable to successfully license technology from third parties to develop future products, we may not be able to develop such products in a timely manner or at all.

Our business would be adversely affected by the departure of existing members of our senior management team and other key personnel.

Our success depends, in large part, on the continued contributions of our senior management team, in particular, the services of Young K. Sohn, our President and Chief Executive Officer, and Dr. Gopal Raghavan, one of our founders and our Chief Technical Officer, as well as other key personnel, including Dr. Loi Nguyen, one of our founders and our Vice President of Networking, Communications and Multi-Market Products. In addition, we have not entered into non-compete agreements with members of our senior management team. The loss of any member of our senior management team or key personnel could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

Potential future acquisitions could be difficult to integrate, divert attention of key personnel, disrupt our business, dilute stockholder value and impair our operating results.

As part of our business strategy, we have pursued and may continue to pursue acquisitions in the future that we believe will complement our business, semiconductor solutions or technologies. For example, we recently signed a definitive agreement to acquire Winyatek Technology, Inc., a Taiwanese company, which acquisition is currently anticipated to close in the second or third quarter of 2010 if all closing conditions are met; however no assurances can be made that a closing will occur. Any acquisition involves a number of risks, many of which could harm our business, including:

•	difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company;

•	realizing the anticipated benefits of any acquisition;

•	difficulties in transitioning and supporting customers, if any, of the target company;

•	diversion of financial and management resources from existing operations;

•

the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	potential loss of key employees, customers and strategic alliances from either our current business or the target company’s business;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company’s products;

•	inability to generate sufficient revenue to offset acquisition costs;

•	dilutive effect on our stock as a result of any equity-based acquisitions;

•	inability to successfully complete transactions with a suitable acquisition candidate; and

•	in the event of international acquisitions, risks associated with accounting and business practices that are different from applicable U.S. practices and requirements.

Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments, which could harm our financial results. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Tax benefits that we receive may be terminated or reduced in the future, which would increase our costs.

In 2010, we began to expand our international presence to take advantage of the opportunity to recruit additional engineering design talent, as well as to more closely align our operations geographically with our customers and suppliers in Asia. In certain international jurisdictions, we have also entered into agreements with local governments to provide us with, among other things, favorable local tax rates if certain minimum criteria are met. These agreements may require us to meet several requirements as to investment, headcount and activities to retain this status. We currently believe that we will be able to meet all the terms and conditions specified in these agreements. However, if adverse changes in the economy or changes in technology affect international demand for our products in an unforeseen manner or if we fail to otherwise meet the conditions of the local agreements, we may be subject to additional taxes, which in turn would increase our costs.

Changes in our effective tax rate may harm our results of operations. A number of factors may increase our future effective tax rates, including:

•	the jurisdictions in which profits are determined to be earned and taxed;

•	the resolution of issues arising from tax audits with various tax authorities;

•	changes in the valuation of our deferred tax assets and liabilities and in deferred tax valuation allowances;

•	changes in the value of assets or services transferred or provided from one jurisdiction to another;

•	adjustments to income taxes upon finalization of various tax returns;

•	increases in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development and impairments of goodwill in connection with acquisitions;

•	changes in available tax credits;

•	changes in tax laws or the interpretation of such tax laws, and changes in U.S. generally accepted accounting principles; and

•	a decision to repatriate non-U.S. earnings for which we have not previously provided for U.S. taxes.

We will be subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act of 2002, as a result of becoming a public company and our management has limited experience managing a public company.

We have never operated as a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. The individuals who constitute our management team have limited experience managing a publicly traded company, and limited experience complying with the increasingly complex and changing laws pertaining to public companies. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives and we may not successfully or efficiently manage our transition into a public company. We expect rules and regulations such as the Sarbanes-Oxley Act of 2002 to increase our legal and finance compliance costs and to make some activities more time-consuming and costly. We will need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company. For example, section 404 of the Sarbanes-Oxley Act of 2002 requires that our management report on, and our independent registered public accounting firm attest to, the effectiveness of our internal control over financial reporting in our annual report on Form 10-K for the fiscal year ending December 31, 2011. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. If we fail to do so, or if in the future our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by The New York Stock Exchange, or NYSE, the Securities and Exchange Commissions, or the SEC, or other regulatory authorities. Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors.

Our insiders who are significant stockholders may control the election of our board and may have interests that conflict with those of other stockholders.

Our directors and executive officers, together with members of their immediate families and affiliated funds, beneficially owned, in the aggregate, more than 68.3% of our outstanding capital stock as of May 31, 2010. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our stockholders’ approval, including the election and removal of directors and significant corporate transactions.

Risks Related to Our Industry

We may be unable to make the substantial and productive research and development investments which are required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Many of our products originated with our research and development efforts and have provided us with a significant competitive advantage. Our research and development expense was $17.3 million in 2007, $17.5 million in 2008 and $17.8 million in 2009. We are committed to investing in new product development in order to remain competitive in our target markets. We do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive. In addition, we cannot assure you that the technologies which are the focus of our research and development expenditures will become commercially successful.

Our business, financial condition and results of operations could be adversely affected by worldwide economic conditions, as well as political and economic conditions in the countries in which we conduct business.

Our business and operating results are impacted by worldwide economic conditions, including the current European debt crisis. Uncertainty about current global economic conditions may cause businesses to continue to postpone spending in response to tighter credit, unemployment or negative financial news. This in turn could have a material negative effect on the demand for our semiconductor products or the products into which our semiconductors are incorporated. Although the United States economy has recently shown signs of recovery, the strength and duration of any economic recovery will be impacted by the European debt crisis and the reaction to any efforts to address the crisis. Multiple factors relating to our international operations and to particular countries in which we operate could negatively impact our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory, legal or economic conditions;

•

restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	disruptions of capital and trading markets;

•	changes in import or export licensing requirements;

•	transportation delays;

•	civil disturbances or political instability;

•	geopolitical turmoil, including terrorism, war or political or military coups;

•	public health emergencies;

•	differing employment practices and labor standards;

•	limitations on our ability under local laws to protect our intellectual property;

•	local business and cultural factors that differ from our customary standards and practices;

•	nationalization and expropriation;

•	changes in tax laws;

•	currency fluctuations relating to our international operating activities; and

•	difficulty in obtaining distribution and support.

A significant portion of our products are manufactured, assembled and tested outside the United States. Any conflict or uncertainty in these countries, including due to natural disasters, public health concerns, political unrest or safety concerns, could harm our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products manufactured in or imported into their country that are not widely shared, it may lead some of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing relationships which, in each case, could harm our business.

Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expenses. If we fail to maintain compliance with applicable regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Our business is subject to various international and U.S. laws and other legal requirements, including packaging, product content and labor regulations. These regulations are complex, change frequently and have generally become more stringent over time. We may be required to incur significant costs to comply with these regulations or to remedy violations. Any failure by us to comply with applicable government regulations could result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to conduct our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

Our products and operations are also subject to the rules of industrial standards bodies, like the International Standards Organization. If we fail to adequately address any of these rules or regulations, our business could be harmed.

We must conform the manufacture and distribution of our semiconductors to various laws and adapt to regulatory requirements as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, we could be required to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

We are subject to export control laws, regulations and requirements that limit which products we sell and where and to whom we sell our products. In some cases, it is possible that export licenses would be required from U.S. government agencies for some of our products in accordance with various statutory authorities, including but not limited to the International Traffic in Arms Regulations, the Export Administration Act of 1979, the International Emergency Economic Powers Act of 1977, the Trading with the Enemy Act of 1917 and the Arms Export Control Act of 1976 and various country-specific trade sanctions legislation. In addition, various countries regulate the import of certain technologies and have enacted laws that could limit our ability to distribute our products. We may not be successful in obtaining the necessary export and import licenses. Failure to comply with these and similar laws on a timely basis, or at all, or any limitation on our ability to export or sell our products would adversely affect our business, financial condition and results of operations.

Changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. In such event, our business and results of operations could be adversely affected.

We are subject to the cyclical nature of the semiconductor industry, which has suffered and may suffer from future recessionary downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards and wide fluctuations in product supply and demand. The industry experienced a significant downturn during the current global recession. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The most recent downturn and any future downturns could negatively impact our business and operating results. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to third-party foundry and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our integrated circuits. None of our third-party foundry or assembly contractors has provided assurances that adequate capacity will be available to us in the future.

Our products must conform to industry standards in order to be accepted by end users in our markets.

Our products comprise only a part of larger electronic systems. All components of these systems must uniformly comply with industry standards in order to operate efficiently together. These industry standards are often developed and promoted by larger companies who are industry leaders and provide other components of the systems in which our products are incorporated. In driving industry standards, these larger companies are able to develop and foster product ecosystems within which our products can be used. We work with a number of these larger companies in helping develop industry standards with which our products are compatible. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected, which would harm our business.

Some industry standards may not be widely adopted or implemented uniformly, and competing standards may still emerge that may be preferred by our customers. Products for communications and computing applications are based on industry standards that are continually evolving. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by other suppliers or make it difficult for our products to meet the requirements of certain OEMs. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense.

Risks Related to this Offering and our Common Stock

Our share price may be volatile and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this prospectus and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	changes in the economic performance or market valuations of other companies that provide high-speed analog semiconductor solutions;

•	loss of a significant amount of existing business;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rates;

•	issuance of new or updated research or reports by securities analysts;

•	our announcement of actual results for a fiscal period that are higher or lower than projected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	sales or expected sales of additional common stock;

•	terrorist attacks or natural disasters or other such events impacting countries where we or our customers have operations; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon the completion of this offering, we will have              shares of common stock outstanding, assuming no exercise of our outstanding options. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. The remaining 38,805,785 shares of common stock outstanding after this offering will be eligible for sale at various times beginning 180 days after the date of this prospectus upon the expiration of lock-up agreements as described below and subject to vesting requirements and the requirements of Rule 144 or Rule 701.

Our directors, executive officers and substantially all of our stockholders have agreed with limited exceptions that they will not sell any shares of common stock owned by them without the prior written consent of Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc., on behalf of the underwriters, for a period of 180 days from the date of this prospectus. At any time and without public notice, Morgan Stanley and Deutsche Bank may in their sole discretion release some or all of the securities from these lock-up agreements prior to the expiration of the lock-up period. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, after this offering, the holders of approximately 33,860,930 shares of common stock, without taking into account any shares sold in this offering by the selling stockholders, but including shares to be issued upon the conversion of the preferred stock, and upon the exercise of warrants to purchase shares of our capital stock, will be entitled to contractual rights to cause us to register the sale of those shares under the Securities Act. All of these shares are subject to the 180-day lock-up period. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. We also intend to file a registration statement on Form S-8 under the Securities Act to register approximately 2,000,000 shares under our 2010 Equity Incentive Plan.

As a new investor, you will experience immediate and substantial dilution.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value. Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $             per share in net tangible book value, based on an assumed initial offering price of $             per share of common stock, the mid-point of the range set forth on the cover page of this prospectus. The exercise of outstanding options and warrants may result in further dilution.

Management may apply our net proceeds from this offering to uses that do not increase our market value or improve our operating results.

We intend to use our net proceeds from this offering for general corporate purposes, including as yet undetermined amounts related to working capital and capital expenditures. Our management will have considerable discretion in applying our net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. We may use our net proceeds for purposes that do not result in any increase in our results of operations, which could cause the price of our common stock to decline.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders and our failure to raise capital when needed could prevent us from executing our growth strategy.

In the absence of this offering, we believe that our existing cash and cash equivalents, and cash flows from our operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. We operate in an industry, however, that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies, including to:

•	invest in our research and development efforts by hiring additional technical and other personnel;

•	expand our operating infrastructure;

•	acquire complementary businesses, products, services or technologies; or

•	otherwise pursue our strategic plans and respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to incur interest expense. We have not made arrangements to obtain additional financing and there is no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures could be significantly limited.

Delaware law and our corporate charter and bylaws will contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, that we intend to adopt before the completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors;

•	the classification of our board of directors so that only a portion of our directors are elected each year, with each director serving a three-year term;

•	the requirement for advance notice for nominations for election to our board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•

the ability of our board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with rights set by our board of directors, which rights could be senior to those of common stock;

•

the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent; and

•	the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit or restrict large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions will be in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in our market price being lower than it would without these provisions.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	the capabilities, benefits and effectiveness of our products;

•	our plans for future products and enhancements of existing products;

•	our expectations regarding our expenses and revenue;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	our anticipated growth strategies;

•	our ability to retain and attract customers;

•	the anticipated costs and benefits of our pending acquisition;

•	the regulatory environment in which we do business;

•	our legal proceedings;

•	intellectual property;

•	our expectations regarding competition; and

•	possible sources of new revenue.

These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million, based on an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes for this offering are to increase our working capital, create a public market for our common stock, facilitate our access to the public capital markets and increase our visibility in our markets.

We intend to use our proceeds from this offering for general corporate purposes, including working capital and capital expenditures. The amount and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments and the rate of growth, if any, of our business. In addition, we also may use a portion of the net proceeds to acquire complementary businesses, products or technologies. However, we are not currently contemplating any such acquisitions other than our proposed acquisition of Winyatek Technology, Inc.

As of the date of this prospectus, however, we have not determined all of the anticipated uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending upon a number of factors, including the amount of cash generated from our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our capital stock. The holders of our convertible preferred stock are entitled to noncumulative dividends per annum of $6.2 million when and if declared by our board of directors. After the $6.2 million per year dividend payments, if any, have been made in a full calendar year, the holders of all of our convertible preferred stock participate with the holders of our common stock on an as-converted common stock basis in dividends declared by our board of directors.

We expect to retain all of our earnings to finance the expansion and development of our business and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. Our board of directors will determine future dividends, if any.

CAPITALIZATION

The following table describes our capitalization as of March 31, 2010:

•	on an actual basis;

•

on a pro forma basis to give effect to the issuance of 33,790,823 shares of common stock upon the conversion of all of our outstanding shares of preferred stock, and to give effect to the conversion of warrants to purchase convertible preferred stock into warrants to purchase common stock and the filing of our amended and restated certificate of incorporation upon the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to the pro forma conversion described above and the sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Preferred stock warrant outstanding	$48	$—		$—
Stockholders’ equity (deficit):
Convertible and redeemable convertible preferred stock, $0.001 par value per share; 33,875,385 shares authorized; 33,790,823 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	77,616	—		—
Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, $0.001 par value per share; 52,000,000 shares authorized; 5,014,962 shares issued and outstanding, actual; 500,000,000 shares authorized, 38,805,785 shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	5	39
Additional paid-in capital	6,503	84,133
Accumulated deficit	(48,776)	(48,776)

Total stockholders’ equity (deficit)	(42,268)	35,396

Total capitalization	$35,396	$35,396	$

The actual, pro forma and pro forma as adjusted information set forth in the table:

•	excludes 12,543,252 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2010, at a weighted average exercise price of $0.75 per share;

•	excludes 90,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2010, at an exercise price of $0.66 per share;

•

excludes 40,107 shares issuable upon the exercise of warrants to purchase convertible preferred stock, at a weighted average exercise price of $3.41 per share, which warrants will convert into warrants to purchase 40,107 shares of common stock upon the completion of this offering;

•

excludes 2,000,000 shares of common stock reserved for future issuance under our 2010 Stock Incentive Plan as well as shares originally reserved for issuance under our 2000 Stock Plan, but which may become available for awards under our 2010 Stock Incentive Plan as described below, which plan will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”;

•

excludes 732,000 shares of our Series E preferred stock proposed to be issued in connection with, and in the event of the closing of, our proposed acquisition of Winyatek Technology, Inc., which shares, if issued, would convert into 732,000 shares of common stock upon the completion of this offering; and

•	assumes no exercise of the option to purchase additional shares granted to the underwriters.

As of March 31, 2010, 1,415,651 shares remained available for future issuance under our 2000 Stock Plan. Upon the completion of this offering, no shares of our common stock will remain available for future issuance under our 2000 Stock Plan. Shares originally reserved for issuance under our 2000 Stock Plan but which are not issued or subject to outstanding grants on the effective date of our 2010 Stock Incentive Plan, and shares subject to outstanding options or forfeiture restrictions under our 2000 Stock Plan on the effective date of our 2010 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised, up to a number of additional shares not to exceed 1,000,000, will become available for awards under our 2010 Stock Incentive Plan upon the completion of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional shares of common stock in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) cash, cash equivalents and available-for-sale securities and each of working capital, total assets and total stockholders’ equity by approximately $             million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

Our pro forma net tangible book value as of March 31, 2010 was $35.4 million, or $0.91 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding, assuming the issuance of 33,790,823 shares of common stock upon the conversion of all of our outstanding shares of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock, and to give effect to the conversion of warrants to purchase convertible preferred stock into warrants to purchase common stock. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of the shares of common stock by us at an assumed initial public offering price of $             per share, which is the mid-point of the price range set forth on the cover of this prospectus, and the application of our estimated net proceeds from the offering, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2010 would have been $            , or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share of common stock to existing common stockholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share before this offering	$0.91
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

If the underwriters exercise their own over-allotment option in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be approximately $             per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be approximately $             per share of common stock.

The following table summarizes as of March 31, 2010, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	38,805,785%		$80,210,506%		$2.07
New investors

Total		100.0%		$100.0%

The table above assumes no exercise of the option to purchase additional shares granted to the underwriters and no sales of our common stock by the selling stockholders.

Sales by selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to              or approximately     % of the total number of shares of common stock

outstanding after this offering and will increase the number of shares of common stock held by new investors by              to approximately     % of the total number of shares of common stock outstanding after this offering. In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to             , or     % of the total number of shares of common stock to be outstanding.

The table above excludes:

•	12,543,252 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.75 per share;

•	90,000 shares of our common stock issuable upon exercise of outstanding warrants at an exercise price of $0.66 per share;

•

40,107 shares issuable upon the exercise of warrants to purchase convertible preferred stock, at a weighted average exercise price of $3.41 per share, which warrants will convert into warrants to purchase 40,107 shares of common stock upon the completion of this offering;

•	amounts paid by us in connection with the repurchase, forfeiture or cancellation of shares of common stock; and

•

2,000,000 shares of common stock reserved for future issuance under our 2010 Stock Incentive Plan, as well as shares originally reserved for issuance under our 2000 Stock Plan but which may become available for awards under our 2010 Stock Incentive Plan as described below, which plan will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”; and

•

732,000 shares of our Series E preferred stock proposed to be issued in connection with, and in the event of the closing of, our proposed acquisition of Winyatek Technology, Inc., which shares, if issued, would convert into 732,000 shares of common stock upon the completion of this offering.

To the extent that any outstanding options or warrants are exercised, there will be further dilution to new investors.

As of March 31, 2010, 1,415,651 shares remained available for future issuance under our 2000 Stock Plan. Upon the completion of this offering, no shares of our common stock will remain available for future issuance under our 2000 Stock Plan. Shares originally reserved for issuance under our 2000 Stock Plan but which are not issued or subject to outstanding grants on the effective date of our 2010 Stock Incentive Plan, and shares subject to outstanding options or forfeiture restrictions under our 2000 Stock Plan on the effective date of our 2010 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised, up to a number of additional shares not to exceed 1,000,000, will again become available for awards under our 2010 Stock Incentive Plan upon the completion of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) cash, cash equivalents and available-for-sale securities and each of working capital, total assets and total stockholders’ equity by approximately $             million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2008 and 2009, and the selected statements of operations data for each of the years ended December 31, 2007, 2008 and 2009, have been derived from our audited financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2005, 2006 and 2007 and the selected statements of operations data for the years ended December 31, 2005 and 2006 have been derived from our audited financial statements not included in this prospectus. The selected consolidated balance sheet data as of March 31, 2010 and the selected consolidated statements of operations data for the three months ended March 31, 2009 and 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$6,618	$19,741	$31,681	$32,727	$37,617	$7,337	$12,662
Revenue from related party(1)	18	1,557	4,556	10,227	21,235	2,999	6,424

Total revenue	6,636	21,298	36,237	42,954	58,852	10,336	19,086
Cost of revenue(2)	2,714	11,244	16,028	19,249	21,269	3,703	7,187

Gross profit	3,922	10,054	20,209	23,705	37,583	6,633	11,899

Operating expense:
Research and development(2)	10,296	11,645	17,332	17,501	17,847	4,707	5,066
Sales and marketing(2)	2,037	3,190	5,157	6,339	7,704	1,662	2,075
General and administrative(2)	1,270	2,446	2,966	3,169	3,947	739	1,903

Total operating expense	13,603	17,281	25,455	27,099	29,498	7,108	9,044

Income (loss) from operations	(9,681)	(7,227)	(5,246)	(3,304)	8,085	(475)	2,855
Other income (expense)	198	405	(95)	(124)	73	14	27

Income (loss) before income taxes	(9,483)	(6,822)	(5,341)	(3,428)	8,158	(461)	2,882
Provision (benefit) for income taxes	—	—	—	—	829	—	(9,117)

Net income (loss)	$(9,483)	$(6,822)	$(5,341)	$(3,428)	$7,329	$(461)	$11,999

Net income (loss) allocable to common stockholders	$(9,483)	$(6,822)	$(5,341)	$(3,428)	$130	$(461)	$1,302

Net income (loss) per share:
Basic	$(12.12)	$(7.01)	$(2.81)	$(1.14)	$0.03	$(0.12)	$0.28

Diluted	$(12.12)	$(7.01)	$(2.81)	$(1.14)	$0.02	$(0.12)	$0.11

Weighted-average shares used in computing net income (loss) per share:
Basic	782,478	973,597	1,897,745	3,008,751	3,894,132	3,724,253	4,665,332
Diluted	782,478	973,597	1,897,745	3,008,751	6,509,191	3,724,253	12,236,714
Pro forma net income per share (unaudited):
Basic(3)					$0.19		$0.31

Diluted(3)					$0.18		$0.26

Weighted-average shares used in computing pro forma net income per share:
Basic(3)					37,684,955		38,456,155
Diluted(3)					40,300,014		46,027,537

(1)	Revenue from related party consists of revenue from Samsung, which, together with associated entities, holds over 13% of our outstanding shares of common stock.

Footnotes continued on the following page.

	As of December 31,					As of March 31, 2010
	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,586	$5,587	$3,268	$9,052	$19,061	$23,010
Working capital	13,259	7,504	3,010	10,721	20,055	23,341
Total assets	19,287	15,785	16,190	20,373	34,472	49,995
Total liabilities	3,573	6,180	10,522	6,558	11,588	14,647
Convertible preferred stock	67,566	67,680	67,680	77,616	77,616	77,616
Total stockholders’ equity (deficit)	$(51,852)	$(58,076)	$(62,012)	$(63,801)	$(54,732)	$(42,268)

Footnotes continued from the prior page.

(2)	Stock-based compensation expense is included in our results of operations as follows:

	As of December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)
Operating expenses:
Cost of revenue	$—	$9	$19	$119	$31	$6	$11
Research and development	3	76	168	358	475	101	122
Sales and marketing	29	133	66	101	238	48	76
General and administrative	6	280	574	417	421	100	112

(3)	Please see note 7 to the notes to our consolidated financial statements for an explanation of the method used to calculate net income allocable to preferred stockholders and net (loss) income allocable to common stockholders, including the method used to calculate the number of shares used in the computation of the per share amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, particularly in the “Risk Factors” section.

Overview

We are a fabless provider of high-speed analog semiconductor solutions for the communications and computing markets. Our analog semiconductor solutions provide high signal integrity at leading-edge data speeds while reducing system power consumption. Our semiconductor solutions are designed to address bandwidth bottlenecks in networks, maximize throughput and minimize latency in computing environments and enable the rollout of next generation communications and computing infrastructures. Our solutions provide a vital high-speed interface between analog signals and digital information in high-performance systems such as telecommunications transport systems, enterprise networking equipment, datacenter and enterprise servers, storage platforms, test and measurement equipment and military systems. We believe we are a leader in 40G and 100G high-speed analog semiconductor solutions for the communications market and high-speed memory interface solutions for the computing market. We have a broad product portfolio with 17 product lines and over 170 products as of December 31, 2009. We work closely with industry and technology leaders such as AMD, Alcatel-Lucent, Cisco, Huawei and Intel to design architectures and products that solve bandwidth bottlenecks in existing and next generation communications and computing systems. We help define industry conventions and standards within the markets we target by collaborating with technology leaders, OEMs, systems manufacturers and standards bodies.

The history of our product development and sales and marketing efforts is as follows:

•

From 2000 to 2002, we were primarily engaged in the development of our core high-speed analog products and proprietary system architecture models to address bottlenecks in emerging network architectures. Specifically, during this period, we developed and shipped our 50G MUX and DEMUX products. During this period, we also began development work on our initial 40G products.

•

In 2003, we introduced and shipped 13G, 25G and 50G logic products, 20G multiplexers and 40G transimpedance amplifiers, or TIAs, and modulator drivers for the communications, test and measurement and military markets. During this period, we also began the development of our first generation high-speed phase lock loops, or PLLs, and register solution used primarily in conjunction with DDR2 modules for the computing market.

•	In 2005, we introduced and shipped our high-speed PLLs and register solution used primarily in conjunction with DDR2 modules for the computing market.

•

In 2006, we began development of our second generation single chip high-speed PLLs and register solution to be used primarily in conjunction with DDR3 modules for the computing market and were the first to introduce this product to the market. In addition, we introduced and shipped track-and-hold amplifiers for the communications market.

•

In 2007, we began volume shipments of our high-speed PLLs and register solution used primarily in conjunction with DDR2 modules, and continued development of our single chip high-speed PLLs and register solution, used primarily in conjunction with DDR3 modules.

•

In 2008, we began volume shipments of our 40G drivers for the communications market and commenced shipments of our high-speed PLLs and register solution used primarily in conjunction with DDR3 modules for the computing market.

•

In 2009, due to the launch of Intel’s Nehalem-based platform servers, we began volume shipments of our single chip high-speed PLLs and register solution to be used primarily in conjunction with DDR3 modules. We also shipped engineering samples of the first generation of our isolation memory buffer, or iMB™, for the computing market. We also began development of our second generation iMB™ product, the architecture for which has been adopted by the Joint Electronic Device Engineering Council, or JEDEC, and development of our low power CMOS SERDES product for next generation 100G Ethernet in enterprise networks.

Our products are designed into systems sold by OEMs, including Agilent, Alcatel-Lucent, Cisco, Danaher, Dell, EMC, HP, Huawei, IBM and Oracle. We sell both directly to these OEMs and to module manufacturers, ODMs and subsystems providers that, in turn, sell to these OEMs. During the year ended December 31, 2009, we sold our products to more than 160 customers. The complex and proprietary nature of our technology often makes it difficult for other suppliers to deliver competitive products, thereby enabling us to be the sole supplier, or one of a limited number of suppliers. A significant portion of our revenue has been generated by a limited number of customers. For the year ended December 31, 2009, revenue attributable to Samsung and Micron represented 36% and 17% of our total revenue, respectively. We sell products to Micron directly and through distributors. A substantial majority of our total revenue has been attributable to sales of our high-speed memory interface products into the computing market. Since the beginning of 2006, we have shipped more than 90 million high-speed analog semiconductors. Our total revenue increased to $58.9 million for the year ended December 31, 2009 from $43.0 million for the year ended December 31, 2008. For the quarter ended March 31, 2010, our total revenue increased to $19.1 million from $10.3 million for the quarter ended March 31, 2009. As of March 31, 2010, our accumulated deficit was $48.8 million.

Sales to customers in Asia accounted for 54%, 64% and 77% of our total revenue in 2007, 2008 and 2009, respectively. Because many of our customers or their OEM manufacturers are located in Asia, we anticipate that a majority of our future revenue will continue to come from sales to that region. Although a large percentage of our sales are made to customers in Asia, we believe that a significant number of the systems designed by these customers are then sold to end users outside Asia.

In April 2010, we received approval from the government of Singapore to set up an international headquarters from which to conduct our international operations. Singapore has a strong university system and an established group of technology-based companies from which to recruit new engineers. It is also more closely aligned geographically with our customers and suppliers in Asia. International operations in Singapore commenced on May 1, 2010 and our business for certain geographies and markets will transition to our Singapore operation throughout 2010 and 2011.

Demand for new features changes rapidly. It is difficult for us to forecast the demand for our products, in part because of the complex supply chain between us and the end-user markets that incorporate our products. Due to our lengthy product development cycle, it is critical for us to anticipate changes in demand for our various product features and the applications they serve to allow sufficient time for product development and design. Our failure to accurately forecast demand can lead to product shortages that can impede production by our customers and harm our customer relationships. Conversely, our failure to forecast declining demand or shifts in product mix can result in excess or obsolete inventory.

Although revenue generated by each design win and the timing of the recognition of that revenue can vary significantly, we consider ongoing design wins to be a key factor in our future success. We consider a design win to occur when an OEM or contract manufacturer notifies us that it has selected our products to be incorporated into a product or system under development. The design win process is typically lengthy, and as a result, our sales cycles will vary based on the market served, whether the design win is with an existing or new customer and whether our product is under consideration for inclusion in a first or subsequent generation product. In addition, our customers’ products that incorporate our semiconductors can be complex and can require a substantial amount of time to define, design and produce in volume. As a result, we can incur significant design and development expenditures in circumstances where we do not ultimately recognize, or experience delays in recognizing revenue. Our customers generally order our products on a purchase order basis. We do not have any long-term purchase commitments (in excess of one year) from any of our customers. Once our product is incorporated into a customer’s design, however, we believe that our product is likely to continue to be purchased for that design throughout that product’s life cycle because of the time and expense associated with redesigning the product or substituting an alternative semiconductor. Our design cycle from initial engagement to volume shipment is typically two to three years. Product life cycles in the markets we serve typically range from two to 10 years or more and vary by application.

In May 2010, we entered into an agreement to acquire all of the outstanding shares of Winyatek Technology, Inc., in exchange for $2.5 million in cash, 732,000 shares of our Series E preferred stock and earn-out consideration up to $2,000,000 to be determined based on certain operating metrics. The acquisition is anticipated to close during the second or third quarter of 2010, subject to obtaining the requisite approvals and other customary closing conditions. No assurances can be made that a closing will occur.

Critical Accounting Policies and Significant Management Estimates

Our consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in note 1 of the notes to our consolidated financial statements. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with our audit committee.

Revenue Recognition

Our products are fully functional at the time of shipment and do not require production, modification or customization. We recognize revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured. Our fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices, which is evidenced by a customer purchase order or other persuasive evidence of an arrangement. Our agreements with non-distributor customers do not include rights of return or acceptance provisions. Product revenue is recognized upon shipment of product to end customers.

Approximately 22% of our sales were made through distributors in 2009. Sales to distributors are included in deferred revenue and we include the related costs in inventory until sales and delivery to the end customers occurs. Two distributor arrangements, which together accounted for 12% of our total revenue in 2009, allow for limited price protection and rights of stock rotation on product unsold by the distributors. The price protection rights allow distributors the right to a credit in the event of declines in the price of our product that they hold prior to the sale to a specific end customer. In the event that we reduce the selling price of products held by distributors, deferred revenue related to distributors with price protection rights is reduced upon notification to the customer of the price change. There were no material product returns or price protection credits in 2007, 2008 and 2009. Revenue recognition on product sales through distributors is highly dependent on receiving pertinent and accurate data from our distributors in a timely fashion. Distributors provide us periodic data prior to the release of our consolidated financial statements regarding the product, price, quantity and end customer when products are resold, as well as the quantities of our products they still have in stock.

We have not experienced any significant sales returns from end customers due to our stringent quality control standards. We monitor collectability of accounts receivable primarily through review of the accounts receivable aging. Our policy is to record an allowance for doubtful accounts based on specific collection issues we have identified, aging of underlying receivables and historical experience of uncollectible balances. As of December 31, 2009 and March 31, 2010, our allowance for doubtful accounts was $68,000.

We have not made any material changes in the accounting methodology we use to record the allowance for doubtful accounts during the past three years. If actual results are not consistent with the assumptions and estimates used, for example, if the financial condition of the customer deteriorated, we may be required to record additional expense that could materially negatively impact our operating results. To date, however, substantially all of our receivables have been collected within the credit term of 30 to 45 days.

Inventory Valuation

We value our inventory, which includes materials, labor and overhead, at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. We periodically write-down our inventory to the lower of cost or market based on our estimates that consider historical usage and future demand. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction. The calculation of our inventory valuation requires management to make assumptions and to apply judgment regarding forecasted customer demand and technological obsolescence that may turn out to be inaccurate. Inventory valuation reserves were $905,000, $938,000, $916,000 and $916,000 as of December 31, 2007, 2008 and 2009 and as of March 31, 2010, respectively. Inventory valuation reserves, once established, are not reversed until the related inventory has been sold or scrapped.

We have not made any material changes in the accounting methodology we use to record inventory reserves during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that we use to calculate our inventory reserve. However, if estimates regarding customer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses or gains that could be material.

Product Warranty

Our products are under warranty against defects in material and workmanship for a period of one year from the date of shipment. We expense the estimated cost of product warranties at the time revenue is recognized. Our warranty obligation is affected by product failure rates, cost of replacement and failure analysis cost. We monitor product returns for warranty-related matters and monitor an accrual for the related warranty expense based on historical experience. Our warranty obligation requires management to make assumptions regarding failure rates and failure analysis costs. If the actual failure rates or failure analysis costs differ from our estimates, revisions to the estimated warranty accrual would be required, which would adversely affect our gross margins and operating results. The warranty obligation as of December 31, 2008 was not material. The warranty obligation was $450,000 as of December 31, 2009 and March 31, 2010.

Stock-Based Compensation

Effective January 1, 2006, we adopted authoritative guidance for stock-based compensation which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on the grant date fair values of the awards. The fair value is estimated using the Black-Scholes option pricing model. The value of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations. We elected to treat share-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognize stock-based compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. Stock-based compensation expenses are classified in the statement of operations based on the department to which the related employee reports.

We account for stock options issued to non-employees in accordance with the guidance for equity-based payments to non-employees. Stock option awards to non-employees are accounted for at fair value using the Black-Scholes option pricing model. Our management believes that the fair value of stock options is more reliably measured than the fair value of the services received. The fair value of the unvested portion of the options granted to non-employees is re-measured each period. The resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

The Black-Scholes option pricing model requires management to make assumptions and to apply judgment in determining the fair value of our awards. The most significant assumptions and judgments include estimating the fair value of underlying stock, expected volatility and expected term. In addition, the recognition of stock-based compensation expense is impacted by estimated forfeiture rates.

We estimated the expected volatility from the historical volatilities of several unrelated public companies within the semiconductor industry because our common stock has no trading history. When selecting the public companies used in the volatility calculation, we selected companies in the semiconductor industry with comparable characteristics to us, including stage of development, lines of business, market capitalization, revenue and financial leverage. The weighted average expected life of options was calculated using the simplified method of prescribed guidance provided by the SEC. This decision was based on the lack of relevant historical data due to our limited experience and the lack of active market for our common stock. The risk-free interest rate is based on the U.S. Treasury yields in effect at the time of grant for periods corresponding to the expected term of the options. The expected dividend rate is zero based on the fact that we have not historically paid dividends and have no intention to pay cash dividends in the foreseeable future. The forfeiture rate is established based on the historical average period of time that options were outstanding and adjusted for expected changes in future exercise patterns.

	Year Ended December 31,			Three Months Ended March 31, 2010
	2007	2008	2009
Risk-free interest rate	4.56%	4.13%	2.67%	3.13%
Expected life (in years)	6.25	6.25	6.25	6.25
Dividend yield	—	—	—	—
Expected volatility	55.00%	55.00%	68.00%	60.00%

We do not believe there is a reasonable likelihood that there will be material changes in the estimates and assumptions we use to determine stock-based compensation expense. In the future, if we determine that other option valuation models are more reasonable, the stock-based compensation expense that we record in the future may differ significantly from what we have recorded using the Black-Scholes option pricing model.

We have regularly conducted contemporaneous valuations to assist us in the determination of the fair value of our common stock for each stock option grant. Our board of directors was regularly apprised that each valuation was being conducted and considered the relevant objective and subjective factors deemed important by our board of directors in each valuation conducted. Our board of directors also determined that the assumptions and inputs used in connection with such valuations reflected our board of directors’ best estimate of our business condition, prospects and operating performance at each valuation date. The deemed fair value per common share underlying our stock option grants was determined by our board of directors with input from management at each grant date.

Below is a summary of our stock option grants for the year ended December 31, 2009 and through April 30, 2010 and the contemporaneous valuations for such grants:

Date of Grant	Number of Shares	Exercise Price	Estimated Fair Value
February 25, 2009	879,000	$0.63	$0.63
April 30, 2009	12,000	0.63	0.63
August 27, 2009	492,000	1.12	1.12
October 30, 2009	142,500	1.60	1.60
December 11, 2009	105,000	1.90	1.90
February 24, 2010	440,000	2.30	2.30
April 30, 2010	2,523,000	3.98	3.98

In the absence of a public trading market for our common stock, our board of directors reviewed and discussed a variety of objective and subjective factors when exercising its judgment in determining the deemed fair value of our common stock. These factors generally include the following:

•	the nature and history of our business;

•	general economic conditions and specific industry outlook;

•	our book value and financial condition;

•	our operating and financial performance;

•	contemporaneous independent valuations performed at periodic intervals;

•	the introduction of new products;

•	the market price of companies engaged in the same or similar line of business having their equity securities actively traded in a free and open market;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions and the nature and history of our business;

•	the differences between our preferred and common stock in respect of liquidation preferences, conversion rights, voting rights and other features; and

•	the adjustment necessary to recognize lack of marketability.

The valuation of our common stock was performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In order to value the common stock, we first determined our enterprise value (associated with both preferred and common equity). We used the income approach in determining the enterprise value. The income approach estimates value based on the expectation of future net cash flows that were then discounted back to the present using a rate of return available from alternative companies of similar type and risk. We also used the market approach as a reasonableness check against the value indication derived from the income approach. The market approach measures the value of an asset or business through an analysis of recent sales or offerings of comparable investments or assets, and in our case, focused on comparing us to similar publicly traded entities. In applying this method, valuation multiples are: (a) derived from historical operating data of selected comparable entities; (b) evaluated and/or adjusted based on the strengths and weaknesses of our company relative to the comparable entities; and (c) applied to our operating data to arrive at a value indication. The market approach has been considered in each valuation performed. Due to the significance of the differences in the range of products we offer and our size compared to the selected entities, we ultimately do not principally rely on this approach in determining the fair value of our common stock. Instead, we used this method as a reasonableness check. In one instance for the December 11, 2009 valuation, we did use the market approach in determining the fair value of our common stock. Specifically, the valuation was based on the price paid for the acquisition of another private fabless semiconductor company by an unrelated third party that was announced in November 2009. The company acquired was deemed by our board of directors to be comparable to us at that time, based on history, size and revenue, overlapping markets served and certain discussions that had taken place between the two companies.

For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the market approach and income approach. The financial forecast took into account our past experience and future expectations. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

In order to determine the value of our common stock, the resulting enterprise value was allocated among the holders of preferred stock and common stock using the Black-Scholes option pricing model. The aggregate value of the common stock derived from application of the Black-Scholes option pricing model was then divided by the number of shares of common stock outstanding to arrive at the per share value. The per share value was then adjusted for a lack of marketability discount which was determined based on the analysis performed on the restricted stock of companies whose unrestricted stock is freely traded, as well as a put option model calculation.

In 2010, we also began utilizing a probability-weighted expected return method, or PWERM, as a reasonableness check to validate the fair value of our common stock based on the methods discussed above. The recent growth and expansion of our business in the latter half of 2009, combined with a continuing trend of general improvement in the capital markets, had provided us better visibility into the likelihood of a liquidity event in the next two years. This valuation model includes the following steps:

•

We estimate the timing of each possible liquidity outcome and its future value. In our analysis, we considered potential liquidity scenarios related to an initial public offering, a sale and bankruptcy.

•	We determine the appropriate allocation of value to the common stockholders under each liquidity scenario based on the rights and preferences of each class of stock.

•	The resulting value of common stock under each scenario is multiplied by a present value factor, calculated based on our cost of equity and the expected timing of the event.

•	The value of common stock is then multiplied by an estimated probability for each of the expected events determined by our management.

•	We then calculate the probability-weighted value per share of common stock and apply a lack of marketability discount.

The calculated fair values as of February 24, 2010 and April 30, 2010 of grants using the income approach, market approach and probability-weighted expected return method were consistent.

Discussion of Significant Factors Considered in Fair Value Determination

The following discusses the significant factors considered by our board of directors in determining the fair value of our common stock at each of the valuation dates specified below. In each of these periods, our board of directors took into account changes in our total revenue and trends in our business, including sales volumes, including sales of our high-speed memory interface devices, design wins and the introduction of new products, as well as the application of a discount rate and lack of marketability discount.

February 25, 2009 and April 30, 2009

The most significant factors considered by our board of directors in determining the fair value of our common stock at these valuation dates were as follows:

•	The most recent independent contemporaneous valuation report as of December 31, 2008.

•

The value of our invested capital based on the income approach decreased from $104 million to $84 million since the last valuation date of June 30, 2008. This was due to a wide variety of variables in the valuation model but was primarily driven by a decline in the general economy due to the financial crisis in the fourth quarter of 2008 and a resulting decline in our business outlook.

•

Discount rate applied was 19% based on the calculated weighted average cost of capital, a 1% increase from the previous valuation, reflecting greater uncertainty due to the general economic uncertainty as described above.

•	Lack of marketability discount was determined at 25%.

August 27, 2009

The most significant factors considered by our board of directors in determining the fair value of our common stock at the valuation date were as follows:

•	The most recent independent contemporaneous valuation report as of July 31, 2009.

•

The value of our invested capital based on the income approach increased from $84 million to $131 million since the last valuation date. This was due to a wide variety of variables in the valuation model but was primarily driven by an improvement in the world economy since the financial crisis of 2008, an improvement in the confidence of our longer term outlook, as well as the introduction of Intel’s Nehalem-based platform servers using more advanced storage capability, which enabled our technology to achieve greater market share.

•	Discount rate applied was 16% based on the calculated weights average cost of capital, a 3% decrease from the previous valuation.

•	Lack of marketability discount was determined at 20%, a 5% decrease from the previous valuation.

October 30, 2009

The most significant factors considered by our board of directors in determining the fair value of our common stock at the valuation date were as follows:

•	The most recent independent contemporaneous valuation report as of October 1, 2009.

•

The value of our invested capital based on the income approach increased from $131 million to $161 million since the last valuation date. This was due to a wide variety of variables in the valuation model but was primarily driven by an improved business outlook, based on the return of a more robust enterprise server market in the second half of 2009, as well as the continued success of Intel’s Nehalem-based platform servers using more advanced storage capability, which enabled our technology to achieve broader market adoption and greater market share. The strong growth from the second quarter to the third quarter of 2009 was validated by our actual results, which resulted in further improvements in both our near term and long term business outlook.

•	Discount rate applied was 15% based on the calculated weighted average cost of capital, a 1% reduction from the previous valuation.

•	Lack of marketability discount was determined at 15%, a 5% decrease from the previous valuation.

December 11, 2009

To determine the fair value of our common stock for the stock options granted on December 11, 2009, our board of directors adjusted the valuation model as of October 1, 2009 to consider the increased value of invested capital from $161 million to $180 million in accordance with the market approach, based on the price an unrelated company agreed to pay when it announced its acquisition of a private fabless semiconductor company which was deemed by our board of directors be comparable to us at that time, based on history, size and revenue, overlapping markets served and certain discussions that had taken place between the two companies.

February 24, 2010

The most significant factors considered by our board of directors and its probability assessment applied in determining the fair value of our common stock at the valuation date were as follows:

•	The most recent independent contemporaneous valuation report as of January 31, 2010.

•

The estimated value of our invested capital based on the income approach increased from $180 million to $203 million since the last valuation based on a marked improvement in the enterprise server market as demonstrated by an unexpected increase in sales of our older generation product due to advantageous system-level economics. The sale of our second generation single chip high-speed PLLs and register solution was also generally expected to expand through the course of 2010, although firm orders for production quantities of the newer technology had not yet been placed. In addition, the improvement in both the overall economy and the semiconductor industry contributed to a stronger business outlook.

•	Discount rate applied was 16% based on the calculated weighted average cost of capital, a 1% increase from the previous valuation.

•	Lack of marketability discount was determined at 12.5%, a decrease of 2.5% from the previous valuation.

•

PWERM scenario probabilities—Based upon early business outlook and an uncertain economy for 2010, our management estimated a 10% probability and 35% probability that we would complete an initial public offering through January 31, 2011 and January 31, 2012, respectively. There was also an approximate 30% and 20% chance assessed that we would be sold or acquired in approximately two years and three years, respectively. A bankruptcy scenario was deemed unlikely and was assigned a probability of approximately 5%.

April 30, 2010

The most significant factors considered by our board of directors and its probability assessment applied in determining the fair value of our common stock at the valuation date were as follows:

•	The most recent independent contemporaneous valuation report as of March 31, 2010.

•

The estimated value of our invested capital based on the income approach increased from $203 million to $302 million since the last valuation date. This was due to a wide variety of variables in the valuation model but was primarily driven by an improved business outlook based upon a more robust enterprise server market in 2010, volume production orders being placed and confirming market acceptance of our next generation low voltage registers and PLLs as well as increased visibility on our opportunities in the 100G Ethernet market in the 2012 to 2019 time frame.

•	Discount rate applied was 14% based on the calculated weighted average cost of capital, a 2% decrease from the previous valuation.

•	Lack of marketability discount was determined at 12.5%, the same as the previous valuation.

•

PWERM scenario probabilities—Our management also estimated a 25% probability and 30% probability that we would complete an initial public offering through September 30, 2010 and June 30, 2011, respectively. There was also an approximate 20% and 20% chance assessed that we could be sold or acquired in approximately one year and two years, respectively. A bankruptcy scenario was deemed unlikely and was assigned a probability of approximately 5%.

We believe consideration of the factors described above by our board of directors was a reasonable approach to estimating the fair value of our common stock for those periods. Determining the fair value of our common stock requires complex and subjective judgments, however, and there is inherent uncertainty in our estimates of fair value.

Based upon an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, the aggregate intrinsic value of outstanding stock options vested and expected to vest as of March 31, 2010 was $             million, of which $             million related to vested options and $             million related to options expected to vest.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when and where the differences are expected to reverse. We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we considered historical levels of income, projections of future income, expectations and risk associated with estimates of future taxable income and ongoing prudent and practical tax planning strategies. To the extent that we believe it is more likely than not that some portion of our deferred tax assets will not be realized, we would increase the valuation allowance against deferred tax assets. Although, we believe that the judgment we used is reasonable, actual results can differ due to a change in market conditions, changes in tax laws and other factors.

From inception through 2008, we incurred annual losses, and accordingly, we determined that a valuation allowance should be recorded against all of our deferred tax assets. We considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance and evaluated the need for a valuation allowance on a regular basis. The determination of recording or releasing a tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that we will generate sufficient future taxable income against which the benefits of our deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to our ability to generate revenue, gross profits, operating income and taxable income in future periods. Among other factors, management must make assumptions regarding current and projected overall business and semiconductor industry conditions, operating efficiencies, our ability to timely develop, introduce and consistently manufacture new products to meet our customers’ needs and specifications, our ability to adapt to technological changes and the competitive environment, which may impact our ability to generate taxable income and, in turn, realize the value of our deferred tax assets. Significant cumulative operating losses in 2008 and prior years, uncertainty with respect to the acceptance of our products by end customers and significant economic uncertainties in the market made our ability to project future taxable income highly uncertain and volatile at December 31, 2009. Although 2009 was our first profitable year, only the last three quarters of the year were profitable and the vast majority of our pre-tax income was generated in the last two quarters of the year. Based upon management’s assessment of all available evidence, including a relatively short period of recent profitability coupled with significant uncertainties associated with our 2010 business outlook, we have concluded, as of December 31, 2009, that it was not more likely than not that our net deferred tax assets would be realized. See note 6 of the notes to our consolidated financial statements.

In March 2010, we received our first substantial quantity of production orders for a new low voltage product. This low voltage product is widely expected in the market to be significant and is expected to begin shipping in high volumes for both us and our competitors with a new Intel platform in the second half of 2010. The arrival of these production orders from one of our largest customers reduced concerns and increased our confidence in the strength of our business outlook for the balance of 2010. In addition, certain other new product introductions began to gain traction with customers, providing additional confidence in our longer term outlook. We also achieved further clarity around certain contingencies related to ongoing litigation and certain other product acceptance concerns that existed at December 31, 2009. Furthermore, during the first quarter of 2010, we unexpectedly received additional orders for an older product that allowed us to exceed the overall plan for the quarter and continue our recent trend of profitability into the first quarter of 2010. At its April 30, 2010 meeting, based on a review of the positive developments that materialized in the first quarter of 2010, our board of directors decided to authorize management to retain investment bankers and proceed with plans to pursue a potential initial public offering. Based on these positive developments and an additional quarter of profitable operation, we reassessed the need for a valuation allowance at March 31, 2010 and concluded that a change in circumstances had occurred. Management determined that, based on our prospects and business outlook, it was now reasonable to conclude that it is more likely than not that our deferred tax assets will be realized. Accordingly, we then released the full valuation allowance recorded against our deferred tax assets based on the weight of positive evidence that existed at March 31, 2010. Significant judgment is required to determine the timing and extent of a valuation allowance release and our ability to utilize deferred tax assets will continue to be dependent on our ability to generate sufficient taxable income in future periods.

On January 1, 2007, we adopted the authoritative guidance on accounting for uncertainty in income taxes issued by the Financial Accounting Standards Board, or FASB. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. As a result of the implementation, we determined the tax liability for uncertain tax positions based on a two-step process. The first step is to determine whether it is more likely than not that each income tax position would be sustained upon audit. The second step is to estimate and measure the tax benefit as the amount that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. There was no net cumulative effect of applying the recognition and measurement provisions upon adoption as the unrecognized tax benefit decreased deferred tax assets, which were fully offset by the valuation allowance. The assessment of each tax position requires significant judgment and estimates. We believe our tax return positions are fully supported, but tax authorities could challenge certain positions, which may not be fully sustained. All tax positions are periodically analyzed and adjusted as a result of events, such as the resolution of tax audits, issuance of new regulations or new case law, negotiations with tax authorities, and expiration of statutes of limitations.

Results of Operations and Key Operating Metrics

The following describes the line items in the statements of operations, which we consider to be our key operating metrics.

Revenue. We generate revenue from sales of our semiconductor products to end customers. A portion of our products is sold indirectly to customers through distributors.

We design and develop high-speed analog semiconductor solutions for the communications and computing markets. Our revenue is driven by various trends in these markets. These trends include the deployment and broader market adoption of next generation 40G and 100G technologies in communications and enterprise networks, the timing of next generation network and enterprise server upgrades in different geographic locations worldwide, the introduction and broader market adoption of next generation server platforms such as Intel’s Nehalem-based platform, and the deployment of high-speed memory interfaces in server and computing platforms.

Our revenue is also impacted by changes in the number and average selling prices of our semiconductor products. Our products are typically characterized by a life cycle that begins with higher average selling prices and lower volumes, followed by broader market adoption, higher volumes, and average selling prices that are lower than initial levels.

Sales of our high-speed memory interface products have accounted for a substantial majority of our total revenue over the past five years. Our high-speed memory interface products are comprised of our integrated PLLs and register solution and are primarily used in conjunction with DDR2 and DDR3 memory modules. We expect that high-speed memory interface products will continue to account for a significant portion of our total revenue due to increasing demand for next generation servers and the introduction of our second generation high-speed memory interface product.

The following table is based on the geographic location to which our product is initially shipped. In most cases this will differ from the ultimate location of the end user of a product containing our technology. For sales to our distributors, their geographic location may be different from the geographic locations of the ultimate end customer. Sales by geography for the periods indicated were:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)
Korea	$12,066	$15,147	$18,307	$3,510	$3,881
United States	14,609	12,265	10,727	1,586	3,298
China	262	2,258	9,924	2,378	5,257
Japan	5,187	5,903	5,688	1,254	1,474
Taiwan	1,079	1,544	5,687	481	2,389
Other	3,034	5,837	8,519	1,127	2,787

	$36,237	$42,954	$58,852	$10,336	$19,086

Cost of revenue. Cost of revenue includes cost of materials such as wafers processed by third-party foundries, costs associated with packaging and assembly, test and shipping, cost of personnel, including stock-based compensation, as well as equipment associated with manufacturing support, logistics and quality assurance, warranty costs, write down of inventories, amortization of production mask costs, overhead and other indirect costs, such as allocated occupancy and IT costs.

As some semiconductor products mature and unit volumes increase, their average selling prices may decline. These declines are often paired with improvements in manufacturing yields and lower wafer, assembly and test costs, which offset some of the margin reduction that results from lower prices. However, our gross profit, period over period, may fluctuate as a result of changes in average selling prices due to new product introductions or existing product transitions into larger scale commercial volumes, manufacturing costs as well as our product mix.

Research and development. Research and development expense includes personnel-related expenses, including salaries, stock-based compensation and employee benefits. It also includes pre-production engineering mask costs, software license expenses, prototype wafer, packaging and test costs, design and development costs, testing and evaluation costs, depreciation expense and other indirect costs. All research and development costs are expensed as incurred. We expect research and development expense to increase as a result of the establishment of a design center in the United Kingdom and in the event of the closing of the acquisition of Winyatek, a Taiwanese company, which is currently anticipated to close in the second or third quarter of 2010 if all closing conditions are met. In addition, we expect research and development expense to increase in absolute dollars as we continue to invest resources to develop more products and enhance our existing product portfolio.

Sales and marketing. Sales and marketing expense consists primarily of salaries, stock-based compensation, employee benefits, travel, promotions, trade shows, marketing and customer support, commission payments to employees, depreciation expense and other indirect costs. We expect sales and marketing expense to increase in absolute dollars to support the growth of our business and promote our products to current and potential customers.

General and administrative. General and administrative expense consists primarily of salaries, stock-based compensation, employee benefits and expenses for executive management, legal, finance and human resources. In addition, general and administrative expenses include fees for professional services and other indirect costs. After this offering, we expect general and administrative expense to increase in absolute dollars due to the general growth of our business and the costs associated with becoming a public company for, among other things, SEC reporting and compliance, including compliance with the Sarbanes-Oxley Act, director fees, insurance, transfer agent fees and similar expenses.

Provision (benefit) for income taxes. In each period since our inception to December 31, 2009, we have recorded a valuation allowance for the full amount of our deferred tax asset, as the realization of the full amount of our deferred tax asset is uncertain. Therefore, no deferred tax expense or benefit was recognized in the consolidated financial statements. In 2009, a provision for current income tax has been recorded primarily due to our inability to use net operating loss carryforwards for state tax purposes in California and alternative minimum tax for federal tax purposes. For the three months ended March 31, 2010, we recorded a net tax benefit of $9.1 million, which reflects an effective tax rate benefit of 316%. The effective tax rate benefit of 316% differs from the statutory rate of 35% primarily due to a release of our deferred tax valuation allowance and, to a lesser extent, foreign income taxes provided at lower rates, geographic mix in profitability and recognition of California research and development credits.

The following table sets forth a summary of our statement of operations for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)
Total revenue	$36,237	$42,954	$58,852	$10,336	$19,086
Cost of revenue	16,028	19,249	21,269	3,703	7,187

Gross profit	20,209	23,705	37,583	6,633	11,899

Operating expense:
Research and development	17,332	17,501	17,847	4,707	5,066
Sales and marketing	5,157	6,339	7,704	1,662	2,075
General and administrative	2,966	3,169	3,947	739	1,903

Total operating expenses	25,455	27,009	29,498	7,108	9,044

Income (loss) from operations	(5,246)	(3,304)	8,085	(475)	2,855
Other income (expense)	(95)	(124)	73	14	27

Income (loss) before income taxes	(5,341)	(3,428)	8,158	(461)	2,882
Provision (benefit) for income taxes	—	—	829	—	(9,117)

Net income (loss)	$(5,341)	$(3,428)	$7,329	$(461)	$11,999

The following table sets forth a summary of our statement of operations as a percentage of each line item to the revenue:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Total revenue	100%	100%	100%	100%	100%
Cost of revenue	44	45	36	36	38

Gross profit	56	55	64	64	62

Operating expense:
Research and development	49	41	30	46	26
Sales and marketing	14	15	13	16	11
General and administrative	8	7	7	7	10

Total operating expenses	71	63	50	69	47

Income (loss) from operations	(15)	(8)	14	(5)	15
Other income (expense)	—	—	—	—	—

Income (loss) before income taxes	(15)	(8)	14	(5)	15
Provision (benefit) for income taxes	—	—	2	—	(48)

Net income (loss)	(15)%	(8)%	12%	(5)%	63%

Comparison of Three Months Ended March 31, 2009 and March 31, 2010

Revenue

	Three Months Ended March 31,		Change
	2009	2010	Amount	%
	(dollars in thousands)
Total revenue	$10,336	$19,086	$8,750	85%

Total revenue for the quarter ended March 31, 2010 increased by $8.8 million due to a near year over year doubling in the number of units sold of our high-speed memory interface products. The increase in unit volumes was a result of a wider acceptance of our products and technology in new server platforms, such as Intel’s Nehalem-based platform servers. This increase was partially offset by a year over year decrease in average selling price of certain products of approximately 15%. Our average selling price decreased primarily as a result of the maturation of certain products that were introduced in the first quarter of 2009 and then transitioned to broader market adoption and higher volumes over the course of the year.

Cost of Revenue and Gross Profit

	Three Months Ended March 31,		Change
	2009	2010	Amount	%
	(dollars in thousands)
Cost of revenue	$3,703	$7,187	$3,484	94%
Gross profit	$6,633	$11,899	$5,266	79%
Gross profit as a percentage of revenue	64%	62%	—	(2)%

Cost of revenue for the quarter ended March 31, 2010 increased by $3.5 million primarily due to an increase in the number of units purchased by customers as described above. Gross profit percentage decreased by 2% because of a decline in average selling price due to a change in our product mix, as well as the maturation of certain products that transitioned from initial production to broader market adoption.

Research and Development

	Three Months Ended March 31,		Change
	2009	2010	Amount	%
	(dollars in thousands)
Research and development	$4,707	$5,066	$359	8%

Research and development expense for the quarter ended March 31, 2010 increased by $0.4 million due to the increase in research and development headcount, which resulted in a $0.2 million increase in personnel costs and stock-based compensation expense, and a $0.2 million increase in pre-production engineering mask costs and packaging development expense. The increase in personnel and development expense was primarily driven by our strategy to expand our product offerings and enhance our existing products. Specifically, we accelerated the development of our products for next generation communications networks and high-speed memory interfaces.

Sales and Marketing

	Three Months Ended March 31,		Change
	2009	2010	Amount	%
	(dollars in thousands)
Sales and marketing	$1,662	$2,075	$413	25%

Sales and marketing expense for the quarter ended March 31, 2010 increased by $0.4 million primarily due to an increase in personnel costs, including stock-based compensation expense of $0.1 million, and an increase of $0.2 million for expenses incurred on trade shows and communication to introduce our products to potential customers.

General and Administrative

	Three Months Ended March 31,		Change
	2009	2010	Amount	%
	(dollars in thousands)
General and administrative	$739	$1,903	$1,164	158%

General and administrative expenses for the quarter ended March 31, 2010 increased by $1.2 million primarily due to third-party professional fees. Outside legal fees increased by $0.5 million related primarily to litigation matters described in note 14 of the notes to our consolidated financial statements. Accounting and consulting fees increased by $0.3 million due to the acceleration of the 2009 audit into the first quarter of 2010 from the second quarter of 2010, and the establishment of our subsidiary in Singapore. In addition, general and administrative headcount increased, resulting in a $0.1 increase in personnel costs and stock-based compensation expense.

Provision (benefit) for Income Tax

	Three Months Ended March 31,		Change
	2009	2010	Amount	%
	(dollars in thousands)
Provision (benefit) for income tax	$—	$(9,117)	$(9,117)	N/M

The income tax benefit of $9.1 million for the three months ended March 31, 2010 reflects an effective tax rate benefit of 316%. The effective tax rate benefit of 316% for the three months ended March 31, 2010 differs from the statutory rate of 35% primarily due to a release of our deferred valuation allowance and, to a lesser extent, foreign income taxes provided at lower rates, geographic mix in profitability and recognition of California research and development credits. During the three months ended March 31, 2009, we realized a loss, however, we did not record any income tax benefit as we provided a full valuation allowance on deferred tax assets.

Comparison of the Years Ended December 31, 2007, 2008 and 2009

Revenue

	Year Ended December 31,			Change
				2008		2009
	2007	2008	2009	Amount	%	Amount	%
	(dollars in thousands)
Total revenue	$36,237	$42,954	$58,852	$6,717	19%	$15,898	37%

Total revenue for the year ended December 31, 2008 increased by $6.7 million due to a 28% increase in the number of units, partially offset by a modest decrease in average selling price of 7%. The increase in revenue was driven by the introduction of our next generation high-speed communications products and our high-speed memory interface products in enterprises and the broader adoption of our semiconductor products in next generation servers and computing platforms.

Total revenue for the year ended December 31, 2009 increased by $15.9 million due to a combination of a 7% increase in the number of units sold and an increase in average selling price of 29%, primarily due changes in product mix. The increase in revenue was primarily driven by the increased adoption of high-speed memory interfaces by our end customers.

Cost of Revenue and Gross Profit

	Year Ended December 31,			Change
				2008		2009
	2007	2008	2009	Amount	%	Amount	%
	(dollars in thousands)
Cost of revenue	$16,028	$19,249	$21,269	$3,221	20%	$2,020	10%
Gross profit	20,209	23,705	37,583	3,496	17%	13,878	59%
Gross profit as a percentage of revenue	56%	55%	64%	—	(1)%	—	9%

Cost of revenue and gross profit for the year ended December 31, 2008 increased by $3.2 million and $3.5 million, respectively, compared to the prior year primarily due to an increase in the number of units purchased by customers consistent with the overall increase in revenue. Product costs as a percentage of revenue were relatively unchanged compared to the prior period.

Cost of revenue in 2009 increased by $2.0 million as a result of an increase in the number of units sold in 2009, compared to 2008 specifically for our high-speed memory interface products. Gross profit and gross profit as a percentage of revenue increased in 2009 relative to 2008 primarily because of a shift in product mix to newer higher margin products shipping in volume.

Research and Development

	Year Ended December 31,			Change
				2008		2009
	2007	2008	2009	Amount	%	Amount	%
	(dollars in thousands)
Research and development	$17,332	$17,501	$17,847	$169	1%	$346	2%

Research and development expense for the year ended December 31, 2008 increased by $0.2 million due to the increase in new product development and product enhancement projects.

Research and development expense for the year ended December 31, 2009 increased by $0.3 million primarily due to continued product enhancements initiatives. Specifically, the increase is related to pre-production engineering mask costs of $0.3 million and additional personnel costs, including stock-based compensation of $0.2 million. These increases were partially offset by a reduction in recruiting expenses by $0.2 million due to payment of fees to an outside recruitment company for new employees hired in 2008.

Sales and Marketing

				Change
	Year Ended December 31,			2008		2009
	2007	2008	2009	Amount	%	Amount	%
	(dollars in thousands)
Sales and marketing	$5,157	$6,339	$7,704	$1,182	23%	$1,365	22%

Sales and marketing expense for the year ended December 31, 2008 increased by $1.2 million from the prior year primarily due to hiring of sales personnel to support increasing sales activities. Specifically, the change was primarily due to an increase in personnel costs, including stock-based compensation expense of $1.4 million, offset by a decrease in commission expense of $0.3 million, due to a change in sales mix between direct customers and sales through third-party representatives.

Sales and marketing expense for the year ended December 31, 2009 increased by $1.4 million from 2008 primarily due to an increase in sales activities. Personnel costs, including stock-based compensation expense increased by $0.2 million and commission expense increased by $0.5 million. In addition, marketing expenses increased by $0.3 million.

General and Administrative

	Year Ended December 31,			Change
				2008		2009
	2007	2008	2009	Amount	%	Amount	%
	(dollars in thousands)
General and administrative	$2,966	$3,169	$3,947	$203	7%	$778	25%

General and administrative expense for the year ended December 31, 2008 increased by $0.2 million from the prior period primarily due to the hiring of additional personnel to support increasing business activities. Personnel costs, including stock-based compensation expense in 2008, increased by $0.2 million.

General and administrative expense for the year ended December 31, 2009 increased compared to 2008 due to additional personnel costs of $0.6 million which consist of salaries of new employees, stock-based compensation and incentive pay.

Provision for Income Taxes

	Year Ended December 31,			Change
				2008		2009
	2007	2008	2009	Amount	%	Amount	%
	(dollars in thousands)
Provision for income taxes	$—	$—	$829	$—	—%	$829	N/M

During 2007 and 2008, we did not record a provision for income tax primarily due to net losses realized and a full valuation allowance on our deferred tax assets.

The provision for income taxes in 2009 consisted of state income taxes recorded due to our inability to use net operating loss carryforwards for state tax purposes in California and Federal income taxes related to alternative minimum tax.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the five quarters in the period ended March 31, 2010. This unaudited quarterly information has been prepared on the same basis as our audited financial statements and includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the information for the quarters presented. You should read this information in conjunction with our consolidated financial statements and the related notes thereto. The results of operations for any quarter are not necessarily indicative of results of operations for any future period.

	Three Months Ended
	Mar. 31, 2009	Jun. 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010
	(in thousands)
Total revenue	$10,336	$12,986	$18,370	$17,160	$19,086
Cost of revenue	3,703	4,652	6,373	6,541	7,187

Gross profit	6,633	8,334	11,997	10,619	11,899

Operating expense:
Research and development	4,707	4,327	4,714	4,099	5,066
Sales and marketing	1,662	1,742	2,032	2,268	2,075
General and administrative	739	967	945	1,296	1,903

Total operating expense	7,108	7,036	7,691	7,663	9,044

Income (loss) from operations	(475)	1,298	4,306	2,956	2,855
Other income (expense)	14	11	(23)	71	27

Income (loss) before income tax	(461)	1,309	4,283	3,027	2,882
Provision (benefit) for income tax	—	86	437	306	(9,117)

Net income (loss)	$(461)	$1,223	$3,846	$2,721	$11,999

The following table presents the unaudited quarterly results of operations as a percentage of revenue:

	Three Months Ended
	Mar. 31, 2009	Jun. 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010
Total revenue	100%	100%	100%	100%	100%
Cost of revenue	36	36	35	38	38

Gross profit	64	64	65	62	62

Operating expense:
Research and development	46	33	26	24	26
Sales and marketing	16	14	11	13	11
General and administrative	7	7	5	8	10

Total operating expense	69	54	42	45	47

Income (loss) from operations	(5)	10	23	17	15
Other income (expense)	—	—	—	—	—

Income (loss) before income tax	(5)	10	23	17	15
Provision (benefit) for income tax	—	1	2	1	(48)

Net income (loss)	(5)%	9%	21%	16%	63%

Total revenue has generally increased over the five quarters presented due to the success of our high-speed memory interface and next generation high-speed communications products which were introduced in 2007 and 2008, respectively. Total revenue for the fourth quarter of 2009 decreased slightly, primarily related to a delay in delivery of a high-speed communications product to a specific customer who, due to the specifications of their particular platform design, required that our products be screened and pre-selected for certain performance characteristics. The process for screening was established late in the first quarter and our products associated with this order will be shipped in the second and third quarters of 2010. To date, we have not experienced any material impact from seasonal effects on an annual or quarterly basis. Gross profit as a percentage of revenue remained relatively constant from period to period except for the fourth quarter of 2009 and the first quarter of 2010 when gross profit percentage decreased due to a change in product mix.

To accommodate our growth, our operating expenses increased in the third quarter of 2009 and the first quarter of 2010. Increases in operating expenses have been largely attributable to growing investment in research and development, increase in sales and marketing efforts and general and administrative expenses for accounting and professional fees, including consulting expenses. Research and development expense increased in the first quarter of 2010 primarily due to an increase in the number of employees, the establishment of a design center in United Kingdom and an increase in pre-production engineering mask costs. General and administrative expense increased in the first quarter of 2010 primarily due to legal fees incurred as a result of the litigation matters as described in legal proceedings below, as well as accounting and consulting fees incurred in connection with the establishment of our subsidiary in Singapore.

Liquidity and Capital Resources

We have historically financed our operating activities and capital expenditures primarily through proceeds from the issuances of convertible preferred stock. We achieved profitability on an annual basis beginning in 2009 and on a quarterly basis in the second quarter of 2009. We have funded our operating activities and capital expenditures primarily through cash generated from operations since 2009. As of December 31, 2009 and March 31, 2010, we had cash and cash equivalents of $19.1 million and $23 million, respectively.

Our primary uses of cash are to fund operating expenses, purchase inventory and acquire property and equipment. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the changes in our outstanding accounts payable and accrued expenses. Our primary sources of cash are cash receipts on accounts receivable from our revenue. Aside from the growth in amounts billed to our customers, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process, which can vary from period to period, depending on the payment cycles of our major customers.

The following table summarizes our cash flows for the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)
Net cash provided by (used in) operating activities	$(4,178)	$1,377	$9,849	$(1,488)	$4,286
Net cash used in investing activities	(1,774)	(2,478)	(556)	(69)	(456)
Net cash provided by financing activities	3,633	6,885	716	2	119

Net increase (decrease) in cash and cash equivalents	$(2,319)	$5,784	$10,009	$(1,555)	$3,949

Net Cash Provided by (Used in) Operating Activities

Net cash used in operating activities in 2007 primarily reflected the net loss of $5.3 million, growth in inventory of $1.6 million and receivables of $0.6 million, offset by an increase in deferred revenue of $1.4 million, depreciation of $1.3 million and stock-based compensation of $0.8 million, respectively. Inventories and receivables increased primarily due to an increase in sales in 2007 and increasing forecasted sales for 2008. Increase in deferred revenue resulted from shipments made to distributors close to the end of 2007 to meet the delivery requirement of end customers in early 2008.

Net cash provided by operating activities in 2008 primarily reflected the decline in receivables and inventory of $1.8 million and $0.6 million, respectively, increases to accrued expenses by $0.5 million and deferred revenue by $0.4 million, depreciation of $1.4 million and stock-based compensation of $1 million. These were partially offset by a net loss of $3.4 million and a decrease in accounts payable of $1.2 million. Receivables decreased due to improved collection efforts. Inventory decreased due to increased shipment of products to customers. The decrease in accounts payable was due to the timing of payments of vendors as a result of purchasing activities.

Net cash provided by operating activities in 2009 primarily reflected net income of $7.3 million, increases to accounts payable of $1.4 million, accrued expense of $1.1 million and deferred revenue of $1.6 million, depreciation of $1.3 million and stock-based compensation of $1.2 million. These were offset by an increase in receivables of $4.6 million. Our accounts payable and accrued expenses increased in 2009 to support our increased production volumes and overall operational growth. Our deferred revenue increased due to payments received from customers for future shipments. Our accounts receivable increased as a result of significantly higher product shipments in the fourth quarter of 2009 to meet customer demand.

Net cash provided by operating activities during the three months ended March 31, 2010 primarily reflected net income of $12.0 million, increases to accounts payable and accrued expenses of $1.0 million, deferred revenue of $2.3 million, depreciation and amortization of $0.4 million and stock-based compensation of $0.3 million offset by increases in inventory of $1.1 million, accounts receivable of $0.7 million and deferred income taxes of $9.6 million. Our accounts payable and accrued expenses increased as a result of increased production volumes. Our deferred revenue increased because of shipments made to distributors close to the end of the period to meet delivery requirements of end customers. Our inventory increased as a result of growing production for immediate delivery to customers in the second quarter of 2010, and accounts receivable increased as a result of increased shipments.

Net Cash Used in Investing Activities

Net cash used in investing activities during the years ended December 31, 2007, 2008 and 2009 consisted of purchases of property and equipment of $1.8 million, $2.5 million and $0.6 million, respectively.

Net cash used in investing activities during the three months ended March 31, 2010 consisted of purchases of property and equipment of $0.5 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in 2007 consisted of net proceeds of $3.7 million from our line of credit and the exercise of stock options of $0.6 million, offset by the repayment on the line of credit of $0.6 million.

Net cash provided by financing activities in 2008 consisted of net proceeds of $9.9 million from our sale of Series E preferred stock and $0.6 million of net proceeds from the exercise of stock options, offset by the repayment on our line of credit of $3.7 million.

Net cash provided by financing activities in 2009 consisted primarily of $0.7 million in proceeds from the exercise of stock options.

Net cash provided by financing activities during the three months ended March 31, 2010 consisted of $0.1 million proceeds from the exercise of stock options.

Operating and Capital Expenditure Requirements

Our principal source of liquidity as of December 31, 2009 consisted of $19.1 million of cash and cash equivalents. Since inception, our operations have been financed primarily by net proceeds of approximately $77.6 million from sales of our convertible preferred stock and, beginning in 2009, by cash generated from operations. Based on our current operating plan, and in the absence of this offering, we believe that our existing cash and cash equivalents from operations will be sufficient to finance our operational cash needs through at least the next 12 to 18 months. In the future, we expect our operating and capital expenditures to increase as we increase headcount, expand our business activities and grow our end customer base which will result in higher needs for working capital. Our ability to generate cash from operations is also subject to substantial risks described under the caption “Risk Factors.” If any of these risks occur, we may be unable to generate or sustain positive cash flow from operating activities and the proceeds from this offering. We would then be required to use existing cash and cash equivalents to support our working capital and other cash requirements. If additional funds are required to support our working capital requirements, acquisitions or other purposes, we may seek to raise funds through debt financing or from other sources. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur interest expense. We can provide no assurance that additional financing will be available at all or, if available, that we would be able to obtain additional financing on terms favorable to us.

Contractual Obligations, Commitments and Contingencies

The following table summarizes our outstanding contractual obligations as of December 31, 2009:

	Payments due by period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$4,693	$3,214	$1,479	$—	$—

For the three months ended March 31, 2010, we recorded a liability for our uncertain tax position of $0.1 million. We are unable to reasonably estimate the timing of payments in individual years due to uncertainties in the timing of the effective settlement of tax positions.

As of March 31, 2010, we have obligations under noncancelable purchase orders of $0.2 million, which are expected to be paid in 2010.

Subsequent to March 31, 2010, we entered into new lease agreements for our two offices in California. The lease agreements have terms of 63 and 72 months and required minimum lease payments as specified in the agreements. The increase in our outstanding contractual obligations as of December 31, 2009, as a result of these two leases is as follows:

	Payments due by period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$5,731	$—	$1,649	$2,341	$1,741

Legal Proceedings

We are currently a party to lawsuits involving Netlist. For additional information regarding this litigation, see “Business—Legal Proceedings.” In addition, we may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and diversion of managerial resources.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, such as the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

We had cash and cash equivalents of $19.1 million and $23.0 million at December 31, 2009 and March 31, 2010, respectively, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates due to their short-term nature. Declines in interest rates, however, will reduce future investment income.

Foreign Currency Risk

To date, our international customer and vendor agreements have been denominated almost exclusively in United States dollars. Accordingly, we have limited exposure to foreign currency exchange rates and do not currently enter into foreign currency hedging transactions.

Recent Authoritative Accounting Guidance

See note 1 of the notes to our consolidated financial statements for information regarding recently issued accounting pronouncements.

BUSINESS

Overview

We are a fabless provider of high-speed analog semiconductor solutions for the communications and computing markets. Our analog semiconductor solutions provide high signal integrity at leading-edge data speeds while reducing system power consumption. Our semiconductor solutions are designed to address bandwidth bottlenecks in networks, maximize throughput and minimize latency in computing environments and enable the rollout of next generation communications and computing infrastructures. Our solutions provide a vital high-speed interface between analog signals and digital information in high-performance systems such as telecommunications transport systems, enterprise networking equipment, datacenters and enterprise servers, storage platforms, test and measurement equipment and military systems. We believe we are a leader in 40G and 100G high-speed analog semiconductor solutions for the communications market and high-speed memory interface solutions for the computing market. We have a broad product portfolio with 17 product lines and over 170 products as of December 31, 2009.

We leverage our proprietary high-speed analog signal processing expertise and our deep understanding of system architectures to address data bottlenecks in current and emerging communications, enterprise network, computing and storage architectures. We develop these solutions as a result of our competitive strengths, including our system-level simulation capabilities, analog design expertise, strong relationships with industry leaders, extensive broad process technology experience and high-speed package modeling and design expertise. We use our core technology and strength in high-speed analog design to enable our customers to deploy next generation communications and computing systems that operate with high performance at high speed. We believe we are at the forefront of developing semiconductor solutions that deliver 100G speeds throughout the network infrastructure, including core, metro and the datacenter. Furthermore, our analog signal processing expertise enables us to improve throughput in computing systems. For example, some of our computing products enable up to four times the memory capacity on server platforms while using the current generation of memory devices.

We work closely with industry and technology leaders such as AMD, Alcatel-Lucent, Cisco, Huawei and Intel to design architectures and products that solve bandwidth bottlenecks in existing and next generation communications and computing systems. We help define industry conventions and standards within the markets we target by collaborating with technology leaders, OEMs, systems manufacturers and standards bodies. The complex and proprietary nature of our technology often makes it difficult for other suppliers to deliver competitive products, thereby enabling us to be the sole supplier or one of a limited numbers of suppliers. Our products are designed into systems sold by OEMs, including Agilent, Alcatel-Lucent, Cisco, Danaher, Dell, EMC, HP, Huawei, IBM and Oracle. We sell both directly to these OEMs and to other intermediary systems or module manufacturers that, in turn, sell to these OEMs. During the year ended December 31, 2009, we sold our products to more than 160 customers. Since 2006, we have shipped more than 90 million high-speed analog semiconductors. Our total revenue increased to $58.9 million for the year ended December 31, 2009 from $43.0 million for the year ended December 31, 2008. For the quarter ended March 31, 2010, our total revenue increased to $19.1 million from $10.3 million for the quarter ended March 31, 2009. As of March 31, 2010, our accumulated deficit was $48.8 million.

Industry Background

The proliferation of mobile devices and wireless connectivity is driving growth in demand for network bandwidth as users seek faster access to high-definition video and multimedia content and applications. According to the Cisco Visual Networking Index, global IP traffic is projected to increase more than four-fold from 2009 to 2014, reaching 63.9 exabytes per month in 2014. Global mobile IP traffic is a key driver of this growth, and is projected to grow at a compound annual growth rate of 108% from 2009 to 2014. This is expected to drive over 3.5 exabytes of traffic per month in 2014 as compared to less than 0.1 exabytes in 2009. In addition, the emergence of cloud computing, which allows multiple users to simultaneously execute applications and access data at high speeds is creating additional demand for network bandwidth and computing resources. In order to handle growing network bandwidth and faster computing speeds, communications and computing systems require greater processing resources and higher access speeds.

Source: Cisco Visual Networking Index.

Emergence of Cloud Computing

Cloud computing centralizes computing resources, including hardware, software and data in third-party datacenters. Users are able to access these resources through broadband or wireless connections. Users benefit from increased mobility as well as limited capital and operating expenditures, while maintaining data security and reliability. Providers benefit from increased utilization through economies of scale. According to the IDC eXchange, New IT Cloud Services Forecast: 2009-2013, October 2009, spending on public cloud-based server and storage services is expected to grow from $3.7 billion in 2009 to $12.8 billion in 2013, representing a compound annual growth rate of 37%.

The continued successful adoption of cloud computing requires networks that are scalable and efficient. In order to allow multiple users to simultaneously access data at high speeds, service provider, enterprise and datacenter networks require additional bandwidth and storage. For example, in order to provide new and advanced applications, leading Internet companies, such as Google, Inc. and Facebook, Inc., operate datacenters that demand additional network bandwidth and storage capacity to scale as their user base grows and applications increase and become more sophisticated. The proliferation of cloud computing is expected to accelerate service provider and enterprise network upgrades and lead to the widespread deployment of the next generation of high-speed network technologies.

Trends Across the Network and Computing Infrastructure

Service providers have historically driven network upgrade cycles to increase bandwidth and increase the number and quality of services they provide to customers. These upgrade cycles are generally characterized by increased speed requirements for data transmission. For example, transmission speeds in the Internet backbone increased from 622 Mbps (megabits per second) in the early 1990s to 2.5 Gbps by the end of that decade, and to 10 Gbps by the mid 2000s. Beginning in 2006, carriers began upgrading core and metro networks from 10 Gbps to 40 Gbps to meet increasing bandwidth demand. Ovum Research expects the total 40G market to grow from $469 million in 2010 to $1.3 billion in 2015, representing a compound annual growth rate of 23%. Beyond 40G, 100G network upgrades are expected to begin to be deployed in 2012, both in the communication networks as well as in enterprise datacenters. Ovum Research expects the total 100G market to grow by a compound annual growth rate of 88% to $1.2 billion from 2012 to 2015.

Enterprises are addressing the increased bandwidth demand by upgrading their corporate networks and expanding computing capacity in datacenters. At the same time, enterprises are trying to minimize power consumption and space requirements. Historically, enterprises have deployed various technologies in their networks, and Ethernet has emerged as a commonly deployed solution to upgrade corporate networks because of its ability to cost-effectively scale bandwidth capacity while minimizing power consumption, space and operational support requirements. Due to favorable performance attributes of 100G technology, enterprise networking equipment is also expected to transition to 100G technology. For example, a single 100G Ethernet link can provide the same bandwidth, better latency and reduced system complexity while utilizing a fraction of the power and space as compared to ten 10G Ethernet links. As a result, 100G Ethernet technology is expected to improve energy efficiency and lower capital expenditures as compared to 10G Ethernet technology.

Increasing data volumes, coupled with software technologies such as virtualization, which allows multiple users to run different operating systems and applications on a single server, require increased server processing capacity in the datacenter. As server virtualization and efficiency become more important to enterprise information technology, or IT, management, we believe that servers with multi-core central processing units, or CPUs, and high-speed technology will become more prevalent in the datacenter. These high-end servers must support the transfer of large volumes of data between the CPU, the system memory and other input-output, or I/O, devices at extremely high speeds and with low latency. This requirement is particularly challenging because increases in memory density have failed to keep pace with advances in processing power, resulting in bottlenecks within the server. As enterprises continue to migrate to cloud computing models, these high-end servers and other datacenter solutions require technology solutions that allow them to process greater data volume from multiple sources, maximize server floor space, cost-effectively upgrade new and existing networks and reduce power consumption.

The Need for High-Speed Analog Semiconductors to Address Critical Signal Integrity Challenges

Communications and computing systems must manage data reliably at increasing speeds using a wide range of physical media or interfaces, including wireless, twisted pair copper wires, coaxial cables and fiber optic cables. At higher speeds, signal integrity and data transmission and recovery become increasingly difficult to achieve. Moreover, in many networks and computing systems, bandwidth bottlenecks arise where the physical media and traditional semiconductor solutions are incapable of supporting the increased data transfer rates and cause signal deterioration. These signal deterioration issues are addressed with high-speed analog semiconductors that maintain or improve signal integrity at every point of the physical interface. These high-speed analog semiconductors employ sophisticated analog signal processing techniques to accurately generate, amplify, reshape, retime and receive the transmitted data.

High-speed analog semiconductor solutions address critical engineering needs of the different markets within the communications and computing infrastructures. These needs include: high signal integrity at high speeds, reduced power consumption, system-wide cost efficiency, small form factor and rapid time to market. Signal integrity, especially at high speeds, has been a technical challenge that has not been met by many existing analog semiconductor solutions. Further, those analog solutions that have met the required signal integrity benchmarks at high speeds are often constrained by power, cost, footprint and other performance considerations. These constraints differ by end market, and are outlined below:

•

Communications Networks. Network operators are upgrading their networks from 10G to 40G and 100G, requiring error-free or low-error transmission of data up to several thousands of kilometers in distance. In these networks, high-speed analog semiconductors are required to ensure high signal integrity as well as increased data transfer from transmission through receipt. Current solutions that achieve high signal integrity typically do so at the expense of power consumption, footprint and size.

•

Enterprise and Datacenter Networks. In the datacenter, Ethernet switches and routers have traditionally connected downstream servers with 1G Ethernet ports to upstream switches and routers with 10G Ethernet ports. The advent of more powerful downstream servers results in data bottlenecks in these switches and routers as they provide upstream connections with existing 10G ports. High-speed analog semiconductors are required to address these data bottlenecks that arise as server interconnect port speeds increase.

•

Computing and Storage. The proliferation of advanced multi-core processing and higher CPU speeds has made it more challenging to incorporate additional I/O and memory devices. At high speeds, signal deterioration within communication channels restricts the maximum number of I/O interface or memory devices that can connect to a single controller or CPU. As speeds within each channel and the number of channels increases, the impact of these limitations is magnified, resulting in reduced I/O, memory and CPU communication channel capacity and throughput. This results in decreased server utilization, which creates the need for additional server racks and increases system power consumption. To increase throughput, high-speed analog semiconductors are required to manage signals along the communication channels between the CPU, system memory and other interface devices.

High-speed analog semiconductors also serve critical functions within high-performance systems deployed in other markets such as test and measurement equipment and military systems. For example, to support the measurement and validation of communications systems, research and development teams within systems providers need to use signal test and measurement tools with even more advanced, next generation capabilities. These test and measurement systems, require high-speed analog semiconductors to enable high frequency signal acquisition. In addition, military systems, such as next generation radar detection systems, incorporate high-speed analog semiconductors to improve signal integrity and data throughput at higher speeds while limiting system power consumption, size and cost. As the speed requirements for next generation test and measurement systems and military equipment continue to increase, we believe that many current solutions will fall short of addressing market needs.

Our Competitive Strengths

Our semiconductor solutions leverage our deep understanding of high-speed analog signal processing and our system architecture knowledge to address data bottlenecks in current and emerging network architectures. We design and develop our products for the communications and computing markets, which typically have two to three year design cycles, and product life cycles of 10 or more years. We believe our leadership position in developing high-speed analog semiconductors is a result of the following core strengths:

•

System-Level Simulation Capabilities. We design our high-speed analog semiconductor solutions to be critical components in complex systems. In order to understand and solve system problems, we work closely with systems vendors to develop proprietary component, channel and system simulation models. We use these proprietary simulation and validation tools to accurately predict system performance prior to fabricating the semiconductor or alternately, to identify and optimize critical semiconductor parameters to satisfy customer system requirements. We use these simulation and validation capabilities to reduce our customers’ time to market and engineering investments, thus enabling us to establish differentiated design relationships with our customers.

•

Analog Design Expertise. We believe that we are a leader in developing broadband analog semiconductors operating at high frequencies of up to 100 GHz. High-speed analog circuit design is extremely challenging because, as frequencies increase, semiconductors are increasingly sensitive to temperature, power supply noise, process variation and interaction with neighboring circuit elements. Development of components that work robustly at high frequencies requires an understanding of analog circuit design, including electromagnetic theory and practical experience in implementation and testing. Our analog design expertise has enabled us to design and commercially ship the first 18 GHz track-and-hold amplifier, 28 GHz linear transimpedance amplifier, 40 GHz transimpedance amplifier and 50 GHz MUX and DEMUX components.

•

Strong Relationships with Industry Leaders. We develop many of our high-speed analog semiconductor solutions for applications and systems that are driven by industry leaders in the communications and computing markets. Through our established relationships with industry leaders, we have repeatedly demonstrated the ability to address their technological challenges. As a result, we are designed into several of their current systems and believe we are well-positioned to develop high-speed analog semiconductor solutions for their emerging architectures. For instance, our high-speed memory interface designs have been validated for Intel’s Xeon® Core i7® and next generation platforms. We also work with communication companies such as Alcatel-Lucent, Cisco and Huawei to address their next generation 100G efforts. As a result of our development efforts with industry leaders, we help define industry conventions and standards within the markets we target by collaborating with technology leaders, OEMs and systems manufacturers, as well as standards bodies such as the Joint Electronic Device Engineering Councils, or JEDEC, and the Institute of Electrical and Electronic Engineers, or IEEE, and the Optical Internetworking Forum, or OIF, to establish industry standards.

•

Broad Process Technology. We employ process technology experts, device technologists and circuit designers who have extensive experience in many process technologies including CMOS, SiGe and III-V technologies such as GaAs or InP. We have developed specific internal models and design kits for each process to support a uniform design methodology across all of our semiconductor solutions. For example, our products using 40nm CMOS technology require development of accurate models for sub-circuits such as phase locked loops, varactors and inductors. As another example, for III-V materials-based processes, in-house model development is a necessity and we believe also provides a substantial competitive advantage because these processes have complex material and device interactions. Combined with our fabless manufacturing strategy, our design expertise, proprietary model libraries and uniform design methodology allow us to use the best possible materials and substrates to design and develop our semiconductor solutions. We believe that our ability to design high-speed analog semiconductors in a wide range of materials and process technologies allows us to provide superior performance, power, cost and reliability for a specific set of market requirements.

•

High-Speed Package Modeling and Design. We have developed deep expertise in high-speed package modeling and design, since introducing the first high-speed 50 GHz MUX and DEMUX product in 2001. At high frequencies, the interaction between an analog device, its package and the external environment can significantly affect product performance. Accurately modeling and developing advanced packaging allows semiconductor solutions to address this challenge. Due to the advanced nature of this work, there is a limited supply of engineers with experience in high-speed package modeling and design, and therefore this required expertise can be difficult to acquire for companies that have not invested in developing such a skill set. We have developed an infrastructure to simulate electrical, mechanical and thermal properties of devices and packages that we integrate within our semiconductor design process and implement at our third-party packaging providers. Modeling is an inherently iterative process, and since our model libraries are used extensively by our circuit designers, the accuracy and value of these models increases over time. Our current packaging and modeling techniques enable us to deliver semiconductors that are energy efficient, offer high-speed processing and enable advanced signal integrity, all in a small footprint.

We believe that our system-level simulation capabilities, our analog design and broad process technology design capabilities as well as our strengths in packaging enable us to differentiate ourselves by delivering advanced high-speed analog signal processing solutions. For example, we believe we have successfully demonstrated the feasibility of our next generation 100G Ethernet architecture well ahead of our competitors. Within the server market, we have applied our analog signal processing expertise to develop our iMBTM technology, which is designed to expand the memory capacity in existing server and computing platforms. Adoption of the iMBTM allows up to four times the memory capacity to be installed in a server platform, while using the current generation of memory devices.

Benefits We Provide to Our Customers

We believe the key benefits that our solutions provide to our customers are as follows:

•

High Performance. Our high-speed analog semiconductor solutions are designed to meet the specific technical requirements of our customers in their respective end-markets. In many cases, our close design relationships and deep engineering expertise put us in a position where we are one of a limited group of semiconductor vendors that can provide the necessary solution. For instance, in the broadband communications market, we believe our products achieve the highest signal integrity and attain superior signal transmission distance at required error-free or low error rates. In the computing market, we believe our products achieve industry leading data transfer rates at the smallest die size.

•

Low Power and Small Footprint. In each of the end markets that we serve, the power budget of the overall system is a key consideration for systems designers. Power consumption greatly impacts system operation cost, footprint and cooling requirements, and is increasingly becoming a point of focus for our customers. We believe that our high speed analog signal processing solutions enable our customers to implement system architectures that reduce overall system power consumption. We also believe that, at high frequencies, our high-speed analog semiconductor devices typically consume less power than competitors’ standard designs, which often incorporate power-consuming digital signal processing to perform data transfer functions, thereby further reducing overall system power consumption. In addition, in many of our applications, we are able to design and deliver semiconductors that have a smaller footprint and therefore reduce the overall system size.

•

Faster Time to Market. Our customers compete in markets that require high-speed, reliable semiconductors that can be integrated into their systems as soon as new market opportunities develop. To meet our customers’ time-to-market requirements, we work closely with them early in their design cycles and are actively involved in their development processes. Over the past nine years, we have developed methodologies and simulation environments that accurately predict the behavior of complex integrated circuits within various communications systems. In addition, we have developed an extensive internal library of proven building block circuits such as amplifiers, phase frequency detectors and transmitters that are reused to shorten design cycles and reduce risk.

Our Strategy

Our mission is to enable faster communications and computing infrastructure with high-speed analog semiconductor solutions that reliably capture critical analog signals, convert them to useful data, and transport the data at high speeds. Key elements of our strategy include:

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Focus on Markets that Require High Signal Integrity at High Speeds. We believe our target markets are driven by expected growth trends in video applications, mobile Internet and cloud computing, causing a greater demand for network bandwidth and computing speeds. Due to higher bandwidth and faster computing needs, these applications require our specialized semiconductor solutions that provide high-speed data traffic, preserve signal integrity and increase power efficiency. For example, we provide high-speed analog semiconductor solutions for high growth markets such as 40G and 100G communications. We intend to continue to focus our efforts in markets where high signal integrity at high speeds is imperative.

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Extend Technology Leadership in High-Speed Analog Semiconductors. We believe we employ best-in-class technology and design capabilities in our high-speed analog semiconductor solutions. Our innovative approaches have allowed us to be first to market in a number of key product lines. For example, we designed and commercially shipped the first 18 GHz track-and-hold amplifier, 28 GHz linear transimpedance amplifier, 40 GHz transimpedance amplifier and 50 GHz MUX and DEMUX components. We intend to continue to invest in research and development to extend our leadership in existing markets and enable the widespread deployment of our next generation technology into newer markets.

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Expand Global Presence. Given the continued globalization of the semiconductor supply chain, we believe that a global presence is critical to securing design wins from both new and existing customers. We currently have offices in North America, Asia and Europe coupled with 16 sales channel partners worldwide. We plan to continue the expansion of our sales, design and technical support organization to broaden our customer reach in new markets, primarily in Asia and Europe. For example, we recently opened new design centers in the United Kingdom and Singapore to capitalize on local design talent. Additionally, we continue to increase the number of global sales professionals directly and through channel partners.

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Continue to Build Deep Relationships with Customers. We intend to continue to develop long-term, collaborative relationships with customers who are regarded as leaders in their respective markets. We work closely with customers throughout design cycles that often last two to three years, and often in situations where we are their sole supplier for a given product. As a result, we are able to develop long-term relationships with our customers as our technology becomes embedded in their products. We plan to continue to work with customers to enable them to develop innovative solutions that address both existing and new performance challenges.

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Attract and Retain Top Talent. We believe one of our key differentiators resides in the design of solutions that address complex, real world problems for our customers. In this respect, our team of analog engineers and systems designers is critical to our success. Our technical team typically has, on average, more than 20 years of industry experience with more than 75% having advanced degrees and more than 25% having Ph.Ds. We intend to continue to aggressively recruit and seek to retain talented engineering and design personnel. For example, in May 2010, we signed a definitive agreement to acquire Winyatek Technology Inc., in part to further strengthen our technology and engineering resources.

Products

As of December 31, 2009, we had more than 170 products across 17 product lines, including products that have not yet commercially shipped, that perform a wide range of functions such as amplifying, encoding, multiplexing, demultiplexing, retiming and buffering data and clock signals at speeds up to 100 Gbps. These products are key enablers for servers, routers, switches, storage and other equipment that process, store and transport data traffic. Our products are also used in test and measurement equipment and military radar systems that capture and process high-speed and ultra broadband signals. We introduced 11 new products in 2009. We design and develop our products for the communications and computing markets, which typically have two to three year design cycles, and product life cycles as long as 10 years or more.

Given the complex and proprietary nature of our technology, we believe it is difficult for other suppliers to deliver competitive high-speed analog products. As a result, we often become either the sole supplier or one of a few of suppliers.

The table below lists our products, their application speed and functional description.

Product Line	Speed	Description	Application
Clock and Data Recovery (CDR)	100G	Recovers the clock from high-speed signals; used to retime the signal prior to re-transmitting to ensure the highest signal integrity	Enables the next generation of small form factor 100G Ethernet modules, line cards and backplane applications
Clock fanout	10G to 50G	Provides replication and buffering of high-speed clock signals	Typically used to distribute a high-speed clock to multiple chips in a system
Demultiplexer (DEMUX)	10G to 50G	De-serializes a high-speed data stream to multiple lower speed data streams for further signal processing	Typically used in high-speed data acquisition applications
D Flip Flops	10G to 50G	Retimes the input signal to deliver optimal signal integrity	Typically used in high-speed pattern generation applications
Differential Amplifiers	10G	Amplifies differential signals and drives high-speed analog-to-digital converters	Typically used to amplify linear broadband signals or drive high-speed analog-to-digital converters for data acquisition applications
Differential Encoders	10G	Provides differential encoding function for Differential Phase Shift Keying (DPSK) transmission	Typically used in 10 Gbps ultra long haul optical transceivers
Isolation Memory Buffer (iMBTM)	2.133G	Provides critical high-speed interface between CPU and memory	Architecture adopted by JEDEC as an industry standard
Latched Comparator	10G to 50G	Used as a high-speed 1-bit analog-to-digital converter	Typically used in high-speed data acquisition applications
Logic Gates	10G to 50G	Standard AND, OR, XOR logic gates used as general-purpose building blocks for high-speed data processing	Typically used in test and measurement applications
Modulator Driver	40G to 100G	Amplifies a small signal to 8V (or higher) output voltage in order to drive optical modulators for very long distance data transmission	Typically used in optical transmission systems and test and measurement equipment
Multiplexer (MUX)	10G to 50G	Serializes multiple data streams to a high-speed data stream prior to transmission	Typically used in high-speed pattern generation applications
Phase-Lock Loop (PLL)	2.133G	Provides critical high-speed interface between CPU and memory	Typically used for all but the lowest capacity modules in order to install sufficient memory in computing and storage platforms
Prescalers	10G to 50G	Divides the high frequency clock to a lower frequency clock	Typically used in test and measurement, military and ultra long haul optical transmission equipment
Register Buffers	2.133G	Regenerates a CPU’s command and address signals	Typically used for all but the lowest capacity modules in order to install sufficient memory in computing and storage platforms
RZ Converter	10G	Converts a Non-Return-to-Zero (NRZ) digital bit stream to Return-to-Zero (RZ) format	Typically used in 10 Gbps ultra long haul optical transceivers
Serializer-Deserializer (SERDES)	100G	Combines a serializer, deserializer, equalizer and CDR functions on one chip	Enables the next generation of high density 100G Ethernet linecards
Transimpedance Amplifier (TIA)	10G to 100G	Amplifies small currents generated by a photodetector for further signal processing	Typically used in optical transceivers for Ethernet, SONET, DWDM, as well as other optical receiver applications

Customers

We sell our products directly to OEMs and indirectly to OEMs through module manufacturers, ODMs and sub-systems providers. We work closely with technology leaders, including microprocessor and communications equipment companies, to design architectures and products that help solve bandwidth bottlenecks in and between systems. These technology leaders often design our products into reference designs, which they provide to their customers and suppliers. For example, in the server market we work closely with major CPU manufacturers to address the bottleneck between their CPU and the increasing amount of memory attached to it. These CPU manufacturers then provide their server CPU customers and memory module partners with a validation report, including validation of our memory interface products. These server OEMs and memory module companies then design our memory interface products into their production systems. Ultimately, our sales into these servers are to memory module companies, including Hynix, Micron, Samsung and others. In the networking market, we work closely with OEMs to deliver high performance communication links. These OEMs design our product into their systems and then require their ODM and electronics manufacturing services, or EMS, suppliers to purchase and use that specific product from us. We also work directly with module manufacturers to design our products into their modules, which they sell to OEMs.

We work closely with our customers throughout design cycles that often last two to three years and we are able to develop long-term relationships with them as our technology becomes embedded in their products. As a result, we believe we are well-positioned to not only be designed into their current systems, but also to continually develop next generation high-speed analog semiconductor solutions for their future products. During the year ended December 31, 2009, we sold our products to more than 160 customers.

Sales to customers in Asia accounted for 54%, 64% and 77% of our total revenue in 2007, 2008 and 2009, respectively. Because many of our customers or their OEM manufacturers are located in Asia, we anticipate that a majority of our future revenue will continue to come from sales to that region. Although a large percentage of our sales are made to customers in Asia, we believe that a significant number of the systems designed by these customers and incorporating our semiconductor products are then sold to end users outside Asia.

We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our revenue. Samsung directly accounted for 36% of our total revenue and sales directly and through distributors to Micron accounted for 17% of our total revenue during the year ended December 31, 2009. In addition, most of this revenue concentration was attributable to sales of our high-speed memory interface products into the computing market. No other single customer directly or indirectly accounted for more than 10% of our total revenue in 2009 or the three months ended March 31, 2010.

Sales and Marketing

Our design cycle from initial engagement to volume shipment is typically two to three years, with product life cycles in the markets we serve ranging from two to 10 years or more. For many of our products, early engagement with our customers’ technical staff is necessary for success. To ensure an adequate level of early engagement, our application and development engineers work closely with our customers to identify and propose solutions to their systems challenges.

In addition to our direct customers, we work closely with technology leaders such as Intel and AMD for the computing and storage markets and Alcatel-Lucent, Cisco, Huawei for the networking and communications market to anticipate and solve next generation challenges facing our customers. As part of the sales and product development process, we often design our products in close collaboration with these industry leaders and help define their architecture. We also participate actively in setting industry standards with organizations such as IEEE, JEDEC and OIF to have a voice in the definition of future market trends.

We sell our products worldwide through multiple channels, including our direct sales force and a network of sales representatives and distributors. For the year ended December 31, 2009, 78% of our revenue was generated by our direct sales team and third-party sales representatives. We operate direct sales offices in Japan, Korea, Singapore, Taiwan and the United States and employ sales personnel that cover our direct customers and manage our channel partners. We utilize two primary distributors in Europe and Japan and sales representatives in North America and China to sell our products. We believe these distributors and sales representatives have the requisite technical experience in our target markets and are able to leverage existing relationships and understanding of our customers’ products to effectively sell our products. Given the breadth of our target markets, customers and products, we provide our direct and indirect sales teams with regular training and share product information with our customers and sales team using web-based tools.

Manufacturing

We operate a fabless business model and use third-party foundries and assembly and test manufacturing contractors to manufacture, assemble and test our semiconductor products. This outsourced manufacturing approach allows us to focus our resources on the design, sale and marketing of our products. In addition, we believe outsourcing many of our manufacturing and assembly activities provides us the flexibility needed to respond to new market opportunities, simplifies our operations and significantly reduces our capital requirements.

We subject our third-party manufacturing contractors to rigorous qualification requirements in order to meet the extremely high quality and reliability standards required of our products. We carefully qualify each of our partners and processes before applying the technology to our products. Our engineers work closely with our foundries and other contractors to increase yield, lower manufacturing costs and improve product quality.

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Wafer Fabrication. We currently utilize a wide range of semiconductor processes to develop and manufacture our products. Each of our foundries tends to specialize in a particular semiconductor wafer process technology. We choose the semiconductor process and foundry that we believe provides the best combination of performance attributes for any particular product. For most of our products, we utilize a single foundry for semiconductor wafer production. Our principal foundries are TSMC in Taiwan, Sumitomo in Japan, GCS in California and UMS in France.

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Package and Assembly. Upon the completion of processing at the foundry, the finished wafers are shipped to our third-party assemblers for packaging and assembly. Currently, our principal packaging and assembly contractors are OSE in Taiwan, STATS ChipPAC in Korea, Signetics in Korea, Kyocera in America and Japan, and Natel in California.

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Test. At the last stage of integrated circuit production, our third-party test service providers test the packaged and assembled integrated circuits. Currently, OSE in Taiwan, STATS ChipPAC in Korea and Signetics in Korea are our test partners. We also perform testing in our Westlake Village, California, facility.

We are committed to maintaining the highest level of quality in our products. Our objective is that our products meet all of our customer requirements, are delivered on-time and function reliably throughout their useful lives. As part of our total quality assurance program, our quality management system has been certified to ISO 9001:2008 standards. Our manufacturing partners are also ISO 9001 certified.

Research and Development

We focus our research and development efforts on developing products that address bandwidth bottlenecks in networks and minimize latency in computing environments. We believe that our continued success depends on our ability to both introduce improved versions of our existing products and to develop new products for the markets that we serve. We devote a portion of our resources to expanding our core technology including efforts in system-level simulation, high-speed analog design, supporting a broad range of process technologies and high-speed package modeling and design.

We develop models that are used as an input to a combination of proprietary and commercially available simulation tools. We use these tools to predict overall system performance based on the performance of our product. After our product is manufactured, we perform system measurements and refine our model set to improve the model’s accuracy and predictive ability. As a result, our models and simulation tools have improved over time and we have been able to very accurately predict overall system performance prior to fabricating a part.

We have assembled a core team of experienced engineers and systems designers in three design centers located in the United States, the United Kingdom and Taiwan. Our technical team typically has, on average, more than 20 years of industry experience with more than 75% having advanced degrees and more than 25% having Ph.Ds. These engineers and designers are involved in advancing our core technologies, as well as applying these core technologies to our product development activities across a number of areas including telecommunications transport systems, enterprise networking equipment, datacenters and enterprise servers, storage platforms, test and measurement and military systems. In 2007, 2008, 2009 and the three months ended March 31, 2010, our research and development expenses were $17.3 million, $17.5 million, $17.8 million and $5.1 million, respectively.

Competition

The global semiconductor market in general, and the communications and computing markets in particular, are highly competitive. We expect competition to increase and intensify as more and larger semiconductor companies enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue and operating results.

Currently, our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. Our primary competitors include Broadcom, Hittite, IDT and Texas Instruments, as well as other smaller analog signal processing companies. We expect competition in our target markets to increase in the future as existing competitors improve or expand their product offerings. In addition, as we continue to develop our 100G semiconductor solutions for enterprise networks, we may face competition from companies such as Broadcom and NetLogic.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as our customers reduced their purchase orders. Many of our competitors are significantly larger, have greater financial, technical, marketing, distribution, customer support and other resources, are more established than we are, and have significantly better brand recognition and broader product offerings with which to withstand similar adverse economic or market conditions in the future. These developments may materially and adversely affect our current and future target markets and our ability to compete successfully in those markets.

We compete or plan to compete in different target markets to various degrees on the basis of a number of principal competitive factors, including:

•	product performance;

•	power budget;

•	features and functionality;

•	customer relationships;

•	size;

•	ease of system design;

•	product roadmap;

•	reputation and reliability;

•	customer support; and

•	price.

We believe we compete favorably with respect to each of these factors. We maintain our competitive position through our ability to successfully design, develop and market complex high-speed analog solutions for the customers that we serve.

Intellectual Property

We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. As of March 31, 2010, we had 28 issued and allowed patents in the United States and other patent applications pending in the United States. The 28 issued and allowed patents in the United States expire in the years beginning in 2021 through 2027. Many of our issued patents and pending patent applications relate to high-speed circuit and package designs.

We may not receive competitive advantages from any rights granted under our patents, and our patent applications may not result in the issuance of any patents. In addition, any future patent may be opposed, contested, circumvented, designed around by a third party or found to be unenforceable or invalidated. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around patents owned or licensed by us.

In addition to our own intellectual property, we also rely on third-party licensors for certain technologies embedded in our semiconductor solutions. These are typically non-exclusive contracts provided under paid-up licenses. These licenses are generally perpetual or automatically renewed for so long as we continue to pay any maintenance fees that may be due. We have entered into a number of licensing arrangements pursuant to which we license third-party technologies. We do not believe our business is dependent to any significant degree on any individual third-party license.

We generally control access to and use of our confidential information through the use of internal and external controls, including contractual protections with employees, contractors and customers. We rely in part on United States and international copyright laws to protect our mask work. All employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship.

Despite our efforts to protect our intellectual property, unauthorized parties may still copy or otherwise obtain and use our software, technology or other information that we regard as proprietary intellectual property. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. We have in the past received and, particularly as a public company, we expect that in the future we may receive, communications from various industry participants alleging our infringement of their patents, trade secrets or other intellectual property rights. Any lawsuits could subject us to significant liability for damages, invalidate our proprietary rights and harm our business and our ability to compete. Any litigation, regardless of success or merit, could cause us to incur substantial expenses, reduce our sales and divert the efforts of our technical and management personnel. In the event we receive an adverse result in any litigation, we could be required to pay substantial damages, seek licenses from third parties, which may not be available on reasonable terms or at all, cease sale of products, expend significant resources to develop alternative technology or discontinue the use of processes requiring the relevant technology.

Employees

At March 31, 2010, we employed 110 full-time equivalent employees, including 65 in research, product development and engineering, 20 in sales and marketing and 14 in general and administrative management and 11 in manufacturing logistics. We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Facilities

We currently lease our principal executive offices in Sunnyvale, California, under a sublease for 8,000 square feet of office space that expires on December 31, 2010. We also lease 15,069 square feet of office space in Westlake Village, California under a lease that expires on December 31, 2010. In April and June 2010, we entered into new lease agreements for office space in Santa Clara, California and Thousand Oaks, California, respectively. The lease for 11,351 square feet of office space in Santa Clara, California has a term of 63 months and the total minimum lease payments are $2.1 million. The lease for 27,846 square feet of office space in Thousand Oaks has a term of 72 months and the total minimum lease payments are $3.6 million. Our Singapore subsidiary currently leases 2,368 square feet of office space in Singapore under a lease that expires on March 14, 2012. Our United Kingdom subsidiary currently leases office space in Northamptonshire, England under a lease that expires on September 24, 2011. We believe that current facilities are sufficient to meet our needs for the foreseeable future.

Legal Proceedings

We are currently a party to the following legal proceedings:

Netlist, Inc. v. Inphi Corporation, Case No. 09-cv-6900 (C.D. Cal.)

On September 22, 2009, Netlist filed suit in the United States District Court, Central District of California, or the Court, asserting that we infringe U.S. Patent No. 7,532,537. Netlist filed an amended complaint on December 22, 2009, further asserting that we infringe U.S. Patent Nos. 7,619,912 and 7,636,274, collectively with U.S. Patent No. 7,532,537, the patents-in-suit, and seeking both monetary damages to be determined and an injunction to prevent further infringement. These infringement claims allege that our iMB™ and certain other memory module components infringe the patents-in-suit. We answered the amended complaint on February 11, 2010 and asserted that we do not infringe the patents-in-suit and that the patents-in-suit are invalid. We have since filed inter partes requests for reexamination with the USPTO asserting that the patents-in-suit are invalid. The USPTO is required to grant or deny the reexamination requests within three months of their effective filing dates, which, due to re-filing of certain papers due to procedural requests of the USPTO, was June 4, 2010 for U.S. Patent No. 7,636,274, June 8, 2010 for U.S. Patent No. 7,619,912 and June 9, 2010 for U.S. Patent No. 7,532,537. The USPTO has accepted the filings of the reexamination requests for U.S. Patent Nos. 7,619,912 and 7,636,274, and we re-filed our reexamination request for U.S. Patent No. 7,532,537 on June 9, 2010. If the reexamination requests are granted, the USPTO will then evaluate the validity of the patents-in-suit in reexamination proceedings. The reexamination proceedings could result in a determination that the patents-in-suit, in whole or in part, are valid or invalid, as well as modifications of the scope of the patents-in-suit.

A third party, Sanmina-SCI Corporation, or SSC, has also requested interference proceedings with the USPTO with respect to each of the patents-in-suit. In its April 21, 2010 Request for Continued Examination of U.S. Application No. 11/142,989, SSC asserted that it has priority to the inventions claimed by the patents-in-suit and should be granted rights to those inventions. We have entered into an agreement with SSC for a non-exclusive license to those rights, if any, that SSC may obtain to the inventions claimed by the patents-in-suit if the USPTO agrees to commence interference proceedings and if SSC prevails in those proceedings.

In connection with the reexamination requests and the interference proceedings, we also filed a motion to stay proceedings with the Court, which was granted on May 18, 2010, whereby the Court stayed the proceedings until at least February 14, 2011, requested that Netlist notify the Court within one week of any action taken by the USPTO in connection with the reexamination or interference proceedings, and requested that the parties file papers by January 31, 2011 stating their position on whether the stay should be extended. While the Court granted a stay until February 14, 2011, the Court could lift the stay before then. For example, the USPTO is required to evaluate the reexamination requests well before February 14, 2011, as noted above, and if the USPTO denies the reexamination requests, the Court may decide to lift the stay.

Inphi Corporation v. Netlist, Inc, Case No. 09-cv-8749 (C.D. Cal.).

On November, 30, 2009, we filed suit in the United States District Court, Central District of California asserting that Netlist infringes U.S. Patent Nos. 7,307,863 and 7,479,799, collectively the patents-in-suit, and are seeking both monetary damages and an injunction to prevent further infringement. Netlist answered the complaint on January 15, 2010 and filed an amended answer on April 22, 2010, asserting that it does not infringe the patents-in-suit, that the patents-in-suit are invalid and that U.S. Patent No. 7,479,799 is unenforceable due to inequitable conduct before the USPTO. Discovery is currently proceeding, and the Court has set a trial date of October 11, 2011.

While we intend to defend the lawsuit vigorously, litigation, whether or not determined in our favor or settled, could be costly and time-consuming and could divert our attention and resources, which could adversely affect our business. We are unable to assess the possible outcome of these matters. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, our business, financial condition, results of operations or cash flows could be materially and adversely affected.

We are not currently a party to any other material litigation. The semiconductor industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. We may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

MANAGEMENT

Executive Officers and Directors

The following table shows information about our executive officers and directors as of May 31, 2010:

Name	Age	Position(s)

Young K. Sohn	54	President, Chief Executive Officer and Director

John Edmunds	53	Chief Financial Officer and Chief Accounting Officer

Gopal Raghavan, Ph.D.	49	Chief Technology Officer

Ron Torten	43	Vice President of Worldwide Sales

Diosdado P. Banatao	64	Chairman of the Board

David J. Ladd(1)(2)(3)	63	Director

Timothy D. Semones	50	Director

Peter J. Simone(1)(2)(3)	62	Director

Sam S. Srinivasan(1)(2)(3)	65	Director

Lip-Bu Tan	50	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and corporate governance committee

Young K. Sohn has served as our President and Chief Executive Officer since August 2007 and as a director since July 2007. Prior to joining us, Mr. Sohn served as an Advisor at Panorama Capital, a venture capital firm, from June 2006 to June 2007. From August 2003 until his retirement in March 2005, Mr. Sohn served as President of Agilent Technologies, Inc.’s Semiconductor Group, now known as Avago Technologies, and as Chairman and Chief Executive Officer of Oak Technology, Inc., a semiconductor company, from 1999 until it was acquired by Zoran Corporation in August 2003. In addition, Mr. Sohn was an advisor to the Massachusetts Institute of Technology Media Lab’s OLPC (One Laptop Per Child) program from 2005 to 2007 and was the past President and Chairman of the Asia America MultiTechnology Association (AAMA) from 2001 to 2003. He currently serves on the board of directors for ARM Holdings PLC and Cymer, Inc. Mr. Sohn holds a B.S. degree in electrical engineering from the University of Pennsylvania and an M.S. degree from the MIT Sloan School of Management.

John Edmunds has served as our Chief Financial Officer and Chief Accounting Officer since January 2008. He previously served as Chief Financial Officer of Trident Microsystems, a semiconductor company, from June 2004 to January 2008. Mr. Edmunds also served as Senior Vice President and Chief Financial Officer for Oak Technology, Inc. from January 2000 until it was acquired by Zoran Corporation in August 2003. He continued to serve as Vice President of Finance for Zoran until June 2004. Mr. Edmunds started his career as a C.P.A. with Coopers & Lybrand in San Francisco and San Jose. He holds a B.S. degree in finance and accounting from the University of California, Berkeley.

Dr. Gopal Raghavan is one of our founders and has served as our Chief Technology Officer since January 2001. Dr. Raghavan previously served as a principal engineer for Conexant Systems, Inc., a semiconductor company, designing integrated circuits for 10 Gbps SONET applications from June 2000 to November 2000. He served as a senior scientist for Hughes Electronics from September 1994 to May 2000 and as a senior engineer with Intel Corporation from 1984 to 1994. Dr. Raghavan holds 15 patents and has published more than 30 technical publications. He holds a B. Tech degree in electrical engineering from the Indian Institute of Technology and an M.S. degree and a Ph.D. in electrical engineering from Stanford University.

Ron Torten has served as our Vice President of Worldwide Sales since December 2007. Mr. Torten previously served as Chief Executive Officer of NemeriX, a semiconductor company, from January 2006 to December 2007. From January 2004 to December 2005, he served as Vice President, Worldwide Materials, at Agilent Technologies, Inc., a semiconductor company. Mr. Torten served as Vice President and General Manager for the Networking Entertainment Division at Agere Systems, Inc., a semiconductor company, from April 2000 to January 2004. He holds a B.S. degree in chemical engineering from the Technion—Israel Institute of Technology and an M.B.A. from the University of California, Davis.

Diosdado P. Banatao has served on our board of directors and as chairman of our board of directors since December 2000 and served as our Interim President and Chief Executive Officer from October 2006 to August 2007. Mr. Banatao has been a Managing Partner of Tallwood Venture Capital, a venture capital firm, since July 2000 and has served as Interim President and Chief Executive Officer at Ikanos Communications, Inc. since April 2010. From April 2008 to June 2009, he also served as Interim Chief Executive Officer of SiRF Technology Holdings, Inc., which was acquired by CSR plc in June 2009. Prior to forming Tallwood, Mr. Banatao was a venture partner at Mayfield Fund from January 1998 to May 2000. Mr. Banatao co-founded three technology startups: S3 Incorporated, Chips & Technologies and Mostron. He also held positions in engineering and general management at National Semiconductor Corporation, Seeq Technologies and Intersil Corporation. Mr. Banatao currently serves on the board of directors of CSR plc, a public company traded on the London Stock Exchange, and Ikanos Communications, Inc. He previously served as Chairman and led investments in SiRF Technology, acquired by CSR (CSR); Marvell Technology Group (MRVL); Acclaim Communications, acquired by Level One (INTC); Newport Communications, acquired by Broadcom (BRCM); Cyras Systems, acquired by Ciena (CIEN); and Stream Machine, acquired by Cirrus Logic (CRUS). He has also served on the board of directors of various privately held companies in the semiconductor industry. Mr. Banatao holds a B.S. degree in electrical engineering, cum laude, from the Mapua Institute of Technology in the Philippines and an M.S. degree in electrical engineering from Stanford University.

Mr. Banatao’s background as a technologist, as well as a senior manager of, board member of, and investor in numerous semiconductor companies provides a diversity of experience for his service on our board of directors. The companies with which he has been involved range from start-up companies to very large public corporations.

David J. Ladd has served on our board of directors since June 2007. In 1997, Mr. Ladd joined Mayfield Fund, a forty-one year old venture capital firm, where he has served in various capacities as a member of Mayfield Fund’s investment team. Currently, Mr. Ladd manages three Mayfield Fund related portfolio company investments, including us. Prior to joining Mayfield Fund, he served as Chief Technology Officer of Octel Communications Corporation from 1994 until it was acquired by Lucent Technologies in 1997. In 1981 he co-founded Opcom/VMX, a voice messaging company, which was acquired by Octel in 1994. Mr. Ladd holds a B.S. degree in electrical engineering from the University of California, Berkeley and an M.S. degree in Computer Science from Stevens Institute of Technology.

Mr. Ladd’s experience as a technologist and as a technology-focused investor, which gives him in-depth knowledge of, and exposure to, current technology and industry trends and developments, provides us with valuable insight into our industry and target markets.

Timothy D. Semones is one of our founders and has served as a director since 2001. Mr. Semones also served as our Chief Financial Officer from November 2000 to January 2008 and as our Chief Operating Officer from October 2006 to June 2007. Mr. Semones previously served as the Director of Marketing at MindSpring Enterprises, an Internet service provider, and the Director of Broadband Technology at Earthlink Network, an Internet service provider. He has also held general management and engineering positions with Measurement Systems, Inc. and Hewlett-Packard Company. Mr. Semones also sits on the board of directors of Semi Dice, Inc. He holds a B.S. degree in electrical engineering from Georgia Institute of Technology and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

As one of our founders and a technologist, Mr. Semones has comprehensive expertise and knowledge regarding our semiconductor solutions and technology, as well as insight into our anticipated future technological needs and industry needs.

Peter J. Simone has served on our board of directors since April 2010. Mr. Simone has served as an investment consultant and as a consultant to numerous private companies since February 2001. He also served as Executive Chairman of SpeedFam-IPEC, Inc., a semiconductor equipment manufacturing company, which was acquired by Novellus Systems, Inc., from June 2001 to December 2002. From February 2000 to February 2001, Mr. Simone served as a director and President of Active Controls Experts, Inc., a manufacturer and distributor of solid-state actuators, and served as President, Chief Executive Officer and director of Xionics Document Technologies, Inc., a software company, from April 1997 until Xionics’ acquisition by Oak Technology, Inc. in January 2000. Mr. Simone currently serves on the board of directors of Monotype Imaging Holdings Inc., Newport Corporation, Veeco Instruments, Inc. and Cymer, Inc. He previously served on the board of directors of Sanmina-SCI Corporation from 2003 to 2008. Mr. Simone is also a member of the board of directors of the Massachusetts High Technology Council and is vice president of the board of Walker Home and School for Children. Mr. Simone holds a B.S. degree in accounting from Bentley University and an M.B.A. from Babson College.

Mr. Simone possesses particular knowledge and operational experience across several industries as well as broad experience in financial markets, which provides a diversity of experience.

Sam S. Srinivasan has served on our board of directors since June 2007. Mr. Srinivasan served as Chief Executive Officer and Chairman of Health Language, Inc., a software company, from May 2000 to March 2002 and currently serves as Chairman Emeritus. He also served as Senior Vice President, Finance Chief Financial Officer of Cirrus Logic, Inc., a semiconductor company, from November 1988 to March 1996, and as Director, Internal Audits and subsequently as Corporate Controller of Intel Corporation, a semiconductor company, from May 1984 to November 1988. Currently, Mr. Srinivasan serves on the board of directors of TranSwitch Corporation, as well as its nominating and corporate governance committee and is the chairman of its audit committee. Mr. Srinivasan previously served on the board of directors of SiRF Technology Holdings, Inc. from 2004 to 2009, Centillium Communications, Inc. from 2006 to 2008, and Leadis Technology, Inc. from 2008 to 2009. He holds a B.A. in commerce from Madras University, India and an M.B.A. from Case Western Reserve University. Mr. Srinivasan is a member of the American Institute of Certified Public Accountants.

Mr. Srinivasan has considerable financial experience with publicly-traded companies and is a certified public accountant. He has also served as a director for a number of technology companies and as member of various board of director committees.

Lip-Bu Tan has served on our board of directors since May 2002. Mr. Tan has served as Chairman of Walden International, an international venture capital firm, since he founded the firm in 1987. He has also served as President and Chief Executive Officer of Cadence Design Systems, Inc., an electronic design automation software and engineering services company, since January 2009 and as a director since 2004. Mr. Tan currently serves on the board of directors of Flextronics International Ltd., Semiconductor Manufacturing International Corporation and SINA Corporation. He previously served on the board of directors of Centillium Communications, Inc. from 1997 to 2007, Creative Technology, Ltd. from 1990 to 2009, Integrated Silicon Solution, Inc. from 1990 to 2007, Leadis Technology, Inc. from 2002 to 2006 and MindTree Ltd. from 2006 to 2009. He holds a B.S. degree in physics from Nanyang University in Singapore, an M.S. degree in nuclear engineering from Massachusetts Institute of Technology and an M.B.A. from the University of San Francisco.

As Chief Executive Officer of Cadence and a Chairman of an international venture capital firm, as well as a director of a number of technology companies, Mr. Tan has extensive experience in the electronic design and semiconductor industries, as well as international operations and corporate governance expertise.

Board of Directors

We currently have seven directors on our board of directors. Upon the completion of this offering, our bylaws will provide for a board of directors consisting of not fewer than 3 nor more than 11 members. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on the board can be filled by resolution of our board of directors. Upon the completion of this offering, our board of directors will be divided into three classes, each serving staggered, three-year terms:

•	Our Class I directors will be Messrs. Ladd, Semones and Tan and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Our Class II directors will be Messrs. Banatao and Sohn and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	Our Class III directors will be Messrs. Simone and Srinivasan and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms. This classification of our board of directors may delay or prevent a change in control of Inphi.

Corporate Governance

We believe our corporate governance initiatives comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives comply with the rules of the NYSE. After this offering, our board of directors will continue to evaluate our corporate governance principles and policies.

Our board of directors also adopted a code of business conduct that applies to each of our directors, officers and employees. The code addresses various topics, including:

•	compliance with laws, rules and regulations, including the Foreign Corrupt Practices Act;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	equal employment and working conditions;

•	record keeping;

•	confidentiality;

•	giving and accepting gifts;

•	compensation or reimbursement to customers;

•	protection and proper use of company assets; and

•	payments to government personnel and political contributions.

Our board of directors also adopted a code of ethics for senior financial officers applicable to our Chief Executive Officer, President, Chief Financial Officer, controller and other key management employees addressing ethical issues. Upon completion of this offering, the code of business conduct and the code of ethics will each be posted on our website. The code of business conduct and the code of ethics can only be amended by the approval of a majority of our board of directors. Any waiver to the code of business conduct for an executive officer or director or any waiver of the code of ethics may only be granted by our board of directors or our nominating and corporate governance committee and must be timely disclosed as required by applicable law. We also implemented whistleblower procedures that establish formal protocols for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to our audit committee.

Director Independence

In June 2010, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Banatao, Ladd, Simone and Srinivasan, representing a majority of our directors, are “independent directors” as defined under the rules of the NYSE. Mr. Banatao served as our Interim Chief Executive Officer and beneficially owns approximately 20.7% of our common stock, which represents shares held by Tallwood I, L.P., a venture fund affiliated with Tallwood Venture Capital, of which Mr. Banatao is a Managing Partner. Our board of directors considered Mr. Banatao’s prior role with us and his beneficial stock ownership in its determination that Mr. Banatao qualifies as an independent director as defined under the rules of the NYSE.

Lead Director

Our board of directors has established certain corporate governance principles in connection with this offering. Our board of directors determined as part of our corporate governance principles that one of our independent directors should serve as a lead director at any time when the title of chairman is held by an employee director. Mr. Banatao is our Chairman and our board of directors has determined that Mr. Banatao qualified as an independent director under the rules of the NYSE. Accordingly, our board of directors does not currently have a separate lead independent director. Mr. Banatao will, among other responsibilities, preside over periodic meetings of our independent directors and oversee the function of our board of directors and committees.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various board of directors standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. We believe that the composition of these committees meet the criteria for independence under, and the functioning of these committees complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the NYSE and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us. Our board of directors has determined that Messrs. Simone and Srinivasan are each an audit committee financial expert, as defined by the rules promulgated by the SEC. Each committee has the composition and responsibilities described below:

Audit Committee. Messrs. Ladd, Simone and Srinivasan serve on our audit committee. Mr. Srinivasan is chairperson of this committee. Our audit committee assists our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions, and is directly responsible for the approval of the services performed by our independent accountants and reviewing of their reports regarding our accounting practices and systems of internal accounting controls. Our audit committee also oversees the audit efforts of our independent accountants and takes actions as it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee is also responsible for monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters.

In addition, our board of directors considered Mr. Simone’s services on the audit committee of four other corporate boards of directors. Mr. Simone serves as a member of our audit committee. He also serves as the chairman of the audit committee of Monotype, Newport, Veeco and Cymer, all publicly-traded companies. Pursuant to the terms of the audit committee charter and the regulations of the NYSE, our board of directors has determined that Mr. Simone’s simultaneous service on multiple audit committees would not impair his ability to effectively serve on our audit committee.

Compensation Committee. Messrs. Ladd, Simone and Srinivasan serve on our compensation committee. Mr. Simone is chairperson of this committee. Our compensation committee assists our board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation and assesses whether our compensation structure establishes appropriate incentives for officers and employees. Our compensation committee reviews and makes recommendations to our board of directors with respect to our major compensation plans, policies and programs. In addition, our compensation committee reviews and makes recommendations for approval by the independent members of our board of directors regarding the compensation for our executive officers, establishes, modifies the terms and conditions of employment of our executive officers and administers our stock option plans.

Nominating and Corporate Governance Committee. Messrs. Ladd, Simone and Srinivasan serve on our nominating and corporate governance committee. Mr. Ladd is chairperson of this committee. Our nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of the board. In addition, our nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines, and reporting and making recommendations to the board concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

Messrs. Ladd, Srinivasan and Tan served as members of our compensation committee during 2009. None of the members of our compensation committee is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of our board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Compensation of Directors

Currently, our independent directors receive an annual retainer of $32,000 and the chairman of our audit committee receives an additional annual retainer of $10,000. In addition, for a description of our compensation arrangements with Young K. Sohn, see “Executive Compensation,” and for a description of compensation paid to Diosdado Banatao, see “Related Party Transactions.”

Following completion of this offering, our non-employee directors, other than our Chairman of our board of directors and the lead director, will receive an annual retainer of $32,000, prorated for partial service in any year. Our Chairman of our board of directors and lead director will receive an annual retainer of $50,000 and $40,000, respectively, so long as such director is not an employee of Inphi. Members of our audit committee, compensation committee and nominating and corporate governance committee, other than the chairpersons of those committees, will receive an additional annual retainer of $7,500, $5,000 and $4,000, respectively. The chairpersons of our audit committee, compensation committee and nominating and corporate governance committee will each receive an additional annual retainer of $15,000, $10,000 and $7,500, respectively.

In addition, non-employee directors will receive nondiscretionary, automatic grants of nonstatutory stock options under our 2010 Stock Incentive Plan. A non-employee director, other than those currently serving on our board of directors, will be automatically granted an initial option to purchase shares of our common stock that have a value of $160,000, calculated using the fair market value of our common stock on the date of grant, upon becoming a member of our board of directors. The initial option will vest and become exercisable over four years in equal monthly installments. On the first business day following each of our regularly scheduled annual meetings of stockholders, each non-employee director will be automatically granted a nonstatutory option to purchase shares of our common stock that have a value of $80,000, calculated using the fair market value of our common stock on the date of grant, provided the director has served on our board of directors for at least six months. These options will vest and become exercisable on the first anniversary of the date of grant or immediately prior to our next annual meeting of stockholders, if earlier. The options granted to non-employee directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant and will become fully vested if a change in control occurs. See “Employee Benefit Plans—2010 Stock Incentive Plan.”

2009 Director Compensation

In August 2009, our board of directors approved cash compensation to be paid to the independent directors and the chair of our audit committee. Prior to that date, the independent directors had not received any cash compensation for their services as members of our board of directors or any committee of our board of directors. Beginning August 2009, members of our board of directors began receiving the following compensation for their services:

•	$32,000 per year for independent directors; and

•	$10,000 per year for the chairperson of our audit committee.

We also reimbursed our non-employee directors for their reasonable out of pocket costs and travel expenses in connection with their attendance at board and committee meetings.

The following table sets forth the compensation paid or accrued by us to Sam S. Srinivasan, who was the only director who received compensation during fiscal 2009. The table excludes Young K. Sohn, who did not receive any additional compensation from us for his role as a director because he is our Chief Executive Officer.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1)(2)	Total ($)
Sam S. Srinivasan	21,000	31,446	52,446

(1)

Amounts listed in this column represent the aggregate fair value of the awards computed as of the grant date of each award in accordance with Financial Accounting Standard Board Accounting Standards Codification No. 718, Compensation-Stock Compensation, or FASB ASC Topic 718, rather than amounts paid to or realized by the named individual. Our assumptions with respect to the calculation of these values are set forth above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Accounting for stock-based compensation.” There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the fair value as computed in accordance with FASB ASC Topic 718.
(2)	Please see the outstanding equity awards table below for the details of the option granted.

The following table lists all outstanding equity awards held by non-employee directors as of the end of December 31, 2009:

Name	Option Grant Date(1)	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Sam S. Srinivasan	8/15/07	60,000	—	$0.76	8/15/2017
	8/27/09	45,000	—	$1.12	8/27/2019
Timothy D. Semones	6/7/02	16,022	—	$1.00	6/7/2012
	5/5/06	10,000	—	$0.45	5/5/2016
	2/16/07	132,739	—	$0.52	2/16/2017
	8/15/07	66,370	—	$0.76	8/15/2017
	10/17/07	120,000	—	$0.83	10/17/2017

(1)	The grant date fair value of the common stock underlying these option awards was equal to the option exercise price on the date the stock options were granted.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis discusses the compensation programs and policies for our principal executive officer, principal financial officer and our two other mostly highly compensated executive officers as determined by the rules of the SEC. Our named executive officers and their positions in 2009 were:

Young K. Sohn	President and Chief Executive Officer
John Edmunds	Chief Financial Officer and Chief Accounting Officer
Gopal Raghavan	Chief Technology Officer
Ron Torten	Vice President of Worldwide Sales

Recommendations for executive compensation are made by our compensation committee and approved by our board of directors, except that compensation recommendations for our Chief Executive Officer are approved by the non-employee members of our board of directors. The primary components of compensation for our named executive officers were base salary, cash incentive compensation and equity-based compensation. In 2009, we did not have a formal cash incentive plan; however our compensation committee did approve a bonus pool for all employees based on our earnings before income tax, stock-based compensation expense, and depreciation and amortization. The following information should be read together with the compensation tables and related disclosures set forth below.

Objectives of the Executive Compensation Program

Our executive compensation program is shaped by the competitive market for executives in the semiconductor industry. We have designed an executive compensation program with the following primary objectives:

•	to attract, retain and motivate talented and experienced executives;

•	to provide fair, equitable and reasonable compensation to each executive officer;

•	to reward job performance; and

•	to further align the interest of our executive officers with that of our stockholders.

Since we were founded in 2000, our executive compensation program has focused primarily on attracting executive talent to manage and operate our business, retaining individuals whose employment is key to our success and growth, and rewarding individuals who help us achieve our business objectives. We aim to achieve these objectives while preserving our cash resources, largely through equity-based compensation. By focusing our executive compensation program primarily on equity-based compensation, we have sought to align the interest of our executive officers and stockholders by motivating executive officers to increase the value of our stock over time.

Upon the completion of this offering, our compensation committee expects to:

•	refine and modify our compensation programs to further reflect the competitive market for executive talent and our changing business needs as a public company;

•	use individual and corporate performance goals to tie the compensation of our executive officers to our financial performance and creation of stockholder value;

•	use equity-based award programs to continue the long-term connection with stockholder value and executive compensation; and

•	structure our executive compensation program as to not incentivize unnecessary risk-taking.

Role of our Compensation Committee

Our compensation committee is currently comprised of three independent, non-employee directors, Mr. David Ladd (Chairman), Mr. Sam Srinivasan and Mr. Lip-Bu Tan. Our compensation committee determines and recommends to our board of directors the compensation for our executive officers. With respect to our named executive officers, other than our Chief Executive Officer, our compensation committee meets with our Chief Executive Officer as needed to provide evaluations of our executive officers and other relevant information to our compensation committee and makes recommendations regarding appropriate compensation for each executive, including merit increases, changes to incentive compensation and grant of equity awards. Historically, our compensation committee has established the executive compensation by considering the competitive market for corresponding positions at companies of similar size and stage of development operating in the semiconductor industry. Specifically, our compensation committee used research and industry standards based on their personal knowledge of the competitive market. In 2010, to complement its review of executive compensation for our named executive officers, our compensation committee consulted the 2009 High Technology Executive Compensation Survey, a publicly available compensation survey prepared by Radford, a compensation consulting firm, to benchmark our executive compensation against companies with similar revenues, market capitalization and other financial measures within our industry. We expect that our compensation committee will continue to engage an independent consultant in setting our executive compensation program.

2010 Competitive Market Review

Our compensation committee has the sole authority to retain compensation consultants to assist in its evaluation of our executive compensation program, including authority to approve the consultant’s fees and other terms of its engagement. Our compensation committee engaged Radford in January 2010 to perform the following services:

•	assess and provide recommendations with respect to updating the list of peer companies against which we benchmark our executive compensation;

•	brief our compensation committee on current compensation market trends;

•	assess our performance against our peer groups and evaluate our current executive compensation program with a view to supporting and reinforcing our long-term strategic goals; and

•	assist our compensation committee in developing a competitive executive compensation program to reinforce our long-term strategic goals.

To understand our position relative to market, it has been our historical practice to consider the market for comparable positions on an annual basis to ensure executive compensation remains competitive. Going forward, our compensation committee intends to evaluate the practice of setting our executive compensation program at the median of our peer group as established by our compensation committee. In 2010, Radford selected the following 16 companies to create a benchmark for assistance in determining competitive compensation packages.

Advanced Analogic Technologies	Hittite Microwave	Microsemi	Semtech
Applied Micro Circuits	Integrated Device Technology	Monolithic Power Systems	Silicon Labs
Cavium Networks	Lattice Semiconductor	Netlogic Microsystems	Standard Microsystems
Cirrus Logic	Micrel	Power Integrations	Volterra Semiconductor

Elements of Executive Compensation

Overview

Our executive compensation program consists of three principal components:

•	base salary;

•	cash incentive compensation; and

•	equity-based compensation.

We also provide our executive officers with other benefits, including commuting allowance, severance, change-of-control benefits and the ability to participate in employee benefit plans on the same terms as all other eligible employees. While we do not have an exact formula for allocating between cash and non-cash compensation, we try to balance long-term equity versus short-term cash compensation and variable compensation versus fixed compensation.

Base Salary

Our base salaries are intended to provide financial stability, predictability and security of compensation for our executive officers for fulfilling their core job responsibilities. Our compensation committee considered several factors in determining base salaries, including each executive officer’s position, functional role, scope of responsibilities and seniority, individual performance, our financial performance and the relative ease or difficulty of replacing such executive officer with a person with comparable experience.

The effective base salary for each of our named executive officers for 2008 and 2009 was and for 2010 will be as follows:

	Annual Base Salary(1)
Named Executive Officer	2008	2009	2010
Young K. Sohn	$250,000	$250,000	$300,000
John Edmunds	$250,000	$250,000	$260,000
Gopal Raghavan	$200,000	$200,000	$225,000
Ron Torten	$200,000	$200,000	$225,000

(1)	Reflects the highest annualized base salary established for the named executive officer during each year.

From our time of incorporation until 2009, we did not make substantial increases in our base salary structure for our executive officers. As we did not realize net profits and positive cash flows from operations until second quarter of 2009, our base salaries reflected our status as a start-up company focused principally on technology and product development and efficient use of limited cash resources. However, in 2009, our revenue began to increase and we generated positive cash flows. Accordingly, our compensation committee approved the increase in base salaries of our executive officers in light of their additional responsibilities as we focused on increased customer and revenue growth. The increase was consistent with the Radford survey of base salaries from our peer group and brought our executive officers’ base salaries to approximately the 25th percentile of base salaries of our peer group.

Cash Incentive Compensation

Our cash incentive compensation is intended to incentivize our executive officers in the achievement of our pre-determined financial objectives and individual performance objectives. We believe it is important to provide our executive officers with the opportunity to earn annual cash incentive payments to reward performance and the achievement of various pre-determined objectives. We did not realize net profits and positive cash flows until the second quarter of 2009. Therefore, we did not formally establish a cash incentive plan for 2009. In 2010, we established an annual cash incentive plan for our executive officers and we anticipate that we will establish similar cash incentive plans in the future. Under the annual cash compensation plan, an executive officer’s annual cash incentive award will generally depend on two performance factors, one related to our financial performance and one related to the executive officer’s individual performance as measured against specific management-by-objective goals, or MBO.

Year 2009

Although, we did not formally establish a cash incentive program for executive officers in 2009, our compensation committee approved a bonus program for all employees, including executive officers. Under this bonus program, if we exceeded our annual operating plan goal for earnings before income tax, stock-based compensation expense, depreciation and amortization, then we could pay bonuses, in an aggregate amount, equal to 15% of our targeted earnings before income tax, stock-based compensation expense, depreciation and amortization, up to $1.2 million. The bonus pool was distributed to all employees based on their performance and contribution to our company. In addition, Mr. Torten was eligible to earn a bonus of $100,000, 70% of which was based upon us achieving our corporate revenue objective of $60 million and the remaining 30% based upon achieving his individual MBO goals. In the event we do not achieve our corporate revenue objective, 70% of his bonus will be prorated. For 2009, his MBO goals were to increase sales in order for us to achieve our corporate revenue target of $60 million, increase design wins and to maintain our leadership position in the markets for we compete. In 2009, Mr. Torten earned a bonus of $68,661 based upon us achieving our corporate revenue objectives and $25,500 based upon achieving his MBO goals. Mr. Torten also earned a $15,000 bonus under our bonus program described above. The bonus paid to each of our named executive officers is set forth in the 2009 Summary Compensation Table under Non-Equity Incentive Plan Compensation.

Year 2010

In 2010, our compensation committee approved a financial performance-based cash incentive plan for our executive officers. The performance target is based on our revenue growth, and the MBO goals for each of our named executive officers, which include, but are not limited to, achieving our financial performance goals, maintaining leadership in the market, building strong engagements with customers, introducing new products and preparing for our initial public offering. Under this cash incentive plan, if our revenue for the year ended December 31, 2010 equals or exceeds $72 million, then we will have a bonus pool equal to 6% of our targeted earnings before income tax, stock-based compensation expense, and depreciation and amortization. Our bonus pool could increase up to a maximum of 12% of our targeted earnings before income tax, stock-based compensation expense, and depreciation and amortization if we exceed our revenue target by 15% or more. The target amounts for our named executive officers are as follows:

Named Executive Officer	Target Cash Incentive ($)	Percentage of Base Salary (%)	Maximum Cash Incentive ($)	Percentage of Base Salary (%)
Young K. Sohn	$150,000	50	300,000	100
John Edmunds	78,000	30	156,000	60
Gopal Raghavan	67,500	30	135,000	60
Ron Torten	67,500	30	135,000	60

Equity-Based Compensation

Our equity-based compensation is intended to incentivize and retain executive officers through the use of time-based vesting while tying our long-term financial performance and stockholder value creation to the executive officer’s financial gain. Historically, equity-based compensation has been our primary long-term incentive compensation component. We believe that equity-based compensation has been and will continue to be a significant part of our executive officers’ total compensation packages. We believe both time-based vesting and shared financial success are long-term incentives that motivate executive officers to grow revenue and earnings, enhance stockholder value and align the interests of our stockholders and executives over the long-term. We believe that long-term performance is achieved through an ownership culture that encourages a high level of continuously improving performance by our executive officers through grants of equity awards. The vesting feature of our equity grants contributes to executive officer retention as this feature provides an incentive to our executive officers to remain in our employ during the vesting period. To date, stock options have been the only type of equity award granted to our executive officers.

The equity-based awards granted to our executive officers have been in the form of stock options granted at fair market value with time-based vesting under our 2000 Stock Plan. All of our executive officers receive equity-based awards when they are hired and these awards typically vest over a four-year period, with 1/4th of the shares vesting one year from the vesting commencement date and the remaining shares vesting in equal monthly installments over the following 36 months. The level of equity-based compensation is reviewed periodically and additional option grants are made from time to time. In the future, we expect our compensation committee to review equity-based compensation levels, along with our base salary and annual cash incentives, on an annual basis.

Year 2009

In 2009, certain named executive officers were awarded stock options under our 2000 Stock Plan based on our compensation committee’s periodic review. The following table presents the stock options granted in 2009 to our named executive officers:

Named Executive Officer	Date of Award	Number of Shares(1)
John Edmunds	2/25/2009	30,000
Gopal Raghavan	2/25/2009	100,000
	8/27/2009	1,000
Ron Torten	2/25/2009	20,000
	8/27/2009	10,000

(1)	The awards granted in February 2009 vest in full after three years of service. The awards granted in August 2009 to Dr. Raghavan and Mr. Torten vested immediately.

In determining the size of the equity awards, our compensation committee considered the functional role and responsibility of the executive officer’s position, the importance of such position within the organization, the relative ease or difficulty of identifying and hiring a candidate with comparable experience to assume the individual’s role and the committee’s historical grant practices. With respect to Messrs. Edmunds and Torten, our compensation committee also considered the relative amount of equity-based compensation as compared to other executive officers in privately-held companies, as well as the contributions expected to be made by Messrs. Edmunds and Torten in connection with our planned growth. In determining the size of the equity-based awards for Dr. Raghavan, our compensation committee considered the amount of equity previously awarded to him and the vesting status of such awards, his position, seniority, job performance and overall level of responsibility. Based on these considerations and that most of Dr. Raghavan’s awards were fully vested, our compensation committee determined the grant of an option to purchase 100,000 shares was appropriate. In light of the stock options granted to Mr. Sohn at the time we hired him, our compensation committee did not grant him any stock options in 2009.

Each of the above equity-based awards is subject to acceleration upon a change of control of our company, the terms of which are described below under the section “Employee Benefit Plans—2000 Stock Option/Stock Issuance Plan.”

Year 2010

In April 2010, our named executive officers were awarded the following stock options under our 2000 Stock Plan:

Named Executive Officer	Date of Award	Number of Shares(1)
Young K. Sohn	4/30/2010	300,000
John Edmunds	4/30/2010	100,000
Gopal Raghavan	4/30/2010	250,000
Ron Torten	4/30/2010	50,000

(1)	The awards will begin vesting on April 30, 2011 and will vest as to 1/48th of the shares monthly thereafter over the 48 succeeding months.

Our compensation committee granted the above awards in recognition of our named executive officers’ efforts during the previous year after considering the extraordinary growth and development of our business. In determining the amount of the awards above, our compensation committee considered the executive officer’s position, the existing equity awards held by the executive officer and the total number of equity awards outstanding. The equity-based awards are meant to provide long-term incentives to motivate the executive officers to stay and contribute to our continuous growth.

Other Compensatory Benefits

We believe it is appropriate and necessary for recruitment and retention to provide our executive officers with other forms of compensatory benefits, including the following:

Severance and Change of Control Benefits. Certain of our named executive officers are entitled to severance and change of control benefits pursuant to their offer letters. We believe these severance and change of control benefits are an essential element of our executive compensation package that enables us to recruit and retain talented executives, the terms of which are described below under “—Employment, Severance and Change in Control Arrangements.”

Benefits. We maintain broad-based benefits that are provided to all eligible employees, including our 401(k), flexible spending accounts, medical, dental and vision care plans, our life and accidental death and dismemberment insurance policies and long-term and short-term disability plans. Executive officers are eligible to participate in each of these programs on the same terms as non-executive employees. We do not provide any retirement benefits separate from the 401(k).

Other Compensation. We pay Mr. Sohn a commuting allowance to reimburse him for expenses incurred traveling between our Westlake Village office and his place of residence. Under his offer letter, Mr. Sohn is entitled to a commuting allowance of $50,000 per year. The value of this benefit is included in the “2009 Summary Compensation Table” under “All Other Compensation.”

Accounting and Tax Considerations

Section 162(m). Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, which will become applicable to us upon the closing of this offering, generally disallows a tax deduction for compensation in excess of $1.0 million paid to any and each of our Chief Executive Officer and other highest paid officers in office at year end. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Share-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as an expense over the requisite employee service period. Our compensation committee has determined to retain for the foreseeable future our stock option program as the sole component of its long-term compensation program and to record this expense on an ongoing basis.

Compensation Policies and Practices as They Relate to Risk Management

We believe that our compensation policies and practices for all employees, including our executive officers, do not create risks that are reasonably likely to have a material adverse effect on our company.

2009 Summary Compensation Table

The following table sets forth compensation for services rendered in all capacities to us for the year ended December 31, 2009 for our President and Chief Executive Officer, our Chief Financial Officer and our two other most highly compensated executive officers as of December 31, 2009, whom we refer to as the named executive officers.

Name & Principal Position	Year	Salary ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation ($)		Total ($)
Young K. Sohn	2009	250,000	—	100,000	50,000	(3)	400,000
President and Chief Executive Officer
John Edmunds	2009	250,000	12,195	40,000	—		302,195
Chief Financial Officer and Chief Accounting Officer
Gopal Raghavan	2009	200,000	41,349	53,200	—		294,549
Chief Technology Officer
Ron Torten	2009	200,000	15,118	109,161	—		324,279
Vice President of Worldwide Sales

(1)	The amount reflects the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock option awards made to executive officers in note 10 to the notes to our consolidated financial statements. There can be no assurance that awards will vest or will be exercised (in which case no value will be realized by the individual), or that the value upon exercise will approximate the aggregate grant date fair value. None of our executive officers forfeited any option awards in 2009.
(2)	Reflects the amount approved by our compensation committee as cash incentive to executive officers for 2009 based upon satisfaction of the criteria under our 2009 bonus program. See “Compensation Discussion and Analysis—Cash Incentive Compensation” for a discussion on our bonus plan in 2009.
(3)	Represents commuting allowance earned in 2009.

Grants of Plan-Based Awards in 2009

The following table sets forth information on grants of plan-based awards in fiscal year 2009 to our named executive officers.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards($)(1)
Young K. Sohn	—	—	—	—
John Edmunds	2/25/09	30,000	0.63	12,195
Gopal Raghavan	2/25/09	100,000	0.63	40,650
	8/27/09	1,000	1.12	699
Ron Torten	2/25/09	20,000	0.63	8,130
	8/27/09	10,000	1.12	6,988

(1)	The amount reflects the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all awards of stock options made to executive officers in note 10 to the notes to our consolidated financial statements. There can be no assurance that awards will vest or will be exercised (in which case no value will be realized by the individual), or that the value upon exercise will approximate the aggregate grant date fair value. None of our executive officers forfeited any option awards in 2009.

Narrative to 2009 Summary Compensation Table and Grants Plan-Based Awards in 2009 Table

Please see “—Compensation Discussion and Analysis” above for a complete description of compensation plans pursuant to which the amounts listed under the 2009 Summary Compensation Table and Grants of Plan-Based Awards in 2009 Table were paid or awarded and the criteria for such payment, including targets for payment of annual incentives, as well as performance criteria on which such payments were based. The Compensation Discussion and Analysis also describes the options grants.

Outstanding Equity Awards at December 31, 2009

The following table presents certain information concerning equity awards held by our named executive officers at December 31, 2009.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Young K. Sohn	2,022,310		—	0.76	8/15/2017
John Edmunds	427,516		—	0.84	3/12/2018
	30,000	(2)	—	0.63	2/25/2019
Gopal Raghavan	335,223	(3)	—	1.00	6/7/2012
	752,108	(3)	—	0.30	5/19/2014
	500,000		—	0.45	5/5/2016
	100,000	(2)	—	0.63	2/25/2019
	1,000	(3)	—	1.12	8/27/2019
Ron Torten	474,718		—	0.84	3/12/2018
	20,000	(2)	—	0.63	2/25/2019
	10,000	(3)	—	1.12	8/27/2019

(1)	Except as otherwise noted, all option awards listed in the table vest as to 1/4th of the total number of shares subject to the option 12 months after the vesting commencement date, and the remaining shares vest at a rate of 1/48th of the total number of shares subject to the option each moth thereafter. Unless otherwise noted, all option awards are subject to early exercise, subject to our right of repurchase during the vesting period.
(2)	This stock option vests in full after three years of service from the grant date.
(3)	This stock option is fully vested.

Option Exercises and Stock Vested in 2009

The following table sets forth the number of shares acquired upon exercise of options by each named executive officer during 2009.

Option Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized On Exercise ($)(1)
Young K. Sohn	526,000	(2)	—
John Edmunds	—		—
Gopal Raghavan	—		—
Ron Torten	—		—

(1)	Value realized is based on the fair market value of our common stock on the date of exercise minus the exercise price. As there was no public market for our common stock on the dates the options were exercised, we have assumed the fair market value on the date of exercise was $ , which is the mid-point of the proposed price range of our common stock set forth on the cover page of this prospectus.

(2)	Includes 208,209 shares of unvested common stock acquired pursuant to the early exercise of a stock option that are subject to our right to repurchase in the event that Mr. Sohn employment with us terminates prior to the shares being fully vested, which right of repurchase lapses as to 1/19th of the exercised unvested shares on a monthly basis.

Employment, Severance and Change in Control Arrangements

In July 2007, we entered into an offer letter agreement with Young K. Sohn, our Chief Executive Officer. This offer letter agreement set Mr. Sohn’s base salary at an annual rate of $250,000. Pursuant to the offer letter agreement, Mr. Sohn is entitled to a commuting allowance of $50,000 annually, or $4,167 per month. In addition, Mr. Sohn was granted options to purchase 2,848,310 shares of our common stock under the 2000 Stock Plan. Mr. Sohn is also entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Mr. Sohn’s offer letter agreement provides that he is an at-will employee and his employment may be terminated at any time by us. On June 8, 2010, we entered into an amendment to Mr. Sohn’s offer letter to conform his offer letter to the requirements of Section 409A of the Code.

Pursuant to Mr. Sohn’s offer letter agreement, if Mr. Sohn’s employment terminates after a “corporate transaction” as defined below, he will receive one year of benefits and salary. If he is involuntarily terminated within 18 months of a “corporate transaction,” then his options granted under the offer letter agreement will become fully vested. If Mr. Sohn’s employment is involuntarily terminated and his termination is not subsequent to a “corporate transaction”, as defined below, Mr. Sohn will receive one year of benefits. However, these provisions were superseded pursuant to a change of control severance agreement we entered into with Mr. Sohn on June 8, 2010. Under this change of control severance agreement, if Mr. Sohn is terminated by us without “cause,” as defined below, or if he resigns for “good reason,” as defined below, within 12 months of an Inphi “change of control,” as defined below, Mr. Sohn will be entitled to receive a lump sum equal to 200% of the sum of his annual base salary, plus his annual target bonus as in effect on his termination date. In addition, if Mr. Sohn elects and pays to continue health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, we will reimburse Mr. Sohn on a monthly basis an amount equal to the monthly amount we were paying as the employer-portion of premium contributions for health coverage for Mr. Sohn and his eligible dependents, until the earlier of (a) the end of the 24–month period following his termination date or (b) the date Mr. Sohn or his eligible dependents lose eligibility for COBRA continued coverage. We also agreed to accelerate the vesting of 100% of his unvested outstanding equity awards.

In October 2007, we entered into an offer letter agreement with Ron Torten, our Vice President of Worldwide Sales. This offer letter agreement set Mr. Torten’s base salary at an annual rate of $200,000. Pursuant to the offer letter agreement, Mr. Torten was entitled to a relocation bonus of $50,000 either in the form of reimbursement for expenses or a flat bonus. In addition, Mr. Torten was granted options to purchase 474,718 shares of common stock under the 2000 Stock Plan. Mr. Torten is also eligible to earn a $100,000 bonus based on our ability to achieve our corporate revenue objective and his ability to achieve his individual MBO goals. Mr. Torten is also entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Mr. Torten’s offer letter agreement provides that he is an at-will employee and his employment may be terminated at any time by us. On June 10, 2010, we amended Mr. Torten’s offer letter agreement to terminate certain rights upon the effectiveness of an initial public offering of shares of our common stock.

In December 2007, we entered into an offer letter agreement with John Edmunds, our Chief Financial Officer. This offer letter agreement set Mr. Edmunds’ base salary at an annual rate of $250,000. Pursuant to the offer letter agreement, Mr. Edmunds was entitled to a commuting allowance of $2,000 per month and a relocation allowance of up to $25,000 in the event he relocates to Westlake Village. However, it was agreed that instead of receiving this commuting allowance, we would reimburse Mr. Edmunds for travel expenses incurred for traveling between our headquarters in Sunnyvale, California and Westlake Village, California. In addition, Mr. Edmunds was granted options to purchase 427,516 shares of common stock, determined by our board of directors under the 2000 Stock Plan. Mr. Edmunds is also entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Mr. Edmunds’ offer letter agreement provides that he is an at-will employee and his employment may be terminated at any time by us.

The offer letter agreement further provided that; if Mr. Edmunds’ employment terminates within 18 months after a “corporate transaction”, as defined below, his option granted under his offer letter agreement will accelerate as to 50% of the unvested shares. However, pursuant to his stock option agreement, the vesting of the option will accelerate and the option will become fully vested. These provisions were superseded pursuant to a change of control severance agreement we entered into with Mr. Edmunds on June 8, 2010. Under this change of control severance agreement, if Mr. Edmunds is terminated by us without “cause,” as defined below, or if he resigns for “good reason,” as defined below, within 12 months of an Inphi “change of control,” as defined below, Mr. Edmunds will be entitled to receive a lump sum equal to 150% of the sum of his annual base salary, plus his annual target bonus as in effect on his termination date. In addition, if Mr. Edmunds elects and pays to continue health insurance under COBRA, we will reimburse Mr. Edmunds on a monthly basis an amount equal to the monthly amount we were paying as the employer-portion of premium contributions for health coverage for Mr. Edmunds and his eligible dependents, until the earlier of (a) the end of the 18 – month period following his termination date or (b) the date Mr. Edmunds or his eligible dependents lose eligibility for COBRA continued coverage. We also agreed to accelerate the vesting of 100% of his unvested outstanding equity awards.

For purposes of the offer letter agreements above, “corporate transaction” is defined as: (a) a merger or consolidation in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction or (b) the sale, transfer or other disposition of all or substantially all of our assets in complete liquidation or dissolution of our company.

For purposes of the change of control agreements above, “good reason” is defined as (a) a reduction in compensation by greater than 10%, unless part of a general reduction in compensation applicable to our senior executives, (b) relocation of job site by more than 50 miles, or (c) a material reduction in job responsibilities, change in title or change in reporting structure.

The term “cause” is defined as (a) commission of a felony, an act involving moral turpitude, or an act constituting common law fraud, and which has a material adverse effect on our the business or affairs or that of our affiliates or stockholders, (b) intentional or willful misconduct or refusal to follow the lawful instructions of our board of directors, or (c) intentional breach of our confidential information obligations which has an adverse effect on us or our affiliates or stockholders.

The term “change of control” is defined as the occurrence of any one of the following events:

•	the approval by our stockholders of our liquidation or dissolution or the sale or disposition of all or substantially all of our assets;

•	a merger or consolidation where we are not the surviving entity;

•	any person or persons becoming the beneficial owner, directly or indirectly, of 50% or more of the total voting power of our then outstanding voting securities; or

•

a change in the composition of our board of directors, as a result of which fewer than a majority of the directors who are currently on our board of director or who are elected, or nominated for election, to our board of directors with the affirmative votes of at least a majority of those directors whose election or nomination was not in connection with any transactions described in subsections (a), (b) or (c), or in connection with an actual or threatened proxy contest relating to our election of directors.

Potential Payments Upon Termination and Change Of Control

The following table shows the potential payments that would have been paid to our named executive officers if they had been involuntarily terminated on December 31, 2009.

	Involuntary Termination without a Change of Control	Involuntary Termination Following a Change of Control
Name	Health Care Benefits ($)	Severance Payments Attributable to Salary ($)	Value of Accelerated Equity Awards ($)		Health Care Benefits ($)
Young K. Sohn	20,926	250,000		(1)	20,926
John Edmunds	—	—		(2)	—
Gopal Raghavan	—	—	—		—
Ron Torten	—	—	—		—

(1)	The amount represents the fair market value per share of our common stock as of December 31, 2009, less the option exercise price ($0.76) multiplied by the unvested options as of December 31, 2009 (1,127,457 options). As there was no public market for our common stock on the dates the options were exercised, we have assumed the fair market value on the date of exercise was $ , which is the mid-point of the proposed price range of our common stock set forth on the cover page of this prospectus.
(2)	The amount represents the fair market value per share of our common stock as of December 31, 2009, less the option exercise price ($0.63 and $0.84) multiplied by unvested options as of December 31, 2009 (252,666 options). As there was no public market for our common stock on the dates the options were exercised, we have assumed the fair market value on the date of exercise was $ , which is the mid-point of the proposed price range of our common stock set forth on the cover page of this prospectus.

Each executive will not receive a gross-up payment if the executive officer is required to pay excise tax under Section 4999 of the Code.

In addition to the benefits described above, our 2000 Stock Plan provides for the acceleration of vesting of awards in certain circumstances in connection with a change of control of our company. See “Employee Benefit Plans” below.

Employee Benefit Plans

2000 Stock Option/Stock Issuance Plan

Our board of directors adopted our 2000 Stock Option/Stock Issuance Plan, as amended, or 2000 Stock Plan. The 2000 Stock Plan was last amended on April 30, 2010. Our 2000 Stock Plan is divided into two separate equity programs:

•	The Option Grant Program under which eligible persons may be granted options to purchase shares of common stock; and

•

The Stock Issuance Program under which eligible persons may be issued shares of common stock directly, either through the immediate purchase of such shares, as a bonus for services rendered to us or for services to be rendered to us.

The persons eligible to participate in the plan are employees, non-employee members of our board of directors and consultants who provide services to us.

Share Reserve. As of March 31, 2010, we had reserved a total of 18,436,036 shares of our common stock for issuance pursuant to the 2000 Stock Plan. As of March 31, 2010, options to purchase 12,540,752 shares of common stock were outstanding, and 1,415,651 shares were available for future grant under the 2000 Stock Plan.

Following the completion of this offering, no additional awards will be granted and no shares of our common stock will remain available for future issuance under the 2000 Stock Plan. Shares originally reserved for issuance under our 2000 Stock Plan but which are not issued or subject to outstanding grants on the effective date of our 2010 Stock Incentive Plan, and shares subject to outstanding options or forfeiture restrictions under our 2000 Stock Plan on the effective date of our 2010 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised, up to a number of additional shares not to exceed an aggregate of 1,000,000 shares, will again become available for awards under our 2010 Stock Incentive Plan.

Administration. Our board of directors currently administers our 2000 Stock Plan. Under our 2000 Stock Plan, the administrator has the power to determine the terms of the awards, including the employees, directors and consultants who will receive awards, the exercise price or purchase price of awards, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable for shares issued under the 2000 Stock Plan.

Stock Options. With respect to all incentive stock options granted under the 2000 Stock Plan, the exercise price shall not be less than 100% of the fair market value per share of common stock on the date of grant. Incentive stock options granted to any holder of more than 10% of the voting power of all classes of our outstanding stock as of the grant date must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. With respect to all non-statutory options granted under the 2000 Stock Plan, the exercise price shall not be less than 85% of the fair market value per share of our common stock on the date of grant. However, with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the exercise price of the option shall not be less than 110% of the fair market value per share of our common stock on the grant date. The term of an option may not exceed 10 years.

After termination of an employee, director or consultant, other than due to death or disability, he or she may exercise his or her option, to the extent vested, for a period of three months following such termination or such longer period of time as specified in the stock options agreement. If termination is due to disability, the option will remain exercisable for a period of 12 months following such termination or such longer period of time as specified in the stock option agreement. If termination is due to death, the option will remain exercisable for a period of 12 months following the date of death or such longer period of time as specified in the stock options agreement. If termination is due to misconduct, all options shall terminate immediately and cease to remain outstanding. However, an option may not be exercised later than the expiration of its term.

Transferability. Our 2000 Stock Plan does not allow for the transfer of incentive stock options under the 2000 Stock Plan other than by will, the laws of descent and distribution. Only the recipient of an incentive stock option may exercise such award during his or her lifetime. A nonstatutory stock option may be assigned by gift or domestic relations order to family members, as permitted by Rule 701 of the Securities Act.

Stock Issuances. Shares of our common stock may be issued directly under the 2000 Stock Plan. Such shares may be subject to vesting conditioned upon continued service or upon the attainment of specified performance objectives. However, the vesting of such shares may not be more restrictive than 20% of shares subject to the award vesting per year, with initial vesting to occur no later than one year after the issuance date. With respect to such shares issued under the 2000 Stock Plan, the purchase price (if any) shall not be less than 85% of the fair market value per share of common stock on the date of issuance. Participants who are granted shares under the 2000 Stock Plan will generally have all of the rights of a stockholder with respect to such shares, other than the right to transfer such shares before vesting.

Adjustments. In the event of a stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting our common stock without our receipt of consideration, appropriate adjustments will be made to the maximum number or class of securities issuable under the 2000 Stock Plan and the number or class of securities and exercise price per share under each outstanding option in order to prevent the dilution or enlargement of benefits under outstanding options.

Corporate Transaction. Upon a merger, consolidation, sale, transfer or other disposition of all or substantially all of our assets in the event of a complete liquidation or dissolution, our 2000 Stock Plan provides that the successor corporation or its parent or subsidiary will assume, substitute or replace an equivalent award for each outstanding award under the 2000 Stock Plan. If there is no assumption or substitution of outstanding awards, such awards will become fully vested and exercisable.

Plan Amendments and Termination. According to its terms, the 2000 Stock Plan shall terminate upon the earliest (a) the expiration of the 10-year period measured from the date the Plan is adopted by the Board, (b) the date on which all shares available for issuance under the Plan shall have been issued as vested shares or (c) the termination of all outstanding options in connection with a corporate transaction. All options and unvested stock issuances outstanding at the time of a clause (a) termination event shall continue to have full force and effect in accordance with the provisions of the documents evidencing those options or issuances.

2010 Stock Incentive Plan

General. Our 2010 Stock Incentive Plan was adopted by our board of directors in June 2010, subject to stockholder approval, and will become effective immediately prior to completion of this offering.

The 2010 Stock Incentive Plan provides for the granting of incentive stock options within the meaning of Section 422 of Code to employees and the granting of nonstatutory stock options to employees, non-employee directors, advisors and consultants. The 2010 Stock Incentive Plan also provides for the grants of restricted stock, stock appreciation rights and stock unit awards to employees, non-employee directors, advisors and consultants.

Administration. Our compensation committee of our board of directors will administer the 2010 Stock Incentive Plan, including the determination of the recipient of an award, the number of shares subject to each award, whether an option is to be classified as an incentive stock option or nonstatutory option, and the terms and conditions of each award, including the exercise and purchase prices and the vesting or duration of the award.

At the discretion of our board of directors, our compensation committee may consist solely of two or more “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act, or solely of two or more “outside directors” within the meaning of Section 162(m) of the Code. Our board of directors may appoint one or more separate committees of our board, each consisting of one or more members of our board of directors, to administer our 2010 Stock Incentive Plan with respect to employees who are not subject to Section 16 of the Exchange Act. Subject to applicable law, our board of directors may also authorize one or more officers to designate employees, other than employees who are subject to Section 16 of the Exchange Act, to receive awards under our 2010 Stock Incentive Plan and/or determine the number of such awards to be received by such employees subject to limits specified by our board of directors.

Authorized Shares. Under our 2010 Stock Incentive Plan, 2,000,000 shares of our common stock have been authorized for issuance. In addition, the number of shares that have been authorized for issuance under the 2010 Stock Incentive Plan will be automatically increased on the first day of each fiscal year beginning in 2011 and ending in 2020, in an amount equal to the least of (a) 3,000,000 shares, (b) 5% of the outstanding shares of our common stock on the last day of the immediately preceding year or (c) another amount determined by our board of directors. Shares subject to awards granted under the 2010 Stock Incentive Plan that are forfeited or terminated before being exercised or settled, or are not delivered to the participant because such award is settled in cash will again become available for issuance under the 2010 Stock Incentive Plan. Shares withheld to satisfy the grant, exercise price or tax withholding obligation related to an award will again become available for issuance under the 2010 Stock Incentive Plan. However, shares that have actually been issued shall not again become available unless forfeited. No more than 10,000,000 shares may be delivered upon the exercise of incentive stock options granted under the 2010 Stock Incentive Plan plus, to the extent allowable under applicable law, any shares that again become available for issuance under the 2010 Stock Incentive Plan. In addition, shares originally reserved for issuance under our 2000 Stock Plan but which are not issued or subject to outstanding grants on the effective date of the 2010 Stock Incentive Plan, and shares subject to outstanding options or forfeiture restrictions under our 2000 Stock Plan on the effective date of the 2010 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised, up to a number of additional shares not to exceed an aggregate of 1,000,000 shares, will again become available for awards under our 2010 Stock Incentive Plan on the date the 2010 Stock Incentive Plan is effective.

No participant in the 2010 Stock Incentive Plan can receive option grants, restricted shares, stock appreciation rights or stock units totaling more than an aggregate of 3,000,000 shares in any calendar year, except in the participant’s first year of employment in which the participant may receive equity awards totaling up to 6,000,000 shares. No participant in the 2010 Stock Incentive Plan may be paid more than an aggregate of $2,000,000 in cash during any calendar year with respect to equity awards that are payable in cash.

Types of Awards.

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Stock Options. A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under our 2010 Stock Incentive Plan, incentive stock options and nonstatutory options must be granted with an exercise price of at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to any holder of more than 10% of the voting shares of our company must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. No incentive stock option can be granted to an employee if as a result of the grant, the employee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000. The stock option agreement specifies the date when all or any installment of the option is to become exercisable. We expect that 1/4th of the total number of shares subject to the options will vest and become exercisable 12 months after the vesting commencement date for options granted, and the remaining options will vest and become exercisable at a rate of 1/48th of the total number of shares subject to the options each month thereafter. Each stock option agreement sets forth the term of the options, which is prohibited from exceeding 10 years (five years in the case of an incentive stock option granted to any holder of more than 10% of our voting shares), and the extent to which the optionee will have the right to exercise the option following termination of the optionee’s service with the company. Payment of the exercise price may be made in cash or cash equivalents or, if provided for in the stock option agreement evidencing the award, (a) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (b) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (c) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (d) by delivering a full-recourse promissory note or (e) by any other form that is consistent with applicable laws, regulations and rules.

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Restricted Stock. Restricted stock is a share award that may be subject to vesting conditioned upon continued service, the achievement of performance objectives or the satisfaction of any other condition as specified in a restricted stock agreement. Participants who are granted restricted stock awards generally have all of the rights of a stockholder with respect to such stock, other than the right to transfer such stock prior to vesting. Subject to the terms of the 2010 Stock Incentive Plan, our compensation committee will determine the terms and conditions of any restricted stock award, including any vesting arrangement, which will be set forth in a restricted stock agreement to be entered into between us and each recipient. Restricted stock may be awarded for such consideration as our compensation committee may determine, including without limitation cash, cash equivalents, full-recourse promissory notes, future services or services rendered prior to the award, without cash payment by the recipient.

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Stock Units. Stock units give recipients the right to acquire a specified number of shares of stock at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by our compensation committee and as set forth in a stock unit agreement. Unlike restricted stock, the stock underlying stock units will not be issued until the stock units have vested and are settled, and recipients of stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. Our compensation committee may elect to settle vested stock units in cash or in common stock or in a combination of cash and common stock. Subject to the terms of the 2010 Stock Incentive Plan, our compensation committee will determine the terms and conditions of any stock unit award, which will be set forth in a stock unit agreement to be entered into between us and each recipient.

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Stock Appreciation Rights. Stock appreciation rights typically will provide for payments to the recipient based upon increases in the price of our common stock over the exercise price of the stock appreciation right. The exercise price of a stock appreciation right will be determined by our compensation committee, which shall not be less than the fair market value of our common stock on the date of grant. Our compensation committee may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

Other Plan Features.

Under the 2010 Stock Incentive Plan:

•

Unless the agreement evidencing an award expressly provides otherwise, no award granted under the plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), other than by will or the laws of descent and distribution.

•

Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. Any outside director who first joins our board of directors on or after the effective date, will be automatically granted an initial nonstatutory option to purchase shares of our common stock that have a value of $160,000, calculated using the fair market value of our common stock on the date of grant, upon first becoming a member of our board of directors. The initial option will vest and become exercisable over four years in equal monthly installments. On the first business day after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted an option to purchase shares of our common stock that have a value of $80,000, calculated using the fair market value of our common stock on the date of grant, provided that the outside director has served on our board of directors for at least six months. Each annual option will vest and become exercisable on the first anniversary of the date of grant, or immediately prior to the next regular annual meeting of the company’s stockholders following the date of grant if the meeting occurs prior to the first anniversary date. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant and will become fully vested if we are subject to a change of control. In addition, such options will terminate on the earlier of (a) the day before the 10th anniversary of the date of grant or (b) the date 12 months after the termination of the outside director’s termination of service for any reason.

•

In the event of a recapitalization, stock split or similar capital transaction, our compensation committee we will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2010 Stock Incentive Plan, including the share number in the formula for automatic annual increases, the limitation regarding the total number of shares underlying awards given to an individual participant in any calendar year, the number of shares that can be issued as incentive stock options and other adjustments in order to preserve the benefits of outstanding awards under the 2010 Stock Incentive Plan.

•

Generally, if we merge with or into another corporation, we will provide for full exercisability or vesting and accelerated expiration of outstanding awards or settlement of the intrinsic value of the outstanding awards in cash or cash equivalents followed by cancellation of such awards unless the awards are continued if we are the surviving entity, or assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

•

If we are involved in an asset acquisition, stock acquisition, merger or similar transaction with another entity, our compensation committee may make awards under the 2010 Stock Incentive Plan by the assumption, substitution or replacement of awards granted by another entity. The terms of such assumed, substituted or replaced awards will be determined by our compensation committee in its discretion.

•

Awards under our 2010 Stock Incentive Plan may be made subject to the attainment of performance criteria including cash flows, earnings per share, earnings before interest, taxes and amortization, return on equity, total stockholder return, share price performance, return on capital, return on assets or net assets, revenue, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, return on invested capital, market segment, shares, costs, expenses, regulatory body approval for commercialization of a product or implementation or completion of critical projects.

•

The 2010 Stock Incentive Plan terminates 10 years after its initial adoption, unless terminated earlier by our board of directors. Our board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not materially impair the rights of holders of outstanding awards without their consent.

RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2006 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Registration Rights

We have entered into an investors’ rights agreement with each of the purchasers of our preferred stock. Under this agreement, our preferred stockholders are entitled to registration rights with respect to their shares of common stock issuable upon the automatic conversion of their convertible preferred stock immediately prior to completion of this offering and common stock, respectively. For additional information, see “Description of Capital Stock—Registration Rights.”

Sale of Preferred Stock

Messrs. Banatao and Tan, two of our directors, are affiliated with Tallwood I, L.P. and entities affiliated with Walden International, respectively.

From November 3, 2005 through May 31, 2006, Tallwood I, L.P. and entities affiliated with Walden International purchased 625,278 and 747,016 shares of our Series D preferred stock, respectively, at a purchase price of $1.4640 per share. In connection with these purchases of our Series D preferred stock, Tallwood I, L.P. and entities affiliated with Walden International entered into the same agreements as the other investors, and we believe that the significant terms of these purchases of preferred stock would not differ in any material way from the terms we could have negotiated with unaffiliated third parties.

From January 30, 2008 through April 21, 2008, Tallwood I, L.P., entities affiliated with Walden International, an entity associated with Samsung, and Mr. Srinivasan, one of our directors, purchased 417,035, 623,134, 374,722 and 73,062 shares of our Series E preferred stock, respectively, at a purchase price of $4.1061 per share. In connection with these purchases of our Series E preferred stock, Tallwood I, L.P., entities affiliated with Walden International, an entity associated with Samsung and Mr. Srinivasan entered into the same agreements as the other investors, and we believe that the significant terms of these purchases of preferred stock would not differ in any material way from the terms we could have negotiated with unaffiliated third parties.

Compensation for Interim President and Chief Executive Officer

From October 2006 to August 2007, Mr. Banatao, one of our directors, served as our Interim President and Chief Executive Officer. As compensation for this services, we granted Mr. Banatao an option to purchase 850,000 shares of our common stock. We granted the option on February 16, 2007 with an exercise price of $0.52 per share, the fair market value of our common stock on the date of grant as determined by our board of directors. This option was fully vested on the grant date. In April 2007, Mr. Banatao exercised this option in full and subsequently transferred 845,000 shares to Tallwood I, L.P. and 5,000 shares to an unaffiliated individual.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under

Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Other Transactions

We have a business relationship with Samsung, which holds approximately 6.9%, directly, and an additional 6.2%, indirectly, of our outstanding shares of common stock. For the year ended December 31, 2009 and the three months ended March 31, 2010, Samsung purchased high speed PLLs and register solution for approximately $21.2 million and $6.4 million, respectively, constituting 36% and 34% of our total revenue, respectively. While Samsung is a significant stockholder, we believe that the terms of our purchase orders, including pricing, would not differ in any material way from the terms we could have negotiated with unaffiliated third parties.

As of December 31, 2009, we have a software subscription and maintenance agreement with Cadence Design Systems, Inc. In connection with this agreement, we committed to pay approximately $7.0 million, payable in 16 quarterly payments through May 2011. We paid $1.4 million, $1.8 million and $0.5 million in the years ended December 31, 2008 and 2009 and for the three months ended March 31, 2010, respectively. Mr. Tan, one of our directors, is currently the Chief Executive Officer of Cadence. Mr. Tan did not participate in the negotiation of, and did not derive any direct or indirect material benefit from, this agreement. The amounts to be paid to Cadence under this agreement will not constitute a material percentage of the revenue of Cadence. We believe that the significant terms of these purchases, including pricing, would not differ in any material way from the terms we could have negotiated with unaffiliated third parties.

Procedures for Approval of Related Party Transactions

Currently, any related party transaction is submitted to our board of directors and is approved by a disinterested majority of our board of directors. Our board of directors has approved a Related Person Transactions Policy that will be effective upon consummation of this offering. This Related Person Transactions Policy will provide for approval by the audit committee of our board of directors of transactions with our company valued at or above more than $120,000 in which any director, officer, 5% or greater stockholder or certain related persons or entities has a direct or indirect material interest.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of May 31, 2010 regarding the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each person or group of persons known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Inphi Corporation, 1154 Sonora Court, Sunnyvale, California 94086.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 39,364,668 shares of common stock outstanding on May 31, 2010, which gives effect to the conversion of each share of our preferred stock into one share of common stock. For purposes of the table below, we have assumed that              shares of common stock will be outstanding upon completion of this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option from us. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Beneficial Ownership of Shares Before the Offering		Number of Shares Offered	Beneficial Ownership of Shares After the Offering
	Number	Percent		Number	Percent
5% Stockholders:
Entities affiliated with Walden International(1)	8,184,096	20.8%
Tallwood I, L.P.(2)	8,068,885	20.5
Entities affiliated with Mayfield Fund(3)	7,313,661	18.6
Samsung Electronics Co., Ltd.(4)	2,732,241	6.9
Entities affiliated with SVIC No. 6 New Technology Business Investment L.L.P.(5)	2,423,902	6.2
Named Executive Officers and Directors:
Young K. Sohn(6)	3,148,310	7.6
John Edmunds(7)	557,516	1.4
Gopal Raghavan(8)	2,116,108	5.1
Ron Torten(9)	554,718	1.4
Diosdado P. Banatao(2)	8,068,885	20.5
David J. Ladd(3)	7,313,661	18.6
Timothy D. Semones(10)	522,908	1.3
Sam S. Srinivasan(11)	238,062	*
Peter J. Simone(12)	40,000	*
Lip-Bu Tan(1)	8,184,096	20.8
All executive officers and directors as a group (10 persons)(13)	30,744,264	68.3

Selling Stockholders:

*	Represents beneficial ownership of less than 1%.

(1)	Represents 138,159 shares held by Asian Venture Capital Investment Corporation, or AVCIC, 138,159 shares held by International Venture Capital Investment Corporation, or IVCIC, 138,159 shares held by International Venture Capital Investment III Corp., or IVCIC III, 122,323 shares held by Pacven Walden Ventures Parallel V-A C.V., 122,323 shares held by Pacven Walden Ventures Parallel V-B. C.V., 146,168 shares held by Pacven Walden Ventures Parallel VI, L.P., 13,013 shares held by Pacven Walden Ventures V Associates Fund, L.P., 5,308,075 shares held by Pacven Walden Ventures V, L.P., 1,877,167 shares held by Pacven Walden Ventures VI, L.P., 85,571 shares held by Pacven Walden Ventures V-QP Associates Fund, L.P. and 94,979 shares held by Seed Ventures III Ptd Ltd. Lip-Bu Tan, one of our directors, is the sole director of Pacven Walden Management V Co. Ltd,. which is the general partner of Pacven Walden Ventures V, L.P., Pacven Walden Ventures Parallel V-A C.V., Pacven Walden Ventures Parallel V-B C.V., Pacven Walden Ventures V Associates Fund, L.P. and Pacven Walden Ventures V-QP Associates Fund, L.P., or Pacven V and affiliated funds. He is also the sole director of Pacven Walden management VI Co. Ltd., which is the general partners of Pacven Walden Ventures VI, L.P. and Pacven Walden Ventures Parallel VI, L.P., or Pacven VI and Parallel Funds. Mr. Tan is also the President of each of AVCIC, IVCIC and IVCIC III. Mr. Tan shares voting and investment power with respect to the shares held by AVCIC, IVCIC, IVCIC III, Pacven V and affiliated funds and Pacven VI and Parallel Funds. Mr. Tan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Walden International is One California Street, Suite 2800, San Francisco, CA 94111.
(2)	Represents 8,068,885 shares held by Tallwood I, L.P. Diosdado Banatao, one of our directors, is the managing member of Tallwood Management Co. LLC, which is the general partner of Tallwood I, L.P. Tallwood Management Co. LLC holds voting and dispositive power over the securities held by this fund. Mr. Banatao disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. The principal business address of Tallwood I, L.P. and Tallwood Management Co. LLC is 400 Hamilton Avenue, Suite 230, Palo Alto, CA 94301.
(3)	Represents 131,646 shares held by Mayfield Associates Fund VI, a Delaware limited partnership, or MF AF VI, 453,446 shares held by Mayfield Principals Fund II, a Delaware limited liability company, or MF PF II, 394,938 shares held by Mayfield XI, a Delaware limited partnership, or MF XI, and 6,333,631 shares held by Mayfield XI Qualified, a Delaware limited partnership, or MF XI Q. Mr. Ladd, one of our directors, Yogen K. Dalal, Allen L. Morgan, Janice M. Roberts and Robert T. Vasan are members of Mayfield XI Management, L.L.C., which is the general partner of MF XI Q, MF XI and MF AF VI and the sole Managing Director of MF PF II. The individuals listed herein may be deemed to have voting and dispositive power over the shares which are, or may be, deemed to be beneficially owned by MF XI Q, MF PF II, MF XI and MF AF VI, but disclaim such beneficial ownership except to the extent of his or her pecuniary interest therein. The address of the entities affiliated with Mayfield Fund is 2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.
(4)	Represents 2,732,241 shares held by Samsung Electronics Co., Ltd., or Samsung. Soo In Cho, Executive Vice President of Samsung, holds voting and dispositive power over the securities held by Samsung. Mr. Cho disclaims beneficial ownership of these shares held by Samsung. Samsung disclaims beneficial ownership of the reported securities held by SVIC No. 4 New Technology Business Investment L.L.P. and SVIC No. 6 New Technology Business Investment L.L.P. The principal business address of Samsung is 85 West Tasman Drive, San Jose, CA 95134.
(5)	Represents 374,722 shares held by SVIC No. 4 New Technology Business Investment L.L.P., or SVIC No. 4, and 2,049,180 shares held by SVIC No. 6 New Technology Business Investment L.L.P., or SVIC No. 6. Myung-gu Kang, Chief Financial Officer of Samsung Venture Investment Company, holds voting and dispositive power over the securities held by these funds. Mr. Kang disclaims beneficial ownership of these shares held by these funds. The principal business address of SVIC No. 4 and SVIC No. 6 is 16th Floor, KIPS Center, 647-9, Yeosam 1-Dong, Kangnam-Gu, Seoul, Korea 135-980.
(6)	Includes 2,322,310 shares subject to options that are immediately exercisable, of which 880,578 shares are subject to our right of repurchase as of July 30, 2010, and 131,500 restricted shares are subject to our right of repurchase as of July 30, 2010. Also includes 100,000 shares held by each of Mr. Sohn’s three children.
(7)	Includes 557,516 shares subject to options that are immediately exercisable, of which 290,319 shares are subject to our right of repurchase as of July 30, 2010.
(8)	Includes 1,781,331 shares subject to options that are immediately exercisable, of which 350,000 shares are subject to our right of repurchase as of July 30, 2010.
(9)	Includes 530,718 shares subject to options that are immediately exercisable, of which 238,130 shares are subject to our right of repurchase as of July 30, 2010.
(10)	Includes 345,131 shares subject to options that are immediately exercisable, none of which are subject to our right of repurchase as of July 30, 2010.
(11)	Includes 105,000 shares subject to options that are immediately exercisable, of which 40,000 shares are subject to our right of repurchase as of July 30, 2010.
(12)	Consists of 40,000 restricted shares that are subject to our right of repurchase as of July 30, 2010.
(13)	Includes 5,642,006 shares subject to options that are immediately exercisable, of which 1,799,027 shares are subject to our right of repurchase as of July 30, 2010, and 171,500 outstanding restricted shares that are subject to our right of repurchase as of July 30, 2010.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and provisions of our restated certificate of incorporation and bylaws as they will be in effect upon the completion of this offering. You should also refer to the copies of our restated certificate of incorporation and bylaws that have been or will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part, and to the provisions of Delaware law. Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share, after giving effect to the conversion of all outstanding preferred stock into common stock and the restatement of our certificate of incorporation.

Common Stock

As of March 31, 2010, there were 38,805,785 shares of common stock outstanding held by approximately 161 stockholders of record, assuming the conversion on a one-for-one basis of each outstanding share of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock upon the completion of this offering.

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Upon completion of this offering and the filing of our amended and restated certificate of incorporation, our common stockholders will not be entitled to cumulative voting in the election of directors by our certificate of incorporation. This means that the holders of a majority of the voting shares will be able to elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock would be entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock. All currently outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering, when paid for, will also be fully paid and nonassessable.

Preferred Stock

Upon the completion of this offering, each outstanding share of our Series A preferred stock will be converted into one share of common stock, or an aggregate of 1,209,998 shares of common stock; each outstanding share of our Series B preferred stock will convert into one share of common stock, or an aggregate of 6,780,198 shares of common stock; each outstanding share of our Series C preferred stock will convert into one share of common stock, or an aggregate of 15,175,770 shares of common stock; each outstanding share of our Series D preferred stock will convert into one share of common stock, or an aggregate of 8,189,463 shares of common stock; and each outstanding share of our Series E preferred stock will convert into one share of common stock, or an aggregate of 2,435,394 shares of common stock.

Following the conversion of each share of our preferred stock into shares of common stock, our certificate of incorporation will be amended to delete all references to the prior series of preferred stock and our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or alter other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock after the completion of this offering.

Warrants

As of May 31, 2010, there were warrants outstanding exercisable for an aggregate of 130,107 shares of common stock, at a weighted average exercise price of $1.51 per share, including 40,107 shares issuable upon exercise of warrants to purchase convertible preferred stock, which will convert into warrants to purchase 40,107 shares of common stock upon the completion of this offering.

Registration Rights

After this offering, the holders of 33,860,930 shares of common stock, without taking into account any shares sold in this offering by the selling stockholders, but including shares to be issued upon the conversion of the preferred stock, and upon the exercise of warrants to purchase shares of our capital stock, are entitled to contractual rights by which they may require us to register those shares under the Securities Act. All of these shares are subject to a lock-up period for 180 days. If we propose to register any of our securities under the Securities Act for our own account, holders of those shares are entitled to include their shares in our registration, provided they accept the terms of the underwriting as agreed upon between us and the underwriters selected by us, and among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration. Six months after the effective date of the registration statement of which this prospectus is a part, and subject to limitations and conditions specified in the amended and restated investor rights agreement with the holders, holders of at least 30% of the shares of common stock issued upon conversion of the Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock and shares of common stock issued as a result of the exercise of certain warrants may require us to prepare and file a registration statement under the Securities Act at our expense covering those shares, provided that the shares to be included in the registration shall include at least 20% of the shares issuable upon conversion of the Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock and shares issued as a result of the exercise of certain warrants, or a lesser percentage if the anticipated aggregate public offering price would exceed $10,000,000. We are not obligated to effect more than two of these demand registrations.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our restated certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the business combination is approved by our board of directors, the business combination is authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. While we have opted out of Section 203 in our certificate of incorporation currently in effect, we do not opt out of this provision in the certificate of incorporation to be effective upon the completion of the offering. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the classification of our board of directors so that only a portion of our directors is elected each year, with each director serving a three-year term;

•

the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent or call a special meeting;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•

the Court of Chancery of the State of Delaware will have the sole and exclusive forum for derivative actions, claims of breach of a fiduciary duty, claims asserted under the Delaware General Corporation Law or claims governed by the internal affairs doctrine;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•	stockholders must provide notice of nominations of directors or the proposal of business to be voted on at an annual meeting;

•	our board of directors will be authorized to issue preferred stock without stockholder approval, as described above;

•	directors may only be removed for cause; and

•

we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Limitation of Liability and Indemnification Matters

We will adopt provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will require the approval of the holders of shares representing at least two-thirds of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law. Our certificate of incorporation and bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

The New York Stock Exchange Listing Symbol

We intend to apply to list our common stock on The New York Stock Exchange under the symbol “IPHI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon completion of this offering, we will have 38,805,785 outstanding shares of common stock, assuming that there are no exercises of outstanding options after March 31, 2010. The shares of common stock being sold in this offering will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 under the Securities Act, as described below.

As a result of the lock-up agreements described below, other contractual restrictions on resale and the provisions of Rules 144 and 701 described below, the restricted securities will be available for sale in the public market as follows:

•	no shares will be eligible for sale prior to 180 days after the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus and when permitted under Rule 144 or 701; and

•	shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

Lock-Up Agreements

Our directors, executive officers and substantially all of our stockholders have agreed with limited exceptions that they will not sell any shares of common stock owned by them without the prior written consent of Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc., on behalf of the underwriters, for a period of 180 days from the date of this prospectus. At any time and without public notice, Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. may in their sole discretion release some or all of the securities from these lock-up agreements. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. Immediately following the 180-day lock-up period,             shares of our common stock outstanding after this offering will become available for sale, subject to legal restrictions on resale. See “Underwriting—Lock-Up Agreements.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, who beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, or approximately shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 by our affiliates are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 701

Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the completion of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of those options. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements. All securities issued in reliance on Rule 701 are also subject to the 180-day lock-up period described above.

Stock Plans

We intend to file a registration statement under the Securities Act covering 2,000,000 shares of common stock reserved for issuance under our 2010 Stock Incentive Plan and 2010 Employee Stock Purchase Plan. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

Registration Rights

In addition, after this offering, the holders of approximately 33,860,930 shares of common stock, without taking into account any shares sold in this offering by the selling stockholders, but including shares to be issued upon the conversion of the preferred stock, and upon the exercise of warrants to purchase shares of our capital stock, will be entitled to rights to cause us to register the sale of those shares under the Securities Act. All of these shares are subject to the 180-day lock-up period. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax or estate tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	“controlled foreign corporations,” or “passive foreign investment companies,” each as defined for U.S. federal income tax purposes;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes, or any investors in such entities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

If a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder (other than a partnership or entity classified as a partnership for U.S. federal income tax purposes) that is not:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

If we make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Payment of effectively connected dividends that are included in the gross income of a non-U.S. holder generally are exempt from withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the Internal Revenue Service, or the IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.), in which case you will be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and for a non-U.S. holder that is a corporation, such non-U.S. holder may be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.) subject to applicable income tax or other treaties providing otherwise; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the five year (or shorter) period that is described above.

Federal Estate Tax

Our common stock held (or treated as held) by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recent Legislative Developments

Recently enacted federal legislation, generally applicable to payments made after December 31, 2012, imposes a 30% U.S. withholding tax on dividends on our common stock and the gross proceeds of a disposition of our common stock paid to (a) a “foreign financial institution” (as specifically defined in this new legislation) unless such institution enters into an agreement with the United States Treasury to collect and disclose information regarding United States account holders of such institution (including certain account holders that are foreign entities with United States owners) and (b) a non-financial foreign entity unless such entity provides the payor with a certification identifying the direct and indirect United States owners of the entity. Under certain circumstances, a non-U.S. holder of our common stock may be eligible for refunds or credits of such taxes. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and Jefferies & Company, Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
Jefferies & Company, Inc.
Thomas Weisel Partners LLC
Needham & Company, LLC

Total

The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and certain selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent that the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions would be $            , and total proceeds to us would be $            .

The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $            , which includes legal, accounting and printing costs and various other fees associated with registering and listing our common stock. The underwriters have agreed to reimburse us for certain of these expenses.

The underwriters have informed us and the selling stockholders that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We intend to apply to list our common stock for quotation on The New York Stock Exchange under the trading symbol “IPHI.”

We, the selling stockholders and all of our directors and executive officers and substantially all of our stockholders of have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock beneficially owned or any other securities so owned convertible into or exercisable or exchangeable for common stock;

•

in the case of us, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares of common stock to the underwriters;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

the filing by us of a registration statement on Form S-8 in respect of any shares issued under or the grant of any award pursuant to our 2000 Stock Option Plan/Stock Issuance Plan and 2010 Stock Incentive Plan;

•

transactions by a director, officer or stockholder relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

in the case of a director, officer or stockholder, transfers of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (i) by will or intestate succession to the immediate family of the director, officer or other stockholder or to a trust formed for the benefit of an immediate family member or (ii) by bona fide gift;

•

in the case of a stockholder which is a corporation, partnership or other business entity, transfers of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to an affiliate, subsidiary, limited partner, general partner, member or stockholder, as applicable, of the director, officer or other stockholder;

•

the transfer of common stock to us by a director, officer or stockholder upon the exercise of options to purchase shares of common stock, including standalone options or options issued pursuant to our 2000 Stock Option Plan/Stock Issuance Plan and 2010 Stock Incentive Plan, to cover tax withholding obligations in connection with such vesting or exercise, provided that no filing under Section 16(a) of the Exchange Act reporting a disposition of shares of common stock shall be required or shall be made voluntarily in connection with the exercise; or

•

the establishment by a director, officer or stockholder of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the directors, officers or other stockholders or us during the 180-day restricted period;

provided that in the case of any transfer or distribution pursuant to the fifth and sixth bullets above, it shall be a condition of the transfer or distribution that there shall be no disposition for value, each transferee, donee or distributee shall sign and deliver a copy of the lock-up agreement and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be made voluntarily during the 180-day restricted period.

Without the prior written consent of Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc., on behalf of the underwriters, no party to the agreement will be able, during the period ending 180 days after the date of this prospectus, to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The lock-up agreements described above do not contain provisions to extend the 180-day restricted period if we announce material developments, including earnings information. Accordingly, under applicable rules of the Financial Industry Regulatory Authority, research analysts from firms participating in this offering will not be able to provide or update their research reports for the period beginning 15 calendar days before and ending 15 calendar days after the expiration of the 180-day restricted period.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

The underwriters may in the future provide investment banking services to us for which they would receive customary compensation.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and the future prospects of our industry in general, our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made to the public in that Relevant Member State, except that an offer of securities may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they are implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall result in a requirement that we or any underwriter publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of any securities to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California is representing the underwriters.

EXPERTS

The financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the Securities and Exchange Commission’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we intend to file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above.

Inphi Corporation

Report of Independent Registered Public Accounting Firm

To the board of directors and stockholders of Inphi Corporation:

In our opinion, the accompanying balance sheets and the related statements of operations, of convertible preferred stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Inphi Corporation at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

June 16, 2010

Inphi Corporation

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,		March 31, 2010	Pro Forma Stockholders’ Equity March 31, 2010
	2008	2009
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,052	$19,061	$23,010
Accounts receivable, net	2,935	4,570	6,257
Accounts receivable from related party	458	3,411	2,449
Inventories	4,085	3,942	5,048
Prepaid expenses and other current assets	152	374	930

Total current assets	16,682	31,358	37,694
Property and equipment, net	3,557	3,114	3,101
Deferred tax assets	—	—	9,200
Other assets, net	134	—	—

Total assets	$20,373	$34,472	$49,995

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,814	$4,438	$4,940
Income tax payable	—	444	272
Deferred revenue	1,778	3,383	5,703
Accrued employee expenses	1,051	1,274	1,563
Other accrued expenses	301	1,248	1,359
Other current liabilities	17	516	516

Total current liabilities	5,961	11,303	14,353
Other liabilities	597	285	294

Total liabilities	6,558	11,588	14,647

Commitments and contingencies (Note 14)

Convertible Preferred Stock:
Series A Convertible Preferred Stock, $0.001 par value; 1,234,000 shares authorized; 1,209,998 shares issued and outstanding at December 31, 2008 and 2009 and March 31, 2010 (unaudited); liquidation preference of $12,100 at December 31, 2009 and March 31, 210 (unaudited)	12,016	12,016	12,016	$—
Series B Redeemable Convertible Preferred Stock, $0.001 par value; 6,828,895 shares authorized; 6,780,198 shares issued and outstanding at December 31, 2008 and 2009 and March 31, 2010 (unaudited); liquidation preference of $24,985 at December 31, 2009 and March 31, 2010 (unaudited)	24,985	24,985	24,985	—
Series C Redeemable Convertible Preferred Stock, $0.001 par value; 15,175,770 shares authorized; 15,175,770 shares issued and outstanding at December 31, 2008 and 2009 and March 31, 2010 (unaudited); liquidation preference of $18,690 at December 31, 2009 and March 31, 2010 (unaudited)	18,690	18,690	18,690	—
Series D Redeemable Convertible Preferred Stock, $0.001 par value; 8,196,720 shares authorized; 8,189,463 shares issued and outstanding at December 31, 2008 and 2009 and March 31, 2010 (unaudited); liquidation preference of $11,989 at December 31, 2009 and March 31, 2010 (unaudited)	11,989	11,989	11,989	—
Series E Redeemable Convertible Preferred Stock, $0.001 par value; 2,440,000 shares authorized; 2,435,394 shares issued and outstanding at December 31, 2008 and 2009 and March 31, 2010 (unaudited); liquidation preference of $10,000 at December 31, 2009 and March 31, 2010 (unaudited)	9,936	9,936	9,936	—

Total convertible preferred stock	77,616	77,616	77,616	—

Stockholders’ equity (deficit):

Common stock, $0.001 par value; 52,000,000 shares authorized; 3,681,990, 4,745,002 and 5,014,962 issued and outstanding at December 31, 2008 and 2009 and March 31, 2010 (unaudited), respectively and 38,805,785 shares outstanding pro forma (unaudited)	4	5	5	39
Additional paid-in capital	4,299	6,038	6,503	84,133
Accumulated deficit	(68,104)	(60,775)	(48,776)	(48,776)

Total stockholders’ equity (deficit)	(63,801)	(54,732)	(42,268)	$35,396

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$20,373	$34,472	$49,995

The accompanying notes are an integral part of these consolidated financial statements.

Inphi Corporation

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Revenue	$31,681	$32,727	$37,617	$7,337	$12,662
Revenue from related party	4,556	10,227	21,235	2,999	6,424

Total revenue	36,237	42,954	58,852	10,336	19,086
Cost of revenue	16,028	19,249	21,269	3,703	7,187

Gross profit	20,209	23,705	37,583	6,633	11,899

Operating expense:
Research and development	17,332	17,501	17,847	4,707	5,066
Sales and marketing	5,157	6,339	7,704	1,662	2,075
General and administrative	2,966	3,169	3,947	739	1,903

Total operating expense	25,455	27,009	29,498	7,108	9,044

Income (loss) from operations	(5,246)	(3,304)	8,085	(475)	2,855
Other income (expense)	(95)	(124)	73	14	27

Income (loss) before income taxes	(5,341)	(3,428)	8,158	(461)	2,882
Provision (benefit) for income taxes	—	—	829	—	(9,117)

Net income (loss)	$(5,341)	$(3,428)	$7,329	$(461)	$11,999

Net income (loss) allocable to common stockholders	$(5,341)	$(3,428)	$130	$(461)	$1,302

Net income (loss) per share:
Basic	$(2.81)	$(1.14)	$0.03	$(0.12)	$0.28

Diluted	$(2.81)	$(1.14)	$0.02	$(0.12)	$0.11

Weighted-average shares used in computing net income (loss) per share:
Basic	1,897,745	3,008,751	3,894,132	3,724,253	4,665,332
Diluted	1,897,745	3,008,751	6,509,191	3,724,253	12,236,714
Pro forma net income per share (unaudited):
Basic			$0.19		$0.31

Diluted			$0.18		$0.26

Weighted-average shares used in computing pro forma net income per share (unaudited):
Basic			37,684,955		38,456,155
Diluted			40,300,014		46,027,537

The accompanying notes are an integral part of these consolidated financial statements.

Inphi Corporation

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands, except share amounts)

	Series A Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series E Redeemable Convertible Preferred Stock		Total Preferred Stock	Common Stock		Additional Paid-in Capital	Accumu- lated Deficit	Total Stock- holders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
Balance at December 31, 2006	1,209,998	$12,016	6,780,198	$24,985	15,175,770	$18,690	8,189,463	$11,989	—	$—	$67,680	1,133,728	$1	$1,258	$(59,335)	$(58,076)
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	1,167,103	1	577	—	578
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	827	—	827
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,341)	(5,341)

Balance at December 31, 2007	1,209,998	12,016	6,780,198	24,985	15,175,770	18,690	8,189,463	11,989	—	—	67,680	2,300,831	2	2,662	(64,676)	(62,012)
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	1,381,159	2	642	—	644
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	995	—	995
Issuance of preferred stock, net	—	—	—	—	—	—	—	—	2,435,394	9,936	9,936	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,428)	(3,428)

Balance at December 31, 2008	1,209,998	12,016	6,780,198	24,985	15,175,770	18,690	8,189,463	11,989	2,435,394	9,936	77,616	3,681,990	4	4,299	(68,104)	(63,801)
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	1,063,012	1	574	—	575
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	1,165	—	1,165
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,329	7,329

Balance at December 31, 2009	1,209,998	12,016	6,780,198	24,985	15,175,770	18,690	8,189,463	11,989	2,435,394	9,936	77,616	4,745,002	5	6,038	(60,775)	(54,732)
Exercise of stock options (unaudited)	—	—	—	—	—	—	—	—	—	—	—	269,960	—	144	—	144
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	321	—	321
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	11,999	11,999

Balance at March 31, 2010 (unaudited)	1,209,998	$12,016	6,780,198	$24,985	15,175,770	$18,690	8,189,463	$11,989	2,435,394	$9,936	$77,616	5,014,962	$5	$6,503	$(48,776)	$(42,268)

The accompanying notes are an integral part of these consolidated financial statements.

Inphi Corporation

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$(5,341)	$(3,428)	$7,329	$(461)	$11,999
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,307	1,430	1,291	354	355
Stock-based compensation	827	995	1,165	255	321
Deferred income taxes	—	—	—	—	(9,571)
Other noncash items	43	51	27	5	(7)
Changes in assets and liabilities:
Accounts receivable	(628)	1,766	(4,588)	(2,648)	(725)
Inventories	(1,650)	635	143	280	(1,106)
Prepaid expenses and other assets	18	245	(88)	97	(185)
Income tax payable	—	—	444	—	(34)
Accounts payable	(234)	(1,185)	1,413	415	598
Accrued expenses	75	492	1,062	576	425
Deferred revenue	1,405	373	1,605	(451)	2,320
Other	—	3	46	90	(104)

Net cash provided by (used in) operating activities	(4,178)	1,377	9,849	(1,488)	4,286

Cash flows from investing activities
Purchases of property and equipment	(1,774)	(2,550)	(560)	(73)	(456)
Proceeds from sale of property and equipment	—	72	4	4	—

Net cash used in investing activities	(1,774)	(2,478)	(556)	(69)	(456)

Cash flows from financing activities
Repayment of capital lease obligations	(45)	(45)	(17)	(12)	—
Proceeds from line of credit	3,650	—	—	—	—
Repayment of line of credit	(550)	(3,650)	—	—	—
Proceeds from exercise of stock options	578	644	733	14	119
Net proceeds from issuance of preferred stock	—	9,936	—	—	—

Net cash provided by financing activities	3,633	6,885	716	2	119

Net increase (decrease) in cash and cash equivalents	(2,319)	5,784	10,009	(1,555)	3,949
Cash and cash equivalents at beginning of period	5,587	3,268	9,052	9,052	19,061

Cash and cash equivalents at end of period	$3,268	$9,052	$19,061	$7,497	$23,010

Supplemental Cash Flow Information
Interest paid	$138	$63	$—	$—	$—
Income taxes paid	—	—	381	—	485

The accompanying notes are an integral part of these consolidated financial statements.

Inphi Corporation

Notes to Consolidated Financial Statements

(Dollars in thousands except share and per share amounts)

1. Organization and Summary of Significant Accounting Policies

Inphi Corporation (the “Company”), a Delaware corporation, was incorporated in November 2000. The Company is a fabless provider of high-speed analog semiconductor solutions for the communications and computing markets. The Company’s semiconductor solutions are designed to address bandwidth bottlenecks in networks, maximize throughput and minimize latency in computing environments and enable the rollout of next generation communications and computing infrastructures. In addition, the semiconductor solutions provide a vital high-speed interface between analog signals and digital information in high-performance systems such as telecommunications transport systems, enterprise networking equipment, datacenter and enterprise servers, storage platforms, test and measurement equipment and military systems.

The Company is subject to certain risks and uncertainties and believes changes in any of the following areas could have a material adverse effect on the Company’s future financial position or results of operations or cash flows: ability to sustain profitable operations due to history of losses and accumulated deficit, dependence on limited number of customers for a substantial portion of revenue, product defects, risks related to intellectual property matters, lengthy sales cycle and competitive selection process, lengthy and expensive qualification process, ability to develop new or enhance products in a timely manner, market development of and demand for the Company’s products, reliance on third parties to manufacture, assemble and test products and ability to compete.

Basis of Presentation

The accompanying financial statements through December 31, 2009 reflect the stand-alone operations of the Company. During the three months ended March 31, 2010, the Company established wholly owned subsidiaries in the United Kingdom and Singapore. Accordingly, for the three month period ended March 31, 2010, the financial statements reflect the consolidated financial position, results of operations and cash flows of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, management evaluates its estimates, including those related to (i) the collectibility of accounts receivable; (ii) write down for excess and obsolete inventories; (iii) warranty obligations; (iv) the value assigned to and estimated useful lives of long-lived assets; (v) the realization of tax assets and estimates of tax liabilities and tax reserves; (vi) the valuation of equity securities; and (vii) the recognition and disclosure of contingent liabilities. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company may engage third party valuation specialists to assist with estimates related to the valuation of financial instruments and assets associated with various contractual arrangements, as well as the

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

underlying value of its common equity. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions or circumstances.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash and cash equivalents with major financial institutions and, at times, such balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits. Cash equivalents primarily consist of money market funds.

Fair Market Value of Financial Instruments

The carrying amount reflected in the balance sheet for cash and cash equivalents, accounts receivable, prepaid and other current assets, accounts payable, accrued expenses and other current liabilities, approximate fair value due to the short-term nature of these financial instruments.

Inventories

Inventories include materials, labor and overhead and are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventories are reduced for write downs based on periodic reviews for evidence of slow-moving or obsolete parts. The write-down is based on comparison between inventory on hand and estimated future sales for each specific product. Once written down, inventory write downs are not reversed until the inventory is sold or scrapped. Inventory write downs are also established when conditions indicate that the net realizable value is less than cost due to physical deterioration, obsolescence, changes in price level or other causes.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on property and equipment over the estimated useful lives on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or lease terms. Repairs and maintenance are charged to expense as incurred. Useful lives by asset category are as follows:

Asset Category	Years
Office equipment	3 years
Software	3 years
Leasehold improvements	Shorter of lease term or estimated useful life
Production equipment	2 years
Computer equipment	5 years
Lab equipment	5 years
Furniture and fixtures	7 years

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

Equipment Under Capital Leases

The Company leases certain of its equipment under capital lease agreements. The assets and liabilities under capital leases are initially recorded at the fair value of the assets under lease. There were no material capital lease obligations outstanding at December 31, 2008 or 2009 or March 31, 2010 (unaudited).

Long-Lived Assets

The Company assesses the impairment of long-lived assets, which consist primarily of property and equipment, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable. Events or changes in circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, significant underperformance relative to expected historical or projected future results of operations, a change in the extent or manner in which an asset is utilized, significant declines in the estimated fair value of the overall Company for a sustained period, shifts in technology, loss of key management or personnel, changes in the Company’s operating model or strategy and competitive forces.

If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets.

Internal Use Software Costs

Certain external and internal computer software costs acquired for internal use are capitalized. Training costs and maintenance are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized costs are included within property and equipment.

Revenue Recognition

The Company’s products are fully functional at the time of shipment and do not require additional production, modification, or customization. The Company recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, and collection is reasonably assured. The Company’s sales arrangements do not include multiple elements.

Product revenue is recognized upon shipment of product to customers, net of accruals for estimated sales returns and allowances, which to date, have not been significant. However, some of the Company’s sales are made through distributors under arrangements that allow for price protection or rights of return on product unsold by the distributors. Product revenue on sales made through distributors with rights of return or price protection is deferred until the distributors sell the product to end customers. Sales to distributors are included in deferred revenue and the Company includes the related costs in inventory until sale to the end customers occurs. Price protection rights allow distributors the right to a credit in the event of declines in the price of the Company’s product that they hold prior to the sale to an end customer. In the event that the Company reduces the selling price of products held by distributors, deferred revenue related to distributors with price protection rights is

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

reduced upon notification to the customer of the price change. There were no material product returns or price declines in 2007, 2008 and 2009. The Company’s sales to direct customers are made primarily pursuant to standard purchase orders for delivery of products. The Company generally allows customers to cancel or change purchase orders within limited notice periods prior to the scheduled shipment.

Cost of Revenue

Cost of revenue includes cost of materials, such as wafers processed by third-party foundries, cost associated with packaging and assembly, test and shipping, cost of personnel, including stock-based compensation, and equipment associated with manufacturing support, logistics and quality assurance, warranty cost, write down of inventories, amortization of production mask costs, overhead and an allocated portion of occupancy costs.

Warranty

The Company’s products are under warranty against defects in material and workmanship generally for a period of one year. The Company accrues for estimated warranty cost at the time of sale based on anticipated warranty claims and actual historical warranty claims experience. The warranty obligation is determined based on product failure rates, cost of replacement and failure analysis cost. If actual warranty costs differ significantly from these estimates, adjustments may be required in the future. The warranty liability as of December 31, 2008 was not material. In 2009, the Company provided a warranty liability of $450. As of March 31, 2010 (unaudited), the warranty liability remained at $450. To date, actual warranty experience has been consistent with the Company’s expectations and related estimates.

Research and Development Expense

Research and development expense consists of costs incurred in performing research and development activities including salaries, stock-based compensation, employee benefits, occupancy costs, overhead costs and prototype wafer, packaging and test costs. Research and development costs are expensed as incurred.

Sales and Marketing Expense

Sales and marketing expense consists of salaries, stock-based compensation, employee benefits, travel and trade show costs. The Company expenses sales and marketing costs as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2010 (unaudited) were not material.

General and Administrative Expense

General and administrative expense consists of salaries, stock-based compensation, employee benefits and expenses for executive management, legal, finance and human resources personnel. In addition, general and administrative expense includes fees for professional services and occupancy costs. These costs are expensed as incurred.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must also make judgments in evaluating whether deferred tax assets will be recovered from future taxable income. To the extent that it believes that recovery is not likely, the Company must establish a valuation allowance. The carrying value of the Company’s net deferred tax asset is

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

based on whether it is more likely than not that the Company will generate sufficient future taxable income to realize these deferred tax assets. A valuation allowance is established for deferred tax assets which the Company does not believe meet the “more likely than not” criteria. The Company’s judgments regarding future taxable income may change in the near term due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If the Company’s assumptions and consequently its estimates change in the future, the valuation allowance the Company has established may be increased or decreased, resulting in a material respective increase or decrease in income tax expense (benefit) and related impact on the Company’s reported net income (loss).

In July 2006, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on accounting for uncertainty in income taxes, which requires that realization of an uncertain income tax position must be more likely than not (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. The guidance further prescribes the benefit to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The interpretation also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. The Company adopted the guidance on January 1, 2007 and the provisions of the guidance have been applied to all income tax positions commencing from that date. The Company recognizes potential interest on income tax over/underpayments and penalties in income taxes.

Stock-Based Compensation

Stock-based compensation for stock option awards issued to the Company’s employees is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. The Company uses the Black-Scholes option-pricing model for valuing awards granted to employees and directors at the grant date. Determining the fair value of stock-based compensation awards at the grant date requires the input of various assumptions, including fair value of the underlying common stock, expected future share price volatility, expected term, risk-free interest rate and dividend rate. Changes in these assumptions can materially affect the fair value of the options. The Company based its estimate of expected volatility on the estimated volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based on the U.S. Treasury yields in effect at the time of grant for periods corresponding to the expected life of the options. The weighted average expected life of options was calculated using the simplified method as prescribed by guidance provided by the Securities and Exchange Commission. This decision was based on the lack of relevant historical data due to the Company’s limited experience and the lack of an active market for the Company’s common stock. The expected dividend yield is zero because the Company has not historically paid dividends and has no present intention to pay dividends. The Company establishes the estimated forfeiture rates based on historical experience. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period which is equal to vesting period.

The Company has elected to treat share-based payment awards with graded vesting schedules and time-based service conditions as single awards and recognizes stock-based compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period.

The Company recognizes non-employee stock-based compensation expenses based on estimated fair value of the equity instrument determined using the Black-Scholes option-pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each non-employee variable stock award is re-measured each period until a commitment date is reached, which is generally the vesting date.

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

Net Income (Loss) per Share

The Company applies the two-class method for calculating net income (loss) per share. Under the two–class method, net income is allocated between common stock and other participating securities based on their participation rights. Basic net income (loss) per share is calculated by dividing income (loss) allocable to common stockholders (after the reduction for any preferred stock dividends assuming current income for the period had been distributed) by the weighted average number of shares of common stock outstanding, net of shares subject to repurchase by the Company, during the period. Diluted net income (loss) per share is calculated by dividing the net income (loss) allocable to common stockholders by the weighted average number of common shares outstanding, adjusted for the effects of potentially dilutive common stock, which are comprised of stock options and warrants to purchase common stock and convertible preferred stock.

Segment Information

The Company’s operations are located primarily in the United States, and materially all tangible assets are located in Westlake Village, California. The Company operates in one segment related to the design, development and sale of high speed analog connectivity components that operate to maintain, amplify and improve signal integrity at high speeds in a wide variety of applications. The Company’s chief operating decision-maker is its Chief Executive Officer, who reviews operating results on an aggregate basis and manages the Company’s operations as a single operating segment.

Unaudited Interim Consolidated Financial Information

The interim balance sheet as of March 31, 2010 and the statements of operations and of cash flows for the three months ended March 31, 2009 and 2010 and statement of convertible preferred stock and stockholders’ equity (deficit) for the three months ended March 31, 2010 and related interim information contained in the notes to these financial statements are unaudited. In the opinion of management, such unaudited interim information has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and includes all adjustments consisting of normal recurring adjustments necessary for a fair statement of the interim information when read in conjunction with the audited financial statements and notes thereto. Results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

Unaudited Pro Forma Stockholders’ Equity

If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into 33,790,823 shares of common stock, based on the shares of convertible preferred stock outstanding at March 31, 2010. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the convertible preferred stock and preferred stock warrants, is reflected in the pro forma balance sheet.

Recent Accounting Pronouncements

The FASB issued new accounting guidance on fair value measurements. The new guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. On January 1, 2008, the Company adopted the new guidance for financial assets and financial liabilities measured at fair value on a recurring basis (see Note 12—Fair Value Measurements). On January 1, 2009, the Company adopted the new guidance for non-financial assets and non-financial liabilities measured at fair value

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

on a nonrecurring basis. In April 2009, the FASB issued additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased that was effective for the Company in the second quarter of fiscal 2009. This includes guidance on identifying circumstances that indicate a transaction is not orderly. In August 2009, the FASB issued clarifying guidance that in circumstances in which a quoted price, in an active market, for an identical liability is not available, a reporting entity is required to measure fair value of such liability using one or more of the of the techniques prescribed by the update. The adoption of the fair value measurements guidance increased the disclosure requirements but did not have an impact on the Company’s consolidated financial position or results of operations.

In December 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance applies prospectively to the Company’s business combinations, if any, for which the acquisition date was on or after January 1, 2009. In April 2009, the FASB issued a new guidance that amends and clarifies the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. There were no business combinations in 2009 or the three months ended March 31, 2010, therefore, the adoption of this guidance did not have an impact on the Company’s consolidated financial position, results of operations, cash flows or disclosures.

In June 2008, FASB issued new accounting guidance on determining whether instruments granted in share-based payment transactions are participating securities. The guidance requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share. This guidance is effective for the Company on January 1, 2009. The Company has concluded that its unvested early exercised options meet the definition of a participating security and should be included in the computation of basic earnings per share. All prior period net income per share data presented has been prepared to conform with the provisions of this accounting guidance.

In May 2009, the FASB issued new accounting guidance relating to subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB amended this guidance. The new guidance eliminates the requirement for an SEC filer to disclose the date through which it has evaluated subsequent events, clarifies the period through which conduit bond obligors must evaluate subsequent events, and refines the scope of the disclosure requirements for reissued financial statements. Entities that are not SEC filers are required to disclose both the date through which subsequent events have been evaluated and whether that date represents the date the financial statements were issued or available to be issued. This accounting guidance is effective for interim or annual periods ending after June 15, 2009. The Company has adopted this guidance in connection with the issuance of its 2009 financial statements (see Note 16).

Effective July 2009, the FASB adopted the FASB Accounting Standards Codification, or the Codification, as the official single source of authoritative U.S. GAAP. All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered nonauthoritative. The Codification also includes all relevant SEC guidance organized using the same topical structure in separate sections within the Codification. Following the Codification, FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates,

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification is not intended to change U.S. GAAP, but it will change the way U.S. GAAP is organized and presented. The Codification is effective for interim and annual periods ending after September 15, 2009. There will be no change to the financial statements due to implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the Notes to Consolidated Financial Statements.

In October 2009, the FASB reached final consensus on a new revenue recognition guidance regarding revenue arrangements with multiple deliverables. The new accounting guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The new accounting guidance is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations or disclosures.

In January 2010, FASB issued an amendment regarding improving disclosures about fair value measurements. This new guidance requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have an impact on the Company’s disclosures for the three months ended March 31, 2010. The Company does not expect that the adoption of the guidance relating to Level 3 fair value measurements will have a material impact on its financial position, results of operations or disclosures.

2. Concentrations

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade accounts receivable. The Company extends differing levels of credit to customers and does not require collateral deposits. As of December 31, 2008 and 2009 and March 31, 2010 (unaudited), the Company maintained an allowance for doubtful accounts of $68.

The following table summarizes the significant customers’ and distributors’ revenue and accounts receivable as a percentage of total revenue and total accounts receivable, respectively:

	Year Ended December 31,			Three Months Ended March 31,
Revenue	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Customer A	13%	24%	36%	29%	34%
Customer B	15	12	*	*	*
Customer C	21	11	*	*	*
Customer D	11	*	*	*	*
Customer E	*	*	*	23	*
Customer F	*	*	*	11	*
Customer G	*	*	*	*	*

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

	December 31,		March 31, 2010
Accounts Receivable	2008	2009
			(Unaudited)
Customer A	13%	42%	28%
Customer B	*	*	*
Customer C	*	*	*
Customer D	*	11	11
Customer E	29	*	*
Customer F	11	*	*
Customer G	*	12	11

*	Less than 10% of total accounts receivable or revenue

Customers D and G are distributors that sell the Company’s products exclusively to Customer F. In the aggregate, revenue to Customer F, including revenue made through distributors as a percentage of total revenue was 11%, 11% and 17% for the years ended December 31, 2007, 2008 and 2009, and 17% for the three months ended March 31, 2010 (unaudited).

3. Inventories

Inventories consist of the following:

	December 31,		March 31, 2010
	2008	2009
			(Unaudited)
Raw materials	$933	$1,002	$1,069
Work in process	1,209	1,375	1,243
Finished goods	1,943	1,565	2,736

	$4,085	$3,942	$5,048

Finished goods held by distributors were $549, $442 and $793 as of December 31, 2008 and 2009 and March 31, 2010 (unaudited), respectively.

4. Property and Equipment, net

Property and equipment consist of the following:

	December 31,		March 31, 2010
	2008	2009
			(Unaudited)
Laboratory and production equipment	$10,181	$10,556	$10,637
Office, software and computer equipment	2,109	2,575	2,836
Furniture and fixtures	166	166	166
Leasehold improvements	48	48	48

	12,504	13,345	13,687
Less accumulated depreciation	(8,947)	(10,231)	(10,586)

	$3,557	$3,114	$3,101

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

Depreciation and amortization expense for the years ended December 31, 2007, 2008 and 2009 was $1,307, $1,430 and $1,291, respectively. Depreciation and amortization expense for the three months ended March 31, 2009 and 2010 (unaudited) was $354 and $355, respectively.

As of December 31, 2008 and 2009 and March 31, 2010 (unaudited), laboratory and production equipment includes $397 in assets that have been capitalized under capital leases. Accumulated amortization of equipment under capital leases was $272, $342 and $360 as of December 31, 2008 and 2009 and March 31, 2010 (unaudited), respectively. Amortization expense in connection with equipment purchased under capital leases was $79, $73 and $70 for the years ended December 31, 2007, 2008 and 2009, respectively. Amortization expense in connection with equipment purchased under capital leases was $18 for both the three months ended March 31, 2009 and 2010 (unaudited).

As of December 31, 2008 and 2009 and March 31, 2010 (unaudited), computer software costs included in property and equipment were $888, $1,251 and $1,434, respectively. Amortization expense of capitalized computer software costs was $102, $125 and $134 for the years ended December 31, 2007, 2008 and 2009, respectively. Amortization expense of capitalized software costs was $33 and $39 for the three months ended March 31, 2009 and 2010 (unaudited).

5. Lines of Credit

In June 2007, the Company entered into a Loan and Security Agreement with an unrelated financial institution, which provided for borrowing up to an aggregate of $10 million. Amounts borrowed under the Loan and Security Agreement were collateralized by substantially all of the assets of the Company and carried an interest rate of prime per annum. The average effective interest rate during 2008 was 6.25%. The Company repaid the entire outstanding balance of $3,650 in February 2008, and the $10 million facility was terminated on June 8, 2009.

In connection with the Loan and Security Agreement, the Company issued a warrant to purchase 30,000 shares of common stock (see Note 9).

6. Income Taxes

Income tax expense consisted of the following:

	Year Ended December 31,
	2007	2008	2009
Current:
U.S. Federal	$—	$—	$253
U.S. State	—	—	576

	—	—	829

Deferred:
U.S. Federal	—	—	—
U.S. State	—	—	—

	—	—	—

Total	$—	$—	$829

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income (loss) as a result of the following:

	Year Ended December 31,
	2007	2008	2009
Provision at statutory rate	$(1,869)	$(1,200)	$2,855
State income taxes	6	16	375
Research and development credits	(601)	(528)	(713)
Change in valuation allowance	2,334	1,544	(1,964)
Other	130	168	276

	$—	$—	$829

Significant components of the Company’s net deferred taxes consist of the following:

	December 31,
	2008	2009
Deferred tax assets
Net operating loss carry forwards	$19,310	$15,424
Research and development credits	4,781	4,602
Other temporary differences	2,211	4,452

Total deferred tax assets	26,302	24,478

Deferred tax liabilities
Amortization and depreciation	—	(425)
Other	—	(31)

Total deferred tax liabilities	—	(456)

Less: valuation allowance	(26,302)	(24,022)

Deferred taxes, net	$—	$—

Valuation Allowance

The Company recorded a full valuation allowance against its net deferred tax assets at December 31, 2008 and 2009. In determining the need for a valuation allowance, management reviewed all available evidence pursuant to the requirements of ASC 740. The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate sufficient future taxable income against which benefits of the deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to the Company’s ability to generate revenue, gross profits, operating income and taxable income in future periods. Amongst other factors, management must make assumptions regarding overall current and projected business and semiconductor industry conditions, operating efficiencies, the Company’s ability to timely develop, introduce and consistently manufacture new products to customers’ specifications, acceptance of new products, customer concentrations, technological change and the competitive environment which may impact the Company’s ability to generate taxable income and, in turn, realize the value of the deferred tax assets. Significant cumulative operating losses in 2008 and prior years, uncertainty with respect to the acceptance of the Company’s products by end customers and significant economic uncertainties in the market made the Company’s ability to

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

project future taxable income highly uncertain and volatile at December 31, 2009. Although 2009 was the Company’s first profitable year, only the last three quarters of the year were profitable and the vast majority of the Company’s pre-tax income was generated in the last two quarters of the year. Based upon management’s assessment of all available evidence, including a relatively short period of recent profitability, coupled with significant uncertainties associated with the Company’s 2010 business outlook, the Company concluded as of December 31, 2009, that it was not more likely than not that its net deferred tax assets would be realized.

In March 2010, the Company received its first substantial quantity of production orders for a new low voltage product. This low voltage product is widely expected in the market to be significant and is expected to begin shipping in high volumes for both the Company and its competitors with a new Intel platform in the second half of 2010. The arrival of these production orders from one of the Company’s largest customers reduced concerns and increased confidence in the strength of the Company’s business outlook for the balance of 2010. In addition, certain other new product introductions began to gain traction with customers, providing additional confidence in the Company’s longer term outlook. The Company also achieved further clarity around certain contingencies related to ongoing litigation and certain other product acceptance concerns that existed at December 31, 2009. Furthermore, during the first quarter of 2010 the Company unexpectedly received additional orders for an older product that allowed the Company to exceed its overall plan for the quarter and continue the recent trend of profitability into the first quarter of 2010. At its April 30, 2010 meeting, based on a review of the positive developments that materialized in the first quarter of 2010, the Company’s board of directors decided to authorize management to retain investment bankers and proceed with plans to pursue a potential initial public offering. Based on these positive developments and an additional quarter of profitable operation, management reassessed the need for a valuation allowance at March 31, 2010 and concluded that a change in circumstances had occurred. Management determined that, based on the Company’s prospects and business outlook, it was reasonable to conclude that it is more likely than not that the Company’s deferred tax assets will be realized. Accordingly, the Company released the full valuation allowance recorded against its deferred tax assets based on the weight of positive evidence that existed at March 31, 2010. Significant judgment is required to determine the timing and extent of a valuation allowance release and the Company’s ability to utilize deferred tax assets will continue to be dependent on the ability to generate sufficient taxable income in future periods.

General Income Tax Disclosures

The Company has net operating loss (“NOL”) carryforwards for federal and state income tax purposes of approximately $37 million and $42 million, respectively at December 31, 2009 that will begin to expire in 2022 and 2014 for federal income tax purposes and state income tax purposes, respectively.

At December 31, 2009, the Company also has federal and state research and development (“R&D”) credit carryforwards of $3 million and $4 million, respectively. The federal tax credit will begin to expire in 2024, unless previously utilized. The state tax credits do not expire.

Pursuant to Internal Revenue Code sections 382 and 383, use of the Company’s NOL and R&D credits generated prior to June 2004 are subject to an annual limitation due to a cumulative ownership percentage change that occurred in that period. The Company has had two changes in ownership, one in December 2000 and the second in June 2004, resulting in an annual limitation on NOL and R&D credit utilization. Additionally, further limitation may occur as a result of the Company’s planned initial public offering or other future changes in ownership.

As discussed in Note 1, the Company adopted the guidance on accounting for uncertainty in income taxes on January 1, 2007. The cumulative effect of applying the recognition and measurement provisions upon

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

adoption of $0.7 million was recorded and fully offset by a corresponding reduction in the valuation allowance. As a result, there was no impact on accumulated deficit from the cumulative effect of applying the guidance. At adoption on January 1, 2007, the Company had approximately $0.7 million of gross unrecognized tax benefits, $0.5 million of which, if recognized upon release of the valuation allowance, would affect the effective income tax rate. As of December 31, 2009, the Company had approximately $1.3 million of unrecognized tax benefits, $0.8 million of which, if recognized upon release of the valuation allowance, would affect the effective income tax rate. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next 12 months.

The following table summarizes the changes in unrecognized tax benefits:

	Year Ended December 31,
	2007	2008	2009
Balance as of January 1	$701	$891	$1,057
Additions based on tax positions related to the current year	190	166	226
Additions based on tax positions of prior year	—	—	—

Balance as of December 31	$891	$1,057	$1,283

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company recognized no interest or penalties upon the adoption of the guidance or during the years ended December 31, 2007, 2008 and 2009 as the unrecognized tax benefits relate to tax attributes that have not yet been utilized on the Company’s tax return.

The Company files income tax returns in the U.S. federal jurisdiction, state of California and certain foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for tax years ended on or before December 31, 2004 or to California state income tax examinations for tax years ended on or before December 31, 2003. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward.

The income tax benefit of $9.1 million for the three months ended March 31, 2010 (unaudited) represents an effective tax rate of approximately (316)%, which differs from the statutory rate of 35%, primarily due to the release of the valuation allowance recorded against the Company’s deferred tax assets, and, to a lesser extent, foreign income taxes provided at lower rates, geographic mix in expected operating results and recognition of California research and development credits. Of the total release of the valuation allowance of approximately $24 million during the three months ended March 31, 2010 (unaudited), approximately $7.8 million (unaudited) was recorded as a discrete benefit for income taxes as this portion of the release related to a change in estimate of future taxable income, and approximately $16.2 million (unaudited) of the valuation release was attributable to a change in estimate for the current year reflected in the Company’s annual effective tax rate calculation for 2010.

On December 31, 2009, the federal R&D credit expired and had not been reinstated into law as of March 31, 2010. Accordingly, the Company did not record a tax benefit for federal research credits during the three months ended March 31, 2010.

During the three months ended March 31, 2010, the gross amount of the Company’s unrecognized tax benefits increased approximately $0.1 million (unaudited) as a result of tax positions taken during the current

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

year. Substantially all of the unrecognized tax benefits as of March 31, 2010, if recognized, would affect the Company’s effective tax rate. As of March 31, 2010, the Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next 12 months.

The Company does not provide for U.S. income taxes on undistributed earnings of its controlled foreign corporations that are intended to be invested indefinitely outside the United States.

7. Net Income (Loss) Per Share

The following shows the computation of basic and diluted net income (loss) per share:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Numerator
Net income (loss)	$(5,341)	$(3,428)	$7,329	$(461)	$11,999
Less amount allocable to preferred stockholders	—	—	(7,193)	—	(10,650)
Less unvested early exercised options	—	—	(6)	—	(47)

Net income (loss) allocable to common stockholders	$(5,341)	$(3,428)	$130	$(461)	$1,302

Denominator
Weighted average common stock	1,897,745	3,008,751	3,900,407	3,724,253	4,840,666
Less weighted average unvested common stock subject to repurchase	—	—	(6,275)	—	(175,334)

Weighted average common stock—basic	1,897,745	3,008,751	3,894,132	3,724,253	4,665,332
Effect of potentially dilutive securities:
Add options to purchase common stock	—	—	2,585,723	—	7,325,517
Add unvested common stock subject to repurchase	—	—	—	—	175,334
Add warrants to purchase common stock	—	—	29,336	—	70,531

Weighted-average common stock—diluted	1,897,745	3,008,751	6,509,191	3,724,253	12,236,714

Net income (loss) per share
Basic	$(2.81)	$(1.14)	$0.03	$(0.12)	$0.28

Diluted	$(2.81)	$(1.14)	$0.02	$(0.12)	$0.11

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

Net income has been allocated to the common stock, convertible participating preferred stock and unvested early exercised options based on their respective rights to share in dividends.

The following securities were not included in the computation of diluted net income (loss) per share as inclusion would have been anti-dilutive:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Convertible preferred stock	31,355,429	33,523,848	33,790,823	33,790,823	33,790,823
Common stock options	10,461,589	13,152,063	5,006,712	13,413,862	239,400
Warrant to purchase common stock	48,740	90,000	—	90,000	—
Warrant to purchase redeemable convertible preferred stock	40,107	40,107	40,107	40,107	35,107
Unvested early exercised options	—	—	6,275	—	—

	41,905,865	46,806,018	38,843,917	47,334,792	34,065,330

Unaudited Pro Forma Net Income per Share

Pro forma basic and diluted net income per share have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred at January 1, 2009.

	Year Ended December 31, 2009	Three Months Ended March 31, 2010
	(Unaudited)	(Unaudited)
Numerator
Net income	$7,329	$11,999
Less amount allocated to unvested early exercised options	(6)	(47)
Less change in fair value of preferred stock warrant	(17)	(7)

Net income allocable to common stock—basic and diluted	$7,306	$11,945

Denominator
Weighted-average common stock used to compute basic net income per share	3,894,132	4,665,332
Pro forma adjustment to reflect assumed weighted effect of conversion of preferred stock	33,790,823	33,790,823

Pro forma weighted average common stock—basic	37,684,955	38,456,155
Add options to purchase common stock	2,585,723	7,325,517
Add unvested common stock subject to repurchase	—	175,334
Add warrants to purchase common stock	29,336	70,531

Pro forma weighted average common stock—diluted	40,300,014	46,027,537

Pro forma net income per share
Basic	$0.19	$0.31

Diluted	$0.18	$0.26

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

8. Convertible Preferred Stock

Convertible preferred stock consists of the following:

	Par Value Per Share	Shares		Liquidation Value
		Authorized	Outstanding
Series A	$0.001	1,234,000	1,209,998	$12,100
Series B	$0.001	6,828,895	6,780,198	24,985
Series C	$0.001	15,175,770	15,175,770	18,690
Series D	$0.001	8,196,720	8,189,463	11,989
Series E	$0.001	2,440,000	2,435,394	10,000

		33,875,385	33,790,823	$77,764

The Company’s Board of Directors is authorized to determine the rights of each offering of convertible preferred stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and its charter. The following summarizes the terms of each series of convertible preferred stock:

Conversion Rights

Each share of Series E and Series D is convertible, at the holder’s option, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable original issuance price by the conversion price, as defined. At December 31, 2009 and March 31, 2010 (unaudited), the conversion price of the Series E and Series D is equal to its original issuance price such that each share of Series E and Series D is convertible into one share of common stock.

Each share of Series C, Series B and Series A is convertible, at the holder’s option, into such number of fully paid and nonassessable shares of common stock as determined by dividing $1.2316 by the applicable conversion price, as defined. At December 31, 2009 and March 31, 2010 (unaudited), the conversion price of the Series C, Series B and Series A is $1.2316 such that each share of Series C, Series B or Series A is convertible into one share of common stock.

In the event of the issuance of additional shares of common stock, subject to certain exclusions, at a price per share less than the conversion price for any series of convertible preferred stock in effect on the date of such issuance, the conversion price for that series will be adjusted based on a weighted average anti-dilution formula. The conversion price is also subject to adjustment based on certain other anti-dilution provisions. Each share of convertible preferred stock will automatically convert into shares of common stock at its then effective conversion rate immediately upon the closing of an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock with gross proceeds to the Company of not less than $40 million at a price per share of at least $6.1592 (“Qualified IPO”). The Company is required to reserve and keep available, out of its authorized but unissued shares of common stock, 33,790,823 shares for the conversion of convertible preferred stock.

Redemption Provisions

The holders of Series E, Series D, Series C and Series B are entitled to redeem their shares in three equal installments at any time between July 30, 2012 and July 30, 2013, upon the written election of the holders of then outstanding shares. The redemption provisions require at least 50% of Series E and Series D and 66 2/3% of the

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

Series C and Series B, voting on an as converted to common stock basis. The first installment will be on the 180th day after the receipt of the redemption request. The second installment will be on the first anniversary of the first redemption date, and the third installment will occur on the second anniversary of the first redemption date. The Company will be liable to redeem each share of preferred stock in a sum equal to the Original Issue Price for each share of preferred stock, plus all declared but unpaid dividends on such shares at the time of payment. The Series A is not redeemable.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series E are entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the holders of the Series D, Series C, Series B, Series A or common stock, $4.1061 per share for Series E plus any dividends declared but unpaid on such shares. If the funds to be distributed are insufficient to permit full payment of the preferential amounts, then the assets will be distributed to the Series E holders ratably in proportion to the full amount due to the Series E holders. After the payment of the Series E liquidation preference, any excess assets and funds of the Company will be distributed to the holders of the Series D, prior and in preference to any distribution of any assets or surplus funds to the holders of the Series C, Series B, Series A or common stock, at $1.464 per share for Series D plus any dividends declared but unpaid on such shares. If the funds to be distributed are insufficient to permit full payment of the preferential amounts, then the assets will be distributed to the Series D holders ratably in proportion to the full amount due to the Series D holders. After the payment of the Series D liquidation preference, any excess assets and funds of the Company will be distributed to the holders of the Series C and Series B, prior and in preference to any distribution of any assets or surplus funds to the holders of the Series A or common stock, at $1.2316 per share for Series C and $3.685 per share of Series B, plus any dividends declared but unpaid on such shares. If the funds to be distributed are insufficient to permit full payment of the preferential amounts, then the assets will be distributed to the Series C and Series B holders on a pari passu basis ratably in proportion to the full amount due to the Series C and Series B holders. After the payment of the Series C and Series B liquidation preference, any excess assets and funds of the Company will be distributed to the holders of the Series A, prior and in preference to any distribution of any assets or surplus funds to the holders of the common stock, at $10.00 per share for Series A plus any dividends declared but unpaid on such shares. If the funds to be distributed are insufficient to permit full payment of the preferential amounts, then the assets will be distributed to the Series A holders ratably in proportion to the full amount due to the Series A holders.

After the payment of the convertible preferred stock liquidation preferences, any excess assets and funds of the Company will be distributed ratably among the holders of the common stock and convertible preferred stockholders in proportion to the number of common shares held by them or issuable upon the conversion of the convertible preferred stock.

Liquidation is deemed to include the Company’s sale of all or substantially all of its assets or the acquisition of the Company by another person or entity by means of merger or consolidation resulting from the transfer of 50% or more of the Company’s voting power. Convertible preferred stockholders can waive this “deemed” liquidation preference by a vote of at least 67% of the convertible preferred stock, voting as a single class on an as-converted to common stock basis.

Voting Rights

The convertible preferred stockholders are entitled to one vote for each share of common stock into which such convertible preferred stock can be converted.

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

Dividends

The holders of each series of convertible preferred stock are entitled to receive noncumulative dividends per annum when and if declared by the Board of Directors. The Series E, Series D, Series C, Series B and Series A are entitled to dividends of $0.3285, $0.1171, $0.098528, $0.2948, and $0.80, per share, respectively. After the foregoing dividend payments, if any have been made in full for in a given calendar year, the holders of the preferred stock shall be entitled to receive dividends with the holders of common stock on an as-converted common stock basis if declared by the Board of Directors. No dividends have been declared or paid to date.

9. Warrants

In connection with various financing agreements, the Company issued warrants to purchase common stock and preferred stock. At December 31, 2009 and March 31, 2010 (unaudited), the following warrants were outstanding:

	Number of Shares	Exercise Price per Share
Series B Preferred Stock Warrants	35,107	$3.685
Series D Preferred Stock Warrants	5,000	1.464
Common Stock Warrants	90,000	0.660

The warrants to purchase Series B expire upon the earlier to occur of 1) a Qualifying Acquisition as defined or 2) December 31, 2010. The warrant to purchase Series D expires on the longer to occur of 1) the seventh anniversary after the issuance date or 2) 3 years after the Company’s initial public offering. The warrant to purchase 30,000 shares of common stock expires on June 8, 2014. The warrant to purchase 60,000 of common stock expires on the earliest to occur of 1) June 22, 2012, 2) a Qualified Initial Public Offering, or 3) a Qualifying Acquisition as defined.

In June 2005, the FASB issued authoritative guidance on the classification of freestanding warrants and other similar instruments on shares that are redeemable (either puttable or mandatorily redeemable). The guidance requires liability classification for warrants issued that are exercisable into convertible preferred stock. Liability classification requires the warrants to be remeasured to their fair value each reporting period. At December 31, 2008 and 2009 and March 31, 2010 (unaudited), the fair value of the warrants of $72, $55 and $48, respectively, have been included in accrued liabilities and the changes in fair value has been recorded in other income (expense).

10. Stock Option Plan

In 2000, the Company adopted the 2000 Stock Option/Stock Issuance Plan (the Plan). Under provisions of the Plan, employees, outside directors, consultants and other independent advisors who provide services to the Company may be issued incentive and non-qualified stock options to purchase common stock or may be issued shares of common stock directly. The Board of Directors is authorized to administer the Plan and establish the stock option terms, including the exercise price and vesting period. Options granted under the plan may have varying vesting schedules; however, options generally vest 25% upon completion of one year of service and thereafter in 36 equal monthly installments. Options granted are immediately exercisable and the shares issued upon exercise of the option are subject to a repurchase right held by the Company. The repurchase price under the repurchase right is the original exercise price and the right lapses in accordance with the option-vesting schedule. There were 208,209 and 175,334 unvested shares subject to the Company’s repurchase right as of

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

December 31, 2009 and March 31, 2010 (unaudited), respectively. The proceeds received from unvested early exercise of options are presented in the balance sheet as liabilities and subsequently classified to equity based on the vesting schedule. The vesting of certain options granted or shares issued under the Plan is subject to acceleration of vesting upon the occurrence of certain events as defined in the Plan.

Under the Plan, the exercise price, in the case of an incentive stock option, shall not be less than 100%, and in the case of a nonqualified stock option, not less than 85%, of the fair market value of such shares on the date of grant. The term of the option is determined by the Board but in no case shall exceed 10 years. At December 31, 2009 and March 31, 2010 (unaudited), 18,436,036 shares of common stock have been reserved for issuance under the Plan.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Risk-free interest rate	4.56%	4.13%	2.67%	2.30%	3.13%
Expected life (in years)	6.25	6.25	6.25	6.25	6.25
Dividend yield	—	—	—	—	—
Expected volatility	55.00%	55.00%	68.00%	70.00%	60.00%

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

The following table summarizes information regarding options outstanding:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2006	8,666,677	$0.53
Granted	5,892,004	0.70
Exercised	(1,167,103)	0.50
Canceled	(1,220,763)	0.47

Outstanding at December 31, 2007	12,170,815	0.61
Granted	3,166,234	0.83
Exercised	(1,381,159)	0.47
Canceled	(817,435)	0.75

Outstanding at December 31, 2008	13,138,455	0.67
Granted	1,630,500	0.94
Exercised	(1,063,012)	0.69
Canceled	(1,193,147)	0.84

Outstanding at December 31, 2009	12,512,796	0.69	6.84	$15,175

Granted (unaudited)	440,000	2.30
Exercised (unaudited)	(269,960)	0.44
Canceled (unaudited)	(139,584)	0.80

Outstanding at March 31, 2010 (unaudited)	12,543,252	$0.75	6.70	$40,542

Exercisable at December 31, 2009	12,512,796	$0.69	6.84	$15,175

Vested at December 31, 2009	8,144,099	$0.62	5.98	$10,457

Vested and expected to vest at December 31, 2009	12,495,102	$0.69	6.84	$15,156

Exercisable at March 31, 2010 (unaudited)	12,543,252	$0.75	6.70	$40,542

Vested at March 31, 2010 (unaudited)	8,361,877	$0.63	5.84	$28,029

Vested and expected to vest at March 31, 2010 (unaudited)	12,525,854	$0.75	6.70	$40,492

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

The intrinsic value of options outstanding, exercisable and vested and expected to vest is calculated based on the difference between the exercise price and the fair value of the Company’s common stock as of the respective balance sheet date.

The following table summarizes the Company’s options granted in 2009 through the three months ended March 31, 2010 and its contemporaneous valuations:

	Number of Shares	Exercise Price	Fair Value	Aggregate Intrinsic Value
February 2009	879,000	$0.63	$0.63	—
April 2009	12,000	0.63	0.63	—
August 2009	492,000	1.12	1.12	—
October 2009	142,500	1.60	1.60	—
December 2009	105,000	1.90	1.90	—
February 2010 (unaudited)	440,000	2.30	2.30	—

Stock-based compensation expense is included in the Company’s results of operations as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Operating expenses
Cost of goods sold	$19	$119	$31	$6	$11
Research and development	168	358	475	101	122
Sales and marketing	66	101	238	48	76
General and administrative	574	417	421	100	112

	$827	$995	$1,165	$255	$321

Total unrecognized compensation cost related to unvested stock options at December 31, 2009, prior to the consideration of expected forfeitures, is approximately $2,102 and is expected to be recognized over a weighted-average period of 2.26 years. Total unrecognized compensation cost related to unvested stock options at March 31, 2010 (unaudited), prior to the consideration of expected forfeitures, is approximately $2,359 and is expected to be recognized over a weighted-average period of 2.51 years.

The total fair value of employee options vested during the years ended December 31, 2007, 2008 and 2009 was $731, $1,007 and $963, respectively and $199 for the three months ended March 31, 2010 (unaudited).

The weighted average grant date fair value per share of stock options granted to employees during the years ended December 31, 2007, 2008 and 2009 was $0.42, $0.47 and $0.57, respectively and $1.36 for the three months ended March 31, 2010 (unaudited).

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was $202, $294 and $890, respectively and $605 for the three months ended March 31, 2010 (unaudited). The intrinsic value of exercised options is calculated based on the difference between the exercise price and the fair value of the Company’s common stock as of the exercise date. Cash received from the exercise of stock options was $578, $644 and $733, respectively, for the years ended December 31, 2007, 2008 and 2009 and $119 for the three months ended March 31, 2010 (unaudited).

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

11. Employee Benefit Plan

The Company has established a 401(k) tax-deferred savings plan (the “Plan”) which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. The Company may, at its discretion, make matching contributions to the Plan. Furthermore, the Company is responsible for administrative costs of the Plan. The Company has not made contributions to the Plan since its inception.

12. Fair Value Measurements

On January 1, 2008, the Company adopted the new authoritative guidance for fair value measurements with respects to its financial assets and financial liabilities. Effective January 1, 2009, the Company adopted the new authoritative guidance for fair value measurements with respect to its non-financial assets and non-financial liabilities. The adoption of the guidance for fair value measurement did not have a material impact on the Company’s financial statements but requires additional disclosure.

The new guidance on fair value measurements requires fair value measurements to be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability, or

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following table presents information about assets and liabilities required to be carried at fair value on a recurring basis:

December 31, 2008	Level 1	Level 3	Total
Cash equivalents	$7,056	$—	$7,056
Warrants	—	(72)	(72)

	$7,056	$(72)	$6,984

December 31, 2009	Level 1	Level 3	Total
Cash equivalents	$15,212	$—	$15,212
Warrants	—	(55)	(55)

	$15,212	$(55)	$15,157

March 31, 2010 (Unaudited)	Level 1	Level 3	Total
Cash equivalents	$6,227	$—	$6,227
Warrants	—	(48)	(48)

	$6,227	$(48)	$6,179

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

Cash equivalents consist mainly of money market funds which are traded in active exchange markets. Cash equivalents are categorized as Level 1. The cash equivalents declined in the three months ended March 31, 2010 as the Company was transferring funds in one bank to a demand account in a new primary banking relationship.

The Company utilized a Black-Scholes option pricing model in order to determine the fair value of the preferred stock warrants, including the consideration of a risk-free interest rate, expected term and expected volatility. Certain inputs used in the model are unobservable. The fair values could change significantly based on future market conditions. Preferred stock warrants are categorized as Level 3.

The following table summarizes the change in value of the preferred stock warrants:

	Year Ended December 31,		Three Months Ended March 31,
	2008	2009	2009	2010
			(Unaudited)	(Unaudited)
Balance at beginning of period	$21	$72	$72	$55
Change in fair value included in other (income) expense	51	(17)	(3)	(7)

Balance at end of period	$72	$55	$69	$48

13. Segment Information

The Company operates in one reportable segment. The Company’s Chief Executive Officer, who is considered to be the chief operating decision maker, manages the Company’s operations as a whole and reviews financial information for purposes of evaluating financial performance and allocating resources. Revenue by region is classified based on the locations to which the product is transported, which may differ from the customer’s principal offices.

The following table sets forth the Company’s revenue by geographic region:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
United States	$14,609	$12,265	$10,727	$1,586	$3,298
Korea	12,066	15,147	18,307	3,510	3,881
Japan	5,187	5,903	5,688	1,254	1,474
China	262	2,258	9,924	2,378	5,257
Taiwan	1,079	1,544	5,687	481	2,389
Other	3,034	5,837	8,519	1,127	2,787

	$36,237	$42,954	$58,852	$10,336	$19,086

Substantially all of the Company’s long-lived tangible assets are located in the United States.

14. Commitments and Contingencies

Leases

The Company leases its facility and certain equipment under noncancelable lease agreements expiring in various years through 2010. The Company also licenses certain software used in its research and development activities under a term license subscription and maintenance arrangement.

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

Future minimum lease payments under noncancelable operating leases having initial terms in excess of one year are as follows:

	December 31, 2009	March 31, 2010
		(Unaudited)
2010	$3,214	$2,483
2011	1,474	1,590
2012	5	26

	$4,693	$4,099

For the years ended December 31, 2007, 2008 and 2009, lease operating expense was $2,185, $2,649 and $2,811, respectively. For the three months ended March 31, 2009 and 2010 (unaudited), lease operating expense was $693 and $706, respectively.

Legal Proceedings

Netlist, Inc. v. Inphi Corporation, Case No. 09-cv-6900 (C.D. Cal.)

On September 22, 2009, Netlist filed suit in the United States District Court, Central District of California, or the Court, asserting that the Company infringes U.S. Patent No. 7,532,537. Netlist filed an amended complaint on December 22, 2009, further asserting that the Company infringes U.S. Patent Nos. 7,619,912 and 7,636,274, collectively with U.S. Patent No. 7,532,537, the patents-in-suit, and seeking both monetary damages to be determined and an injunction to prevent further infringement. These infringement claims allege that the Company’s iMB™ and certain other memory module components infringe the patents-in-suit. The Company answered the amended complaint on February 11, 2010 and asserted that the Company does not infringe the patents-in-suit and that the patents-in-suit are invalid. The Company has since filed inter partes requests for reexamination with the United States Patent and Trademark Office, or the USPTO, asserting that the patents-in-suit are invalid. The USPTO is required to grant or deny the reexamination requests within three months of their effective filing dates, which, due to re-filing of certain papers due to procedural requests of the USPTO, was June 4, 2010 for U.S. Patent No. 7,636,274, June 8, 2010 for U.S. Patent No. 7,619,912 and June 9, 2010 for U.S. Patent No. 7,532,537. The USPTO has accepted the filings of the reexamination requests for U.S. Patent Nos. 7,619,912 and 7,636,274, and the Company re-filed its reexamination request for U.S. Patent No. 7,532,537 on June 9, 2010. If the reexamination requests are granted, the PTO will then evaluate the validity of the patents-in-suit in reexamination proceedings. The reexamination proceedings could result in a determination that the patents-in-suit, in whole or in part, are valid or invalid, as well as modifications of the scope of the patents-in-suit.

A third party, Sanmina-SCI Corporation, or SSC, has also requested interference proceedings with the USPTO with respect to each of the patents-in-suit. In its April 21, 2010 Request for Continued Examination of U.S. Application No. 11/142,989, SSC asserted that it has priority to the inventions claimed by the patents-in-suit and should be granted rights to those inventions. The Company has entered into an agreement with SSC for a non-exclusive license to those rights, if any, that SSC may obtain to the inventions claimed by the patents-in-suit if the USPTO agrees to commence interference proceedings and if SSC prevails in those proceedings.

In connection with the reexamination requests and the interference proceedings, the Company also filed a motion to stay proceedings with the Court, which was granted on May 18, 2010, whereby the Court stayed the proceedings until at least February 14, 2011, requested that Netlist notify the Court within one week of any action taken by the USPTO in connection with the reexamination or interference proceedings, and requested that

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

the parties file papers by January 31, 2011 stating their position on whether the stay should be extended. While the Court granted a stay until February 14, 2011, the Court could lift the stay before then. For example, the USPTO is required to evaluate the reexamination requests well before February 14, 2011, as noted above, and if the USPTO denies the reexamination requests, the Court may decide to lift the stay. While the Company intends to defend the lawsuit vigorously, litigation, whether or not determined in the Company’s favor or settled, could be costly and time-consuming and could divert management’s attention and resources, which could adversely affect the Company’s business.

Inphi Corporation v. Netlist, Inc, Case No. 09-cv-8749 (C.D. Cal.).

On November, 30, 2009, the Company filed suit in the United States District Court, Central District of California asserting that Netlist infringes U.S. Patent Nos. 7,307,863 and 7,479,799, collectively the patents-in-suit, and are seeking both monetary damages and an injunction to prevent further infringement. Netlist answered the complaint on January 15, 2010 and filed an amended answer on April 22, 2010, asserting that it does not infringe the patents-in-suit, that the patents-in-suit are invalid and that U.S. Patent No. 7,479,799 is unenforceable due to inequitable conduct before the USPTO. Discovery is currently proceeding, and the Court has set a trial date of October 11, 2011.

The Company is unable to assess the possible outcome of these matters. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, the Company’s business, financial condition, results of operations or cash flows could be materially and adversely affected.

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third-parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnifications. As a result, the Company believes the estimated fair value of these agreements is immaterial. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2009 and March 31, 2010 (unaudited).

15. Related Party Transactions

The Company recognized $4,556, $10,227, $21,235, $2,999 and $6,424 in revenue during the December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010 (unaudited), respectively from a Series E and Series D investor. The receivable balance from the investor as of December 31, 2008 and 2009 and March 31, 2010 (unaudited) was $458, $3,411 and $2,449, respectively.

In 2007, the Company entered into software subscription and maintenance agreement with Cadence Design Systems, Inc. (“Cadence”), a related party company. A member of the Company’s Board of Directors is also the Chief Executive Officer, President and a director of Cadence. The Company committed to pay $7 million payable in 16 quarterly payments through May 2011. The Company paid $1.4 million, $1.8 million and $0.5 million in the years ended December 31, 2008 and 2009 and for the three months ended March 31, 2010

Inphi Corporation

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands except share and per share amounts)

(unaudited), respectively. Operating lease expense related to this agreement included in research and development expense was $1.8 million for the years ended December 31, 2008 and 2009 and $0.4 million for the three months ended March 31, 2010 (unaudited).

16. Subsequent Events

The Company has performed an evaluation of subsequent events through June 16, 2010, the date of issuance of the financial statements.

In April 2010, the Board of Directors approved an amendment to the Company’s 2000 Stock Option/Stock Issuance Plan to increase the number of shares of common stock reserved for issuance by 1,946,489 shares, bringing the authorized number of shares reserved for issuance to 20,382,525. In addition, the Board of Directors approved the grant of 2,483,000 stock options with an exercise price of $3.98 per share to employees of the Company and the grant of a restricted stock award of 40,000 shares to a Board member.

In April and June 2010, the Company entered into new lease agreements for office space in Santa Clara, California and Thousand Oaks, California, respectively. The lease in Santa Clara has a term of 63 months and the total minimum lease payments are $2.1 million. The lease in Thousand Oaks has a term of 72 months and the total minimum lease payments are $3.6 million.

In May 2010, the Company entered into an agreement to acquire all of the outstanding shares of Winyatek Technology, Inc, in exchange for $2.5 million cash, 732,000 shares of its Series E preferred stock and earn-out consideration up to $2.0 million, to be determined based on certain operating metrics. The acquisition is expected to close during the second or third quarter of 2010, subject to approvals and other customary closing conditions.

In June 2010, the Company’s board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock. The Board of Directors also approved the Company’s 2010 Stock Incentive Plan to become effective immediately prior to the completion of the initial public offering.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except for the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee and The New York Stock Exchange listing fee.

Securities and Exchange Commission registration fee		$8,200
Financial Industry Regulatory Authority filing fee		12,000
The New York Stock Exchange listing fee		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides, among other things, that we may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the Registrant, by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of our board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Registrant’s amended and restated bylaws, attached as Exhibit 3(ii).2 hereto, provide that the Registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law. In addition, the Registrant has entered into separate indemnification agreements, attached as Exhibit 10.3 hereto, with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since our inception through May 31, 2010 and gives effect to the one for ten reverse stock split effected April 16, 2004:

On November 13, 2000, we issued and sold 533,331 shares of our common stock to our three founders, at a purchase price of $0.01 per share, for an aggregate consideration of $5,333.33.

On February 28, 2001 we issued and sold 1,500 shares of our common stock to one accredited investor pursuant to a Common Stock Purchase Agreement dated February 28, 2001, at a purchase price of $1.00 per share, for an aggregate consideration of $1,500.00.

On various dates between January 24, 2001 and May 13, 2010, we granted stock options to purchase 23,819,324 shares of our common stock to our directors, officers, employees and consultants pursuant to our 2000 Stock Plan, with exercise prices ranging from $0.30 to $3.98 per share.

On April 30, 2010, we granted a restricted stock bonus to purchase 40,000 shares of our common stock, which was immediately exercised, to one of our directors, pursuant to our 2000 Stock Plan, with an exercise price of $3.98 per share.

On various dates between April 26, 2001 and August 13, 2003, we granted stock options to purchase 5,000 shares of our common stock to our consultants outside of our 2000 Stock Plan, with an exercise price of $1.00 per share.

On various dates between July 18, 2001 and May 29, 2010, we issued and sold an aggregate of 5,019,671 shares of our common stock to our directors, officers, employees and consultants pursuant to the exercise of options granted under our 2000 Stock Plan. The exercise prices ranged from $0.30 to $1.00 per share, for an aggregate consideration of $2,689,776.68.

On April 19, 2002, we issued and sold an aggregate of 500 shares of our common stock to a consultant pursuant to the exercise of options granted outside of our 2000 Stock Plan. The exercise price was $1.00 per shares, for an aggregate consideration of $500.00.

From June 8, 2007 to June 22, 2007, we issued warrants to two accredited investors to purchase up to 90,000 shares of our common stock at an exercise price of $0.66 per share.

On December 4, 2000, we issued and sold an aggregate of 1,209,998 shares of our Series A preferred stock at $10.00 per share to 10 accredited investors for an aggregate consideration of $12,100,000.

From May 13, 2002 to July 10, 2002, we issued and sold 6,780,198 shares of our Series B preferred stock at $3.6850 per share to 31 accredited investors for an aggregate consideration of $24,985,103.83.

On December 19, 2002, we issued a warrant to an accredited investor to purchase up to 35,107 shares of our Series B preferred stock at an exercise price of $3.6850 per share.

From April 20, 2004 through October 29, 2004, we issued and sold an aggregate of 15,175,770 shares of our Series C preferred stock at $1.2316 per share to 39 accredited investors for an aggregate consideration of $18,690,478.33.

From November 3, 2005 through May 31, 2006, we issued and sold an aggregate of 8,189,463 shares of our Series D preferred stock at $1.4640 per share to 37 accredited investors for an aggregate consideration of $11,989,373.83.

On April 19, 2006, we issued a warrant to an accredited investor to purchase up to 5,000 shares of our Series D preferred stock at an exercise price of $1.4640 per share.

From January 30, 2008 through April 21, 2008, we issued and sold an aggregate of 2,435,394 shares of our Series E preferred stock at $4.1061 per share to 19 accredited investors for an aggregate consideration of $9,999,996.51.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with Inphi, to information about Inphi.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3(i).1	Restated Certificate of Incorporation of the Registrant.

3(i).2	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant.

3(i).3	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.

3(ii).1	Bylaws of the Registrant.

3(ii).2	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.

4.1*	Specimen Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement dated as of January 30, 2008.

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

10.1+	Inphi Corporation 2000 Stock Option/Stock Issuance Plan (as amended on June 2, 2010) and related form stock option plan agreements.

10.2+	Inphi Corporation 2010 Stock Incentive Plan and related form agreements.

10.3+	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.4+	Offer letter dated July 14, 2007 between Young K. Sohn and the Registrant, as amended.

10.5+	Change of Control and Severance Agreement dated June 8, 2010, by and between Young K. Sohn and the Registrant.

10.6+	Offer letter dated December 10, 2007 between John Edmunds and the Registrant, as amended.

10.7+	Change of Control and Severance Agreement dated June 8, 2010, by and between John Edmunds and the Registrant.

10.8+	Offer letter dated October 3, 2007 between Ron Torten and the Registrant, as amended.

10.9	Lease Agreement between the Registrant and H&G Selvin Properties dated as of June 30, 2006, including amendments thereto.

10.10	Sublease Agreement between the Registrant and Scintera Networks, Inc. dated as of December 1, 2009, including amendments thereto.

10.11	Lease Agreement between the Registrant and Santa Clara Towers, L.P. dated as of April 27, 2010.

10.12	Lease Agreement between the Registrant and LBA Realty Fund III—Company VII, LLC dated as of June 4, 2010.

21.1	List of Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-6 of this Registration Statement).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing(s) specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 16th day of June, 2010.

INPHI CORPORATION

By:	/S/ YOUNG K. SOHN
Young K. Sohn
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Young K. Sohn and John Edmunds and each of them, his or her true and lawful attorneys in fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ YOUNG K. SOHN Young K. Sohn	Chief Executive Officer (Principal Executive Officer), President and Director	June 16, 2010

/S/ JOHN EDMUNDS John Edmunds	Chief Financial Officer and Chief Accounting Officer (Principal Financial and Accounting Officer)	June 16, 2010

/S/ DIOSDADO BANATAO Diosdado Banatao	Chairman of the Board	June 16, 2010

/S/ DAVID LADD David Ladd	Director	June 16, 2010

/S/ TIMOTHY SEMONES Timothy Semones	Director	June 16, 2010

/S/ PETER J. SIMONE Peter J. Simone	Director	June 16, 2010

/S/ SAM S. SRINIVASAN Sam S. Srinivasan	Director	June 16, 2010

/S/ LIP-BU TAN Lip-Bu Tan	Director	June 16, 2010

Exhibit Index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3(i).1	Restated Certificate of Incorporation of the Registrant.

3(i).2	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant.

3(i).3	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.

3(ii).1	Bylaws of the Registrant.

3(ii).2	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.

4.1*	Specimen Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement dated as of January 30, 2008.

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

10.1+	Inphi Corporation 2000 Stock Option/Stock Issuance Plan (as amended on June 2, 2010) and related form stock option plan agreements.

10.2+	Inphi Corporation 2010 Stock Incentive Plan and related form agreements.

10.3+	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.4+	Offer letter dated July 14, 2007 between Young K. Sohn and the Registrant, as amended.

10.5+	Change of Control and Severance Agreement dated June 8, 2010, by and between Young K. Sohn and the Registrant.

10.6+	Offer letter dated December 10, 2007 between John Edmunds and the Registrant, as amended.

10.7+	Change of Control and Severance Agreement dated June 8, 2010, by and between John Edmunds and the Registrant.

10.8+	Offer letter dated October 3, 2007 between Ron Torten and the Registrant, as amended.

10.9	Lease Agreement between the Registrant and H&G Selvin Properties dated as of June 30, 2006, including amendments thereto.

10.10	Sublease Agreement between the Registrant and Scintera Networks, Inc. dated as of December 1, 2009, including amendments thereto.

10.11	Lease Agreement between the Registrant and Santa Clara Towers, L.P. dated as of April 27, 2010.

10.12	Lease Agreement between the Registrant and LBA Realty Fund III—Company VII, LLC dated as of June 4, 2010.

21.1	List of Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-6 of this Registration Statement).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.